CHARGE

bandwidth

2024 ANNUAL REPORT



Dear Bandwidth Shareholders and Friends:

In 2024, we rallied around our "Charge" theme, driving one of the most extraordinary years in Bandwidth's history. This powerful mindset propelled us to achieve record financial results, deliver groundbreaking innovations, forge deeper partnerships with leading global enterprises, and strengthen our collaborative culture—all while maintaining our unwavering commitment to putting customers first.

The industry continues to recognize our leadership position, with Bandwidth receiving prestigious accolades including "Best CPaaS Platform" and "Innovation in Customer Service," validating our mission to be the most trusted provider of mission-critical communications infrastructure.

FINANCIAL MOMENTUM

I'm pleased to report exceptional financial performance for 2024:

- Total revenue reached $748 million, growing 25% year-over-year

- Non-GAAP gross margin expanded to 57%, up 2 percentage points

- EBITDA increased 70% to $82 million

- Free cash flow grew 206% to $59 million

These results reflect the strength of our business model and our ability to execute with discipline while investing for future growth.

INNOVATION LEADERSHIP

2024 marked a pivotal year in our product evolution with the launch of our next-generation Universal Platform, which transforms customer experiences through faster onboarding, automated workflows, and enhanced performance monitoring—all accessible through our robust API ecosystem. This platform represents our commitment to simplifying enterprise communications migration to Bandwidth.

We showcased these innovations at Reverb24, our inaugural customer conference hosted at our Raleigh headquarters. The event brought together over 100 customers and prospects in person, with an additional 1,400 participating via live stream globally. The overwhelmingly positive feedback and subsequent Stevie® award for Best Customer Engagement Initiative reinforced our strategy of building solutions that address our customers' most complex communications challenges.

CUSTOMER-CENTRIC APPROACH

Our award-winning Maestro™ platform continued to gain traction, with hundreds of enterprises now leveraging its capabilities. The Maestro AIBridge is enabling next-generation voice AI functionalities that are transforming how enterprises engage with their customers. Our customer name retention rate remained exceptionally strong at well over 99 percent throughout the year—a testament to the enduring value we deliver.

To further enhance our customer relationships, we established a Customer Advocacy team responsible for orchestrating all aspects of the customer experience. This strategic initiative led to a 50 percent increase in customer visits during 2024 and deepened our understanding of customer challenges, creating new opportunities for collaborative innovation.

Continued on next page →



CULTURAL EXCELLENCE

Our distinctive collaborative culture continued to thrive. At Bandwidth, we believe in the power of in-person collaboration five days a week, which has directly contributed to our high Net Promoter scores and recognition with a Stevie® award for Innovation in Customer Service.

Across our global operations, Bandmates participated in quarterly challenges designed to foster creativity, strengthen teamwork, and develop critical skills. We maintained a vibrant campus environment with guest speakers, educational programs, career development workshops, and wellness initiatives that helped us grow individually and collectively. Through Bandwidth Cares, our employee-led service program, we continued our commitment to the communities where we live and work.

When Hurricane Helene devastated western North Carolina, the Bandwidth community responded with immediate impact. We contributed $100,000 in direct relief, implemented a 2:1 employee donation matching program, invited customer participation, and deployed teams of Bandmates to provide on-the-ground assistance. Standing alongside our neighbors and customers during this challenging time embodied our values in action.

THE AI REVOLUTION

As we move into 2025, we're strategically integrating Artificial Intelligence across our product portfolio and operations.

Throughout our history, Bandwidth has led each major transformation in enterprise communications—from pioneering cloud communications APIs on our proprietary network to scaling enterprise messaging capabilities for the world's largest brands.

Today, we're at the forefront of the next transformative wave: conversational AI in voice communications. This represents a fundamental shift in enterprise-customer interactions. Bandwidth's Communications Cloud, AI innovations, and open technology approach uniquely position us as the essential platform for enterprises implementing voice AI solutions.

This AI transformation represents a shift as significant as the internet itself. We've never been more optimistic about our opportunity to shape the future of enterprise communications.

LOOKING FORWARD

To our valued customers: Thank you for your continued trust and partnership.

To our talented Bandmates: Thank you for your tireless innovation and dedication.

To our shareholders: Thank you for your confidence in our vision and execution.

Together, let's continue to Charge ahead!

Sincerely,

David Morken
Cofounder, Chief Executive Officer, and Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 10-K

_____

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number: 001-38285

BANDWIDTH INC.

(Exact name of registrant as specified in its charter)

_____

Delaware	**56-2242657**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2230 Bandmate Way
Raleigh, NC 27607
(Address of principal executive offices) (Zip Code)

(800) 808-5150
(Registrant's telephone number, including area code)

_____

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	BAND	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $409.0 million based upon the closing price reported for such date on the NASDAQ Global Select Market.

As of February 14, 2025, 26,665,744 shares of the registrant's Class A common stock and 1,958,028 shares of registrant's Class B common stock were outstanding, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated herein by reference in Part II and Part III of this Annual Report on Form 10-K to the extent stated herein. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2024.

Table of Contents

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the words “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “estimate,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our beliefs regarding the impact of macroeconomic conditions, including inflationary and/or recessionary pressures, on our business and financial condition;
- our ability to attract and retain customers, including large enterprises;
- our approach to identifying, attracting and keeping new and existing customers, as well as our expectations regarding customer turnover;
- our beliefs regarding network traffic growth and other trends related to the usage of our products and services;
- the impact of our customers’ violation of applicable laws, our policies or other misuse of our platform;
- our ability to successfully defend our network, systems and data against ever-evolving cybersecurity threats, including denial-of-service and ransomware attacks;
- our expectations regarding revenue, costs, expenses, gross margin, net retention rate, adjusted EBITDA, non-generally accepted accounting principles in the United States of America (“GAAP”) net income and capital expenditures;
- our beliefs regarding the growth of our business and how that impacts our liquidity and capital resources requirements;
- our expectations about the impact of public health epidemics, such as COVID-19, or natural disasters on the global economy and our business, results of operations and financial condition;
- the sufficiency of our cash and cash equivalents to meet our liquidity needs;
- our ability to attract, train, and retain qualified employees and key personnel;
- our beliefs regarding the expense and productivity of and competition for our sales force;
- our expectations regarding headcount;
- our ability to maintain and benefit from our corporate culture;
- our plans to further invest in and grow our business, including international offerings, and our ability to effectively manage our growth and associated investments;
- our ability to introduce new products and services and enhance existing products and services;
- our ability to successfully integrate and benefit from any strategic acquisitions, including our acquisition of Voxbone, or future strategic acquisitions or investments;
- our ability to effectively manage our international operations and expansion;

- our ability to compete successfully against current and future competitors;

- the evolution of technology affecting our products, services and markets;

- the impact of certain new accounting standards and guidance, as well as the time and cost of continued compliance with existing rules and standards;

- our beliefs regarding the use of Non-GAAP financial measures;

- our ability to comply with modified or new industry standards, laws and regulations applicable to our products, services and business, including the General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act of 2018 and other privacy regulations that may be implemented in the future, and Secure Telephone Identity Revisited and Signature-based Handling of Asserted Information Using toKENs ("STIR/SHAKEN"), and other robocalling prevention and anti-spam standards and increased costs associated with such compliance;

- our ability to manage fees that have been or may be instituted by network providers that increase our costs;

- our ability to maintain, protect and enhance our intellectual property;

- our expectations regarding litigation and other pending or potential disputes;

- our ability to service the interest on our Convertible Notes (as defined herein) and repay such Convertible Notes, to the extent required; and

- other risks related to our indebtedness.

We caution you that the foregoing list may not contain all the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Risk Factors Summary

The following is a summary of the principal risks that could adversely affect our business, results of operations and financial condition.

Risks Related to Our Business

- Our future growth and the success of our expansion plans depend on a number of factors that are beyond our control.
- Our growth and financial health are subject to a number of economic risks.
- Nearly all of our operating cash is maintained in deposit accounts with various financial institutions and is not insured by the Federal Deposit Insurance Corporation ("FDIC").
- The market in which we participate is highly competitive, and we may not compete effectively.
- We may not be able to attract new customers in a cost-effective manner.
- The market for some of our services is new and unproven, and may decline or experience limited growth.
- Our ability to meet our goals for revenue growth, cash flow and operating performance depends on customers increasing their use of our services.
- We may not be able to increase the revenue that we derive from enterprises.
- We may not be able to develop service enhancements or new services that achieve market acceptance.
- We use AI in our business, and challenges with properly managing its use could adversely affect our results of operations.
- As we continue to expand geographically and otherwise, we may experience difficulty maintaining our corporate culture and operational infrastructure.
- We have grown rapidly, and may not be able to manage the growth effectively.
- Our pricing and billing systems are complex and errors could adversely affect our results of operations.
- We must continue to develop effective systems to support our business.
- We may not be able to maintain and enhance our brand and increase market awareness.
- Failure to deliver high-quality support may adversely affect our customer relationships.
- We operate internationally, which exposes us to significant risks.
- The military conflict between Russia and Ukraine, including an expansion of that conflict to other areas, may adversely affect our business.
- Some of our revenue is concentrated in a limited number of enterprise customers.
- Attacks on or breaches of our networks or systems, or on those of third parties on which we rely, including denial-of-service and other cyberattacks, may result in disruption to our services, which could harm our business.
- We are currently subject to litigation, including litigation related to taxes and charges associated with our provision of 911 services.
- Customer misuse of our services and software could result in litigation and/or regulatory enforcement actions and harm our business and reputation.
- We are subject to litigation in the ordinary course of business, which may harm our business.
- The communications industry faces significant regulatory uncertainties globally.
- The effects of evolving regulation of Internet Protocol ("IP") -based service providers are unknown.
- Expanded regulatory oversight and enforcement from state and federal agencies may increase compliance and litigation-related risks.
- We must obtain and maintain numerous licenses and permits, in the United States and internationally, to operate our network.
- Evolving technical standards could increase business costs for existing and future products.
- If we violate regulatory requirements that apply to our operations, we may not be able to conduct our business or may be forced to do so under costly compliance structures.
- Our business is subject to complex and evolving laws, commercial standards, contractual obligations and other requirements regarding privacy and data protection.
- Our business may be harmed if we cannot obtain, retain and distribute local or toll-free numbers.
- We may be exposed to liabilities under anti-corruption, export control and economic sanction regulations.
- Third-party intellectual property rights could prevent us from using technologies needed to provide our services.

- Our use of open source software could negatively affect our ability to sell our services and subject us to litigation.
- Indemnity provisions in various agreements potentially expose us to substantial liability.
- We may fail to protect our internally developed systems, technology and software and our intellectual property.
- We may be liable for the information that content owners or distributors distribute over our network.
- Third parties may use our services to commit fraud or steal our services.
- Our customers may choose to discontinue use of Voice over Internet Protocol ("VoIP")-based services and revert to traditional network service providers.
- We may lose customers if our platform or network fails or is disrupted.
- Defects or errors in our services could harm our business.
- If our emergency services do not function properly, we may be exposed to significant liability.
- Termination of relationships with key suppliers could cause delay and additional costs.
- Supply chain interruptions or cyber-attacks aimed at third parties we work with could harm our business.
- Our customer churn rate may increase.
- The prices for some of our services have decreased in the past and may do so again in the future.
- The need to obtain additional IP circuits or interconnect with other networks could increase our costs.
- The loss of any member of our senior management team or key employees could harm our business.
- If we are unable to hire, retain and motivate qualified personnel, our business will suffer.
- We could be subject to additional tax liabilities for historic and future sales, use and similar taxes.
- Our global operations and legal entity structure subject us to potentially adverse income tax consequences.
- Our ability to use our net operating loss and tax credit carryforwards to offset future taxable income may be limited.
- Our estimates or judgments relating to our critical accounting policies may prove to be incorrect.
- We may be unable to maintain an effective system of disclosure controls and internal control over financial reporting.
- If our goodwill or intangible assets become impaired, we may be required to record a significant charge.
- Foreign currency exchange rate fluctuations may harm our business.
- Natural disasters, pandemics, power outages, terrorist attacks, acts of war, civilian unrest and similar events could harm our business.
- We may acquire other businesses, which may divert our management's attention and impact our stock price.

Risks Related to the Convertible Notes

- Servicing our future indebtedness may require a significant amount of cash, which we may not have.
- We may not have the ability to raise the funds necessary for cash settlement of the Convertible Notes.
- The conditional conversion feature of the Convertible Notes may adversely affect our financial condition and operating results.
- The capped call transactions may affect the value of the Convertible Notes and our Class A common stock.
- We are subject to counterparty risk with respect to the Capped Calls.

Risks Related to Ownership of Our Class A Common Stock

- The trading price of our Class A common stock may be volatile and you could lose all or part of your investment.
- Substantial future sales of shares of our Class A common stock could cause the price of our Class A to decline.
- Our dual class capital structure concentrates voting control.
- We cannot predict the impact our capital structure may have on our stock price.
- We are effectively controlled by David A. Morken, our Co-Founder and Chief Executive Officer, whose interests may differ from other stockholders.
- Our stock price and trading volume could decline if securities or industry analysts stop covering our Class A Common Stock.
- Anti-takeover provisions in our organizational documents and Delaware law could impair a takeover attempt.
- Our certificate of incorporation and bylaws include super-majority voting provisions.
- Our bylaws provide that Delaware will be the sole and exclusive forum for certain stockholder litigation.
- We may need additional capital in the future and such capital may be limited or unavailable.
- We do not intend to pay dividends for the foreseeable future.

PART I - FINANCIAL INFORMATION

Item 1. Business

Overview

A global communications transformation is underway, and we believe Bandwidth is at the center. Our mission is to develop and deliver the power to communicate. We enable innovative organizations—from startup app developers to the world's largest enterprises—to engage their end-users and deliver exceptional experiences everywhere people live, learn, work and play. Backed by the Bandwidth Communications Cloud, our global owned-and-operated network spanning more than 65 countries reaching over 90 percent of global gross domestic product ("GDP"), innovative enterprises use Bandwidth's Application Programming Interfaces ("APIs") to easily embed voice, messaging and emergency services capabilities into software and applications. Bandwidth was the first cloud communications provider to offer a robust selection of APIs built on our own cloud platform. Our award-winning support teams help businesses around the world solve complex communications challenges every day.

Bandwidth's business benefits from multiple global megatrends, including enterprise migration to the cloud, adoption of Contact Center as a Service platforms, the need to be able to work from anywhere, reinvention of customer experience, growth in messaging applications to engage directly with consumers, and application of artificial intelligence ("AI") technologies to cloud communications use cases. We believe these megatrends, which have created sizable total addressable markets, are secular, long-lasting and still early in the adoption curve.

With the combination of our software APIs, our global Communications Cloud and our broad range of experience with global regulatory frameworks, we believe Bandwidth is one of the best-positioned providers in our space to deliver mission-critical communications for global enterprises. In fact, Bandwidth already powers all the 2024 Gartner® Magic Quadrant Leaders in the key cloud communications categories of Unified Communications as a Service ("UCaaS") and Contact Center as a Service ("CCaaS").

Our long-term vision is to continue strengthening this position as the key enabling platform for communications transformation. We will seek to do this in three ways: (1) cross-sell and up-sell our existing customers as they benefit from our global footprint and powerful APIs to automate and scale cloud communications; (2) focus on direct-to-enterprise growth to serve Global 2000 enterprises that directly leverage Bandwidth services to accelerate their digital transformations, and (3) aim to be the preferred provider for Software as a Service ("SaaS") platforms that use conversational voice and messaging to create digital engagements that enhance the customer experience. These three strategies are the foundation of the durable business we seek to build.

Operating Segments

We currently operate in one operating segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is our Chief Executive Officer, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker allocates resources and assesses performance based upon consolidated financial information.

Go-to-Market Strategy

Bandwidth's go-to-market strategy is designed around the global shift from on-premises based technology to cloud-based communications. We believe we are the only global Communications Platform as a Service ("CPaaS") provider that also owns and operates our own cloud communications network. This competitive differentiator has enabled Bandwidth to power the forces behind successive waves of the cloud communications revolution–from the growth of unified communications hyperscalers, to the acceleration of messaging platform leaders, and to directly powering global enterprise communications. As each of these customer categories uses services on the Bandwidth Communications Cloud in its own unique way, we have designed three key market offerings to power digital communications transformation:

- *Market Offering 1:* Global Voice Plans. This category serves the leading power platforms at the forefront of the communications transformation in UCaaS and CCaaS. We enable these customers to rapidly automate voice, global number management, emergency services, and many other services on a scalable, global basis.

- *Market Offering 2:* Programmable Messaging. This comprises our text messaging solutions, through which we support innovative SaaS platforms with use cases like retail and eCommerce promotions, financial services identity authentication, and healthcare patient engagement. Programmable Messaging customers come to our Bandwidth Communications Cloud because we offer high capacity, volume and deliverability. We believe this category represents a significant opportunity for future growth due to our ability to scale with customer demand, and innovative products and features such as the emergence of Rich Communication Services ("RCS") in the U.S. market.

- *Market Offering 3:* Enterprise Voice. In this category, Global 2000 enterprises engage directly with us to leverage our voice, global number management, emergency services and other services in their digital transformation. Bandwidth's Maestro™ platform (described below) is designed to accelerate these customers' transitions from on-premises equipment to a hybrid or fully cloud-based solution utilizing integrations with leading UCaaS, CCaaS, voice authentication, conversational AI, and other platforms. Bandwidth's platform architecture provides flexibility, resiliency, and simplicity for enterprises who are modernizing their communications stacks.

Market Offering 1: Global Voice Plans

Through our Global Voice Plans market offering, we power all the leaders in UCaaS and CCaaS, as recognized by the research firm Gartner, including Microsoft, Google, Zoom, RingCentral, Genesys, and Five9. We have been co-creating with many of these customers for more than a decade.

These leaders rely on Bandwidth to deliver the voice, messaging, and emergency services that are central to their own user experiences. Our APIs also expedite customer onboarding with real-time global programmable number management (ordering, porting, provisioning) to allow providers to customize their customer journeys, embed our global communications capability into their platforms, and reduce friction to accelerate onboarding. These platforms are global in nature, and they expect a communications partner who can provide direct global coverage and regulatory insight. We believe our leadership in this market continues to expand with our global footprint.

We believe Bandwidth's toll-free voice solution is a major reason contact center platforms build with Bandwidth for their North American business. Offering 5x carrier redundancy with available hands-free alternative routing, our own toll-free voice network is combined with four additional directly peered toll-free network partners, offering customers greater peace of mind. Whenever possible, Bandwidth keeps calls on its own network to enable excellent quality and better return on investment. Our four additional peered networks further enable best-in-class coverage as well as resilience—so if one network experiences quality-impacting issues, calls can be routed to a different network seamlessly, before impacts are even felt. Bandwidth's unique Call Assure™ solution provides hands-free alternative routing that is fully insulated from the core network to protect against an extraordinary disruption, such as a fire, natural disaster or cyberattack.

Market Offering 2: Programmable Messaging

Our Programmable Messaging market offering is aimed at large messaging customers that use Bandwidth to deliver digital engagement experiences, primarily through our text messaging solutions.

With a significantly higher open rate by end users than email, text messaging has become a key channel to reach consumers. Our easy-to-use APIs and proven track record for deliverability have made Bandwidth a top choice for many leading platforms in text messaging.

Our messaging customers are powering digital engagements across many of the major brands of products people wear, eat, drive and use every day. Use cases include retail and eCommerce promotions, financial services identity authentication, healthcare patient engagement, and many more. Bandwidth offers a full suite of messaging products, including Application to Person ("A2P") messaging solutions supporting both SMS and MMS on Local Numbers ("10DLC"), Toll Free Numbers, and Short Codes. All our solutions support bi-directional unicode, including emojis.

Bandwidth's capacity, high deliverability, regulatory know-how and exceptional human-based support has positioned us as a leading provider for messaging platforms. We believe we will continue to win high-volume contracts from customers that have run out of capacity with our competitors or who seek the robustness, reliability and resilience of our service.

Market Offering 3: Enterprise Voice

Much as the leading platforms in cloud communications have done for years, followed by the messaging leaders in SaaS, now Global 2000 enterprises need to accelerate their digital transformations. Bandwidth can help these large enterprises transition from on-premises communications infrastructure to a fully or hybrid cloud-based solution.

By partnering with Bandwidth, global enterprises can reduce complexity, gain greater control, centralize communication resources and operational workloads, and better prepare for future scale. We believe Bandwidth's history as an enabler to the platform leaders creates additional competitive benefits, such as deep automation of communications services, enterprise-grade quality and support, as well as deep operational relationships with the largest UCaaS and CCaaS platforms.

Bandwidth Maestro™ ("Maestro"), launched in 2023, is a first-of-its-kind, next-generation enterprise cloud communications platform that enables customers to solve the key challenge of integrating best-in-class, real-time voice applications across their UCaaS, CCaaS, AI and machine learning platforms. We believe Maestro's open approach, designed to accommodate technologies developed by third parties, is unique in the cloud communications space. It provides a critical technology bridge that enterprises need to orchestrate a modern customer experience stack without months of costly integration work, which results in faster time to value and enhanced customer and employee experiences and loyalty.

Maestro is a key platform for Bandwidth's AI innovation strategy. In 2023, Bandwidth launched AIBridge, a solution integrated with Maestro, which enables enterprises to easily deploy voice-based AI tools in their contact centers to resolve calls faster and more efficiently in the communications cloud.

With these three market offerings, we aim for Bandwidth to be a strategic partner and critical enabler for global enterprises, SaaS platforms, and cloud communications platforms. We believe the combined power of our software platform and global Communications Cloud helps our customers to future-proof their strategy for the integrations of today, and new services to come.

The Bandwidth Communications Cloud

We believe one of our key competitive differentiators is the Bandwidth Communications Cloud. It provides a communications developer platform on top of an all-IP, owned-and-operated network with global reach. We believe the benefits to our customers include reliability, scalability, and usage-based control for global business-critical communications.

Automation and Workflow

The Bandwidth Communication Cloud's command over our own numbering resources enables real-time porting, provisioning and number ordering en masse, and includes:

- coverage in more than 65 countries, serving over 90 percent of global GDP;

- network platform paired with peering relationships with major global networks ensure our customers are never more than one hop away from the public switched telephone network ("PSTN");

- 5x resilient U.S. toll-free network, with interconnections to four toll-free networks in addition to our own, designed for best-in-class resiliency from a single provider;

- public safety connectivity purpose-built for today's dynamic, increasingly remote workforce, interconnected with emergency calling networks worldwide;

- A2P messaging designed to support best-in-class deliverability and insight;

- a broad range of experience with global regulatory frameworks earned through offering communications services in more than 60 countries and territories;

- modernized connections with incumbents and partners in Europe by migrating to an end-to-end all-IP architecture delivering increased consistency and reliability; and

- Bandwidth-patented anomaly detection models that proactively generate alerts directly into our Network Operations Center for immediate triage, across both voice and messaging.

Core Product Domains

Bandwidth is continually investing in new domains in our Communications Cloud. Below are some of the major product offerings and use cases supported:

Voice. We offer customers the ability to interact with our voice services through SIP or programmable voice API. Our voice services are used to build voice calling in applications and platforms, orchestrate call flows between users or machines, record and bridge calls, initiate text-to-speech for interactive voice response and more. Enterprises can customize high-quality call routing for business voice use cases and global reach. Some of the common use cases are:

- *Powering calling plans within cloud communications platforms (UCaaS, CCaaS, Meetings Solutions):* Our platform empowers cloud communications leaders to connect their enterprise end-users with local and toll-free connectivity at global scale.

- *Embedding 'click-to-call' feature:* We enhance our enterprise customers' ability to connect with consumers instantly. Our programmable voice API enables many use cases including call notifications and surveys, advertising campaigns, etc.

- *Transitioning from traditional premise focused communications to cloud based services:* As enterprises migrate from on-premises equipment to the cloud, Bandwidth can fuel their digital transformation with our software-driven SIP trunking services designed to integrate in hybrid or full cloud deployments.

Messaging API. Our software APIs for messaging deliver a full suite of A2P messaging capabilities, designed to help brands engage with their customers. Bandwidth's North American messaging services are enabled for local and toll-free phone numbers as well as short codes. While we provide a wide range of functionalities, some of the common use cases are:

- *Automated real-time notification and alerts:* Our APIs empower product leaders and enterprise developers with predefined functionalities to send and receive A2P messages, uniquely integrated with their own business processes or tech stacks.

- *Two-factor authentication:* We enable enterprises to verify the identity and maintain security of end users through our software-based, multi-channel verification service that sends unique codes to end users to log in to mobile and web applications.

- *Group messaging:* Product owners utilize our platform to build messaging applications that enable their end-users to share SMS and MMS messages, videos, carry out polls and surveys amongst other uses without leaving the application.

Emergency Services. We provide complete communications solutions (full PSTN replacement) with integrated local emergency services in 38 countries around the globe. We can instantly connect numbers, devices or applications to emergency services with reliable and accurate emergency routing.

- *Dynamic location routing:* Enables real-time, geocoded routing based on X,Y coordinates of the caller and defined Public Safety Answering Point ("PSAPS") boundaries. This helps enterprises meet compliance requirements and enable increasingly remote workforces.

- *Emergency calling API:* One global API that connects apps to the public safety infrastructure without the need for on-premise technology or telephony expertise.

- *Emergency notification API:* Enables a multi-channel notification sent to on-site security personnel when an emergency call takes place within a large enterprise.

Phone Numbers. The Bandwidth App is Bandwidth's user-friendly interface for a comprehensive number management solution. Every function within The Bandwidth App has an accompanying API, allowing our customers' product leaders and developers to integrate Bandwidth's functionality within their own user interfaces or web applications.

- *Global number management:* Order, provision, and activate local and toll-free phone numbers around the world, in real-time, allowing customers to search and sort by availability, geographic region, city/state, country/area code and many other options.

- *Programmatically port up to 20,000 numbers simultaneously:* Gain control over the confusing carrier landscape and automate number porting across all major carriers. This allows for a more reliable end-user experience with controlled scheduling and triggered porting activation.

Insights. Bandwidth Insights gives customers a detailed view of their voice and messaging performance to make data-driven decisions and ensure quality of service.

- *Understand and solve for deliverability issues:* Real-time error codes and alerting allows enterprises to understand and solve for SMS deliverability challenges in an ever-changing text messaging environment.

- *Real-time call quality analytics:* We provide our customers with real-time call analytics including data such as call duration, customer sentiment and other attributes to better understand call performance and customer experience.

- *Track trends, benchmarks and usage:* Our Insights API shows trends, delivery rates and usage patterns by product and carrier.

Bring your own carrier ("BYOC") Integrations. Bandwidth offers the largest ecosystem of BYOC of any provider by integrating with several leading UCaaS, CCaaS, conversational AI and speech-to-text/text-to-speech platforms under our BYOC solutions portfolio, to provide a holistic solution that's seamlessly aligned with the organization, and allows enterprises to move communications to the cloud at their own pace. Once numbers are in the Bandwidth Communications Cloud, they can be moved from platform to platform without leaving Bandwidth, decreasing cloud migration risk and complexity. This includes:

- *UCaaS integrations:* We have BYOC partnerships with leading UCaaS platforms, including Microsoft Teams Direct Routing and Operator Connect, Zoom Phone Provider Exchange, Webex Calling by Cisco and Google Voice for Google Workspace.

- ***CCaaS Integrations:*** We have BYOC partnerships with leading CCaaS platforms, including Five9, Genesys, Webex Contact Center by Cisco and Zoom Contact Center.

- ***Conversational AI Integrations:*** We have BYOC partnerships with leading conversational AI platforms, including Cognigy and Google Cloud's Dialogflow.

- ***Speech-to-Text/Text-to-Speech:*** Our BYOC partnership with Pindrop enables enterprises to utilize Pindrop's voice bio-authentication and anti-fraud services. Our partnership with Amazon Web Services STT/TTS provides access to AWS's speech-to-text and text-to-speech solutions to enable virtual agents with Bandwidth AIBridge.

Competitive Strengths

We believe three elements give Bandwidth a competitive advantage. First, we have an all-IP platform with global reach. The Bandwidth Communications Cloud provides the connectivity, APIs, security, privacy, workflows, and tools to give enterprises of all sizes a simple, scalable way to consume our services. Second, our API-first approach facilitates the embedding of automation, enterprise-grade tooling, and simple UX/UI throughout the Bandwidth Communications Cloud. Third, we have a broad range of experience with global regulatory frameworks informed by our communications services offerings. We believe customers view Bandwidth as a trusted resource, helping them navigate constant change in the global regulatory landscape. In addition, our innovation-rich culture, customer-centric solutions and track record of successful execution provide us with the following competitive strengths:

A full-stack, open Communications Cloud: We built the Bandwidth Communications Cloud to be enterprise grade. As a result, we believe our deployment is fast, our software APIs are flexible and we enable enterprises to launch and scale quickly. The scale and quality of our Communications Cloud allows us to serve large-scale Internet companies and cloud service providers. It also allows us to provide enterprises with one of the broadest, most complete communications services solutions in the industry--solutions that are ready to integrate with leading UC and contact center platforms to create customized, best-of-breed solutions. Our large library of APIs (including voice, messaging, numbers, emergency services, insights and integrations) allows customers to incorporate a broad range of capabilities into their products and services that would be otherwise unattainable.

Global reach from a single source: Our Communications Cloud provides coverage in more than 65 countries covering more than 90 percent of global GDP. This means our customers can consolidate their communications vendor relationships with Bandwidth, while gaining global reach, resiliency and efficiency for their communications stack. We offer greater quality and delivery assurance than providers that offer aggregated services across the public Internet or that simply resell partner networks. We believe that the control we have over our Communications Cloud gives us distinct competitive advantages that include: enabling our customers to deploy cloud-native services, consistent high quality, in-depth enterprise support, real-time traffic visibility and economies of scale.

CPaaS based emergency calling capabilities: We believe we are one of the only CPaaS providers with a full suite of emergency service capabilities. In many countries, it is a legal obligation to ensure on-premise access to local emergency services. Our customers can meet compliance commitments using a single provider in multiple markets where they do business—across North America, Europe and Asia-Pacific. Moreover, our dynamic geospatial routing capability can route emergency calls over our E911 network based on a real-time location of the caller to produce industry-leading results.

Experience & expertise: Our senior leadership team consists of both new and long-tenured leaders – each an expert with deep and proven experience in the telecommunications and SaaS space. We regularly interact with local regulators in more than 30 countries, and we currently power all the 2024 Gartner Magic Quadrant Leaders in UCaaS and CCaaS. We seek to bring this body of experience and knowledge to all our customer engagements.

Growing relationships with low customer churn: We address the complex needs of the customers we serve, and as a result, these enterprises have continued to innovate and grow with our platform over many years. A number of our largest enterprise customers have been on our platform for more than ten years. Our relationship with each of the enterprises we serve often spans product suites, divisions and use cases over time. Based on surveys conducted after customer interactions in 2024, our customers have expressed a greater than 97% satisfaction rate. On G2, a customer review platform, Bandwidth has been a Leader in CPaaS Platforms for 26 consecutive quarters.

A unique culture focused on people: At Bandwidth, we are mission first. To accomplish that mission, we've created a unique, service-oriented culture, centered on meaningful work, lifting each other up, and investing in the bodies, minds, and spirits of our Bandmates. For our customers, this means there's always a smiling, world-class Bandmate on the other end of the line who will go the extra mile for them. We often hear from our customers that Bandwidth just cares more. For our employees, this means we make a "whole person promise" to offer meaningful work and programs that ensure Bandmates can find the work/life balance necessary to enjoy a healthy and fulfilling life. Our culture is focused on helping each other succeed in our mission. Making work-life balance possible is not just something to feel good about. It drives real results. Our Bandmate engagement and satisfaction scores are consistently ranked higher than our peers.

At Bandwidth, we say, "Your music matters to the BAND." We celebrate differences and encourage our team members to be their authentic selves. No matter what music a team member makes, we support each team members' unique gifts and needs with our programs that deliver on our Whole Person Promise. The real masterpiece is in the music we make together with the strength and ingenuity to lift up all those we serve.

Our Your Music Matters program builds outreach programs and initiatives to fill our recruiting funnel with candidates from a variety of backgrounds who possess the "Bandwidth Edge"—smart, common sense, hardworking, honest, competitive energy and emotional intelligence. We build external and internal campaigns to fill the recruiting funnel using our talented team members, creative local and non-local outreach partnerships, and virtual platforms to connect with talent who come from different backgrounds, skills, abilities and experiences.

We believe the benefits that we offer each of our team members are an important component of our Whole Person Promise. These benefits, which vary based on country location and applicable laws, include: robust medical benefits in which we pay 100% of the premiums for medical, dental and vision insurance; 401(k); industry leading parental leave; and access to mental health resources.

Bandwidth's compensation philosophy embraces transparency and educates all Bandmates on our benchmarking process, pay structure design and logical approach to compensation strategy. Research has shown that rigorously-designed compensation strategies like ours are one of the best ways to combat pay disparity and ensure fairness for every team member.

Our Customers

We have a broad and diversified customer base. We benefit from long-standing relationships with some of the largest technology companies, well-recognized enterprise customers, and innovative SaaS platforms. Many of our customers have multi-year contracts, with no single customer representing 10% or more of total revenue for the year ended December 31, 2024.

Our management is highly focused on creating and maintaining strategic partnerships beyond standard transactional customer relationships. We seek to empower enterprises to create, scale and operate mission-critical services across any mobile application or connected device, and this capability reinforces our customer relationships.

The majority of our customers sign master service agreements ("MSAs") containing standard terms and conditions, including billing and payment, default, termination, limitations of liability, confidentiality, assignment and notification, and other key terms and conditions. Customers order specific services in separate service order forms that incorporate the applicable MSA. Each service order form details the minimum contract duration, any applicable monthly recurring charge and applicable non-recurring charges. The terms and conditions for each order are also specified in the applicable service order form.

Sales and Marketing

Our sales and marketing teams are part of a single revenue organization and work closely together to identify and acquire new customers, expand relationships with existing enterprises, and integrate them with the Bandwidth Communications Cloud. Our marketing team generates marketing qualified leads and pipeline for sales through a number of demand-generating channels, including our website, marketing campaigns, webinars, sponsored virtual and live events, white papers and blogs, public relations, social media, analyst relations, paid search and search engine optimization and outbound lead development efforts. These marketing initiatives enhance awareness, preference and adoption of our services, and help us cross-sell opportunities with existing customers.

We engage potential customers and existing customers through an enterprise-focused sales approach. Our sales and marketing executives often directly engage C-level executives and other senior business, product and technical decision makers responsible for the end-user experience and financial results at their enterprises. Our sales and marketing executives work to educate these decision makers and their teams about the benefits of using the Bandwidth Communications Cloud to engage their end-users and deliver exceptional experiences everywhere people live, learn, work and play. Our sales team includes a full stack of sales development, inside sales, field sales, revenue enablement and sales engineering functions.

Research and Development

Our ability to compete depends in large part on our continuous commitment to research and development ("R&D"). We seek to continuously enhance our existing offerings and develop new products and services. Our product and network teams are responsible for the ongoing design, development, testing and release of new features and functions in the Bandwidth Communications Cloud. Our executive management is responsible for creating a vision for our product roadmap and new innovation, and our sales and marketing teams relay customer insights, enterprise needs and possible new use cases or enhancements.

Our vision for the Bandwidth Communications Cloud is to be viewed as a singular resource for global enterprise communications. Our near-term roadmap includes a range of solutions to help enterprises create a better total experience for consumers and employees whether through the contact center, hybrid work, text messaging engagement, intelligent emergency services, new AI technologies or a combination thereof.

Competition

The CPaaS market is rapidly evolving and increasingly competitive. We believe that the principal competitive factors in our market are:

- platform scalability, reliability, deliverability, security and performance;

- network control and quality;

- global reach;

- completeness of offering;

- ease of integration and programmability;

- product features;

- customer support;

- ability to deliver measurable value and savings;

- the cost of deploying and using our service offerings;

- the strength of sales and marketing efforts;

- brand awareness and reputation; and

- credibility with product executives and developers.

We believe that we compete favorably based on the factors listed above and believe that none of our competitors currently competes directly with us across the combination of our global scale, all-IP Communications Cloud, enterprise-grade APIs, and broad regulatory experience gained through our service offerings.

Our competitors fall into two primary categories:

- CPaaS companies that may offer a broader set of software APIs and services, but may have more limited global reach, less robust customer support or fewer other features while relying on third-party networks and physical infrastructure; and

- Incumbent network operators that offer limited geographical reach and limited developer functionality on top of their networks and physical infrastructure.

Some of our competitors have greater financial and technical resources, geographic reach, name recognition or intellectual property portfolios than we do. In addition, some competitors may offer a greater number and variety of products and services than we do, or may offer services in geographies in which we do not operate. We expect competition to intensify in the future. See "Risk Factors–Risks Related to Our Business" elsewhere in this Annual Report on Form 10-K, for additional information on the competitive environment in which we operate, and risks related thereto.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also rely on registered and unregistered trademarks to protect our brand.

As of December 31, 2024, we had 34 U.S. patents and six U.S. patent applications pending. In addition, as of December 31, 2024, we had 18 registered trademarks and three trademark applications pending in the United States and elsewhere.

We seek to protect our intellectual property rights by requiring our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law. See "Risk Factors–Risks Related to Our Business" elsewhere in this Annual Report on Form 10-K for additional information on our intellectual property rights and risks related thereto.

Employees

As of December 31, 2024, we had approximately 1,100 employees, who are primarily located in the United States, Europe and Asia Pacific. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Regulatory

General

We and the communications services that we provide through our Communications Cloud and software APIs are subject to many U.S. federal and state, and foreign, laws and regulations. These laws and regulations govern telecommunications activities, but also govern privacy, data protection, cybersecurity, AI, intellectual property, competition, consumer protection, taxation or other subjects. Many of the laws and regulations that apply to us and the communications services that we provide through our Communications Cloud and software APIs are still evolving and being tested in courts and could ultimately be interpreted or applied in ways that could harm our business. We describe below certain material components of the telecommunications regulatory framework in which we operate. See "Risk Factors–Risks Related to Our Business" elsewhere in this Annual Report on Form 10-K for additional information on the regulatory framework in which we operate and risks related thereto.

Federal Regulation

The Federal Communications Commission ("FCC") has jurisdiction over interstate and international communications services in the U.S. We have obtained FCC authorization to provide services on a facilities and resale basis.

Under the Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the "1996 Act"), any entity may enter any telecommunications market, subject to reasonable state regulation of safety, quality and consumer protection. The industry continues to evolve toward new services built upon IP technologies. With these technological advances, there have been challenges to the traditional regulatory structure under the 1996 Act. The continued lack of regulatory certainty in the U.S. messaging ecosystem and marketplace has created considerable operational obligations and challenges that increase our operating costs and ability to support services. In addition, congressional legislative efforts to rewrite the 1996 Act or enact other telecommunications legislation impacting our operations, including but not limited to, legislation focused around issues of telecommunications, cybersecurity, and AI such as the Telephone Robocall Abuse Criminal Enforcement and Deterrence ("TRACED") Act, as well as various state legislative initiatives, may cause major industry and regulatory changes. We cannot predict the outcome of these proceedings or legislative initiatives or the effects, if any, that these proceedings or legislative initiatives may have on our business and operations.

Anti-Fraud and Abuse Regulation. Among the challenges are fraud and abuse in the form of illegal robocalling and unwanted text messaging. In December 2019, Congress adopted the TRACED Act. Among other things, the TRACED Act directs the FCC to conduct a number of different rulemaking proceedings and increases the FCC's enforcement authority. As a result, the FCC continues to conduct proceedings to understand and address fraud and abuse in the form of illegal robocalling. Separately, the FCC, FTC and state attorneys general work to thwart illegal robocalling through various methods, including imposing hefty fines on non-compliant entities and enforcing compliance with the Telephone Consumer Protection Act of 1991 (the "TCPA"), which restricts telemarketing calls and the use of automatic text messages without the recipient's proper consent, the Telemarketing Sales Rule (the "TSR"), and other federal and state laws. The FCC also has the authority to issue an order to downstream voice service providers to block and cease delivery of voice traffic from gateway providers identified by the FCC. Moreover, the TCPA and other similar laws allow aggrieved private parties to directly seek civil remedies and seek statutory-defined damages for calls or text messages received without recipients' proper consent.

VoIP Regulation. Some communications services provided through our software APIs may qualify as Voice-over Internet Protocol ("VoIP"). The FCC has imposed regulatory requirements on VoIP providers that previously applied only to traditional telecommunications providers, such as obligations to provide 911 functionality, to contribute to the federal universal service fund, to comply with regulations relating to local number portability, to abide by the FCC's service discontinuance rules, to contribute to the Telecommunications Relay Services fund and to abide by the regulations concerning Customer Proprietary Network Information ("CPNI"), outage reporting, access for persons with disabilities, the Communications Assistance for Law Enforcement Act and expanded obligations with respect to the transmission of emergency calls. In some instances, these regulations indirectly affect us because they directly apply to our customers. Additionally, several state public utility commissions are conducting regulatory proceedings that could affect our rights and obligations, or the rights and obligations of our customers, with respect to IP-based voice applications. Some states have taken the position that the "local" component of VoIP service is subject to traditional regulations applicable to local telecommunications services, such as the obligation to pay intrastate universal service fees and other state-related telecommunications taxes, fees and surcharges. We cannot predict whether the FCC or state public utility commissions will impose additional requirements, regulations or charges upon our provision of services related to IP communications.

Universal Service. Some services are subject to federal and state regulations that implement universal service support for access to communications services in rural and high-cost areas and to low-income consumers at reasonable rates; and access to advanced communications services by schools, libraries and rural health care providers. In some instances, these regulations indirectly affect us because they directly apply to our customers. The FCC assesses a contribution amount based on a percentage of interstate and international revenue we receive from certain customers as our contribution to the Federal Universal Service Fund. These assessments are generally passed on to our customers. Additionally, the FCC has ruled that states may assess contributions to their state Universal Service Funds on VoIP providers' intrastate revenue. Any change in the assessment methodology may affect our revenue and expenses, but at this time it is not possible to predict the extent we would be affected.

Intercarrier Compensation. Telecommunications carriers compensate one another for traffic carried on each other's networks. Interexchange carriers pay access charges to local telephone companies for long distance calls that originate and terminate on local networks. Local telephone companies historically have charged one another for local and Internet-bound traffic terminating on each other's networks. The methodology by which carriers have compensated one another for exchanged traffic, whether it be for local, intrastate or interstate traffic, has been subject to ongoing reform efforts at the FCC.

In its 2011 Universal Service Fund/Intercarrier Compensation Transformation Order (the "USF/ICC Transformation Order") and subsequent related FCC orders, most terminating switched access charges and all reciprocal compensation charges were capped at then-current levels, and were reduced to zero over, as relevant to us, generally a six-year transition period that began July 1, 2012.

Pursuant to the USF/ICC Transformation Order, VoIP, while remaining unclassified as either an information or a telecommunications service, was prospectively categorized as either local or non-local traffic. In 2019, the FCC issued an order that concludes that local exchange carriers ("LECs") may assess end office switched access charges only if the LEC or its VoIP partner provides a physical connection to the last-mile facilities used to serve an end user. If neither the LEC nor its VoIP partner provides such a physical connection, the LEC may not assess end office switched access charges because it is not providing the functional equivalent of end office switched access.

In 2020, the FCC adopted new rules governing various aspects of the intercarrier compensation structure applicable to toll free (8YY) calls. These rules are generally intended to shift most switched access charges for 8YY calls to a bill-and-keep framework.

Emergency Services. Pursuant to Federal legislation called Ray Baum's Act and Kari's Law, the FCC adopted new emergency calling regulations in 2020. These regulations address the obligations of communication service providers and software providers, like us, as well as equipment installers, managers and operators of a variety of different types of communications systems, and generally require uniformity in dialing patterns for contacting emergency operators, implementing central notification functionalities. The rules also require the transmission of more precise location information in enterprise or campus environments. The granularity of the location information depends on the type of service. There is some ambiguity in the rules as to the specific obligations of each party involved in the service delivery chain and the rules have not yet been further interpreted by the FCC or a court. By April 15, 2025, Bandwidth and its service provider customers will be required to comply with the FCC's new 911 outage reporting requirements. We expect that this will impact our business, but cannot predict the extent of that impact at this time.

State Regulation

The 1996 Act was intended to increase competition in the telecommunications industry, especially in the local market. With respect to local services, incumbent local exchange carriers ("ILECs") such as AT&T are required to allow interconnection to their incumbent networks and to provide access to network facilities, as well as several other pro-competitive measures. State regulatory agencies have jurisdiction when our facilities and services are used to provide intrastate telecommunications services. A portion of our traffic may be classified as intrastate telecommunications and therefore subject to state regulation. We are authorized to provide competitive local exchange telecommunications services in 49 states and the District of Columbia, and thus are subject to these additional regulatory regimes. Changes in applicable state regulations could affect our business.

In addition, we need to maintain interconnection agreements with ILECs where we wish to provide service, which are subject to approval by individual states and subject to state arbitration in the event of disputes. We expect that we should be able to negotiate or otherwise obtain renewals or successor agreements through adoption of others' contracts or through arbitration proceedings, although the rates, terms and conditions applicable to interconnection and the exchange of traffic with certain ILECs could change significantly in certain cases.

International Regulation

As an international company, we are subject to communications laws and regulations in the non-US jurisdictions in which we offer our services. These laws and regulations may concern communications, as well as privacy, data protection, intellectual property, competition, consumer protection, taxation or other subjects. In European markets, we are subject to the European Electronic Communications Code (the "Code") and its transposition into the laws of the European Union ("EU") and European Economic Area ("EEA") countries in which we operate.

The Code sets forth the European regulatory framework and harmonized rules across the EU and EEA, which govern the provision of electronic communications networks and services. While the Code provides a harmonized framework, laws of each jurisdiction of the EU and the EEA, and related regulations, will differ from country to country (e.g., rules around suballocation of numbering resources), which can increase operational costs and, at times, prevent us from serving certain jurisdictions. Prior to the 2020 departure of the United Kingdom ("U.K.") from the EU, much of the Code had been transposed into U.K. legislation and remains binding U.K. law until amended or withdrawn by an Act of Parliament.

The EU's data privacy laws currently consist of the General Data Protection and the ePrivacy Directive. These laws impact our business and that of our customers. Specifically, the ePrivacy Directive seeks to ensure privacy and confidentiality in the processing of personal data in electronic communications. The E-Privacy Directive requires providers of publicly available electronic communications services to take appropriate technical and organizational measures to safeguard the security of services. These measures must: ensure that personal data can be accessed only by authorized personnel for legally authorized purposes; protect personal data stored or transmitted against accidental or unlawful destruction, accidental loss or alteration, and unauthorized or unlawful storage, processing, access or disclosure; and ensure the implementation of a security policy with respect to the processing of personal data. The E-Privacy Directive also requires notification of any breach or loss of personal data to the applicable NRA. In December 2020, the ePrivacy Directive obligations expanded to apply to instant messaging applications, email, internet phone calls and personal messaging provided through social media (i.e., over-the-top services). ePrivacy Regulation, once approved by the EU, is set to replace the ePrivacy Directive, which would have the effect of becoming directly applicable to entities covered, without the need for transposition into EU member country laws. We expect that the ePrivacy Regulation coming into effect will impact our business, but cannot predict the extent of that impact at this time.

Corporate Information

Bandwidth Inc. was founded in July 2000 and incorporated in Delaware on March 29, 2001. Our principal executive offices are located at 2230 Bandmate Way, Raleigh, NC 27607, and our telephone number is (800) 808-5150. Our website address is www.bandwidth.com. Information contained on, or that can be accessed through, our website does not constitute part of this Annual Report on Form 10-K.

Available Information

The following information can be found, free of charge, on our corporate website at https://www.bandwidth.com/:

- our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (the "SEC");

- our policies related to corporate governance, including our Code of Business Conduct and Ethics applicable to our directors, officers and employees (including our principal executive officer and principal financial and accounting officer), that we have adopted to meet applicable rules and regulations; and

- the charters of the Audit and Compensation Committees of our board of directors.

In addition, copies of our annual report will be made available, free of charge, upon written request.

We intend to satisfy the applicable disclosure requirements regarding amendments to, or waivers from, provisions of our Code of Business Conduct and Ethics by posting such information on our website. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report.

Item 1A. Risk Factors

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline.

Risks Related to Our Business

Our future growth and the success of our expansion plans depend on a number of factors that are beyond our control.

We have grown our business considerably since inception and cannot guarantee we will be able to maintain or choose to target the same pace of growth in the future. Our success in achieving continued growth depends upon several factors including:

- our ability to hire and retain qualified and effective personnel, including, but not limited to, those with the expertise required to develop and maintain our service offerings, to sell those offerings and to operate our business effectively;

- the overall economic health of new and existing markets;

- the number and effectiveness of competitors;

- the pricing structure under which we will be able to purchase services required to serve our customers;

- our ability to successfully introduce new service offerings and features that generate revenue growth, and maintain or enhance existing offerings;

- the availability to us of technologies needed to remain competitive;

- federal, state and international regulatory conditions, including the maintenance of regulation that protects us from unfair business practices by traditional network service providers or others with greater market power who have relationships with us as both competitors and suppliers; and

- changes in industry standards, laws, regulations, or regulatory enforcement trends in the United States and internationally.

Our growth and financial health are impacted by a number of risks, including uncertain capital markets, political and economic instability in a number of regions, recessionary fears, high rates of inflation and higher interest rates.

In recent years, the financial markets in the United States have experienced substantial volatility in securities prices, reduced liquidity and credit availability, rating downgrades of certain investments and declining values with respect to others. If capital and credit markets continue to experience uncertainty, we may not be able to obtain debt or equity financing or to refinance our existing indebtedness on favorable terms or at all, which could impair our ability to execute on our strategy, and harm our financial performance. These conditions currently have not precluded us from accessing credit markets or financing our operations, but there can be no assurance that financial markets and confidence in major economies will not deteriorate.

In addition, we are vulnerable to changes in market preferences or other market changes, such as general economic conditions, reduced growth rates, interest rates, tax rates and policies, inflation, a significant shift in government policies and the deterioration of economic relations between countries or regions, including potential negative consumer sentiment toward non-local products or sources. In recent years, the United States has experienced higher rates of inflation and as a result, we may experience a compression in our gross margins. These inflationary pressures could affect wages, the cost of and our ability to obtain necessary components, the price of our products and services, our ability to meet customer demand, and our gross margins and operating profit. Inflation may further exacerbate other risks discussed in this "Risk Factors" section, such as risks related to our sales and marketing efforts and our ability to attract, motivate and retain sales, engineering and other key personnel. If we are unable to successfully manage the effects of inflation, our business, operating results, cash flows and financial condition may be adversely affected.

The U.S. and global economies have in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our existing and potential customers may choose not to expend the amounts that we anticipate based on our expectations with respect to the addressable market for the services we offer. Customers may also suffer financial hardships due to economic conditions such that their accounts become uncollectible or are subject to longer collection cycles. There could also be a number of other effects from adverse general business and economic conditions on our business, including insolvency of any of our third-party suppliers or contractors, decreased market confidence, decreased interest in communications solutions, decreased discretionary spending and reduced customer demand for the services we offer, any of which could have a material adverse effect on our business, financial condition and results of operations and exacerbate some of the other risk factors contained in this Annual Report on Form 10-K.

Key vendors upon which we rely also could be unwilling or unable to provide us with the materials or services that we need to operate our communications platform or otherwise on a timely basis or on terms that we find acceptable. Our financial counterparties, insurance providers or others also may default on their contractual obligations to us. If any of our key vendors fail to continue to provide us with the materials or services that we rely upon to operate, we may not be able to replace them without disruptions to, or deterioration of, our services and we also may incur higher costs associated with new vendors. Transitioning to new vendors also may result in the loss of the value of assets associated with our integration of third-party services into our network or service offerings.

Nearly all of our operating cash is maintained in deposit accounts with various financial institutions and is not insured by the FDIC.

Nearly all of our operating cash is maintained in deposit accounts at various financial institutions and is not insured by the FDIC. We believe we employ a reasonable strategy to diversify our cash deposits among financial institutions. However, if any of the institutions into which our funds are deposited experience limited liquidity or otherwise defaults or does not perform its obligations to depositors, we may not be able to access those funds in a timely manner, or at all, which could adversely affect our business, financial condition or results of operations, and our prospects.

The market in which we participate is highly competitive, and if we do not compete effectively, our business, results of operations and financial condition could be adversely affected.

The market for cloud communications is rapidly evolving, significantly fragmented and highly competitive, with relatively low barriers to entry in some segments while other areas experience increased barriers. The principal competitive factors in our market include completeness of our suite of service offerings, credibility with enterprises and developers, global reach, ease of integration and programmability, product features, platform scalability, reliability, deliverability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts and customer support, as well as the cost of deploying and using our services. Our competitors fall into two primary categories:

- CPaaS companies that offer software APIs, less robust customer support and fewer other features, while relying on third-party networks and physical infrastructure; and

- network service providers that offer limited developer functionality on top of their own networks and physical infrastructure.

Some of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, greater penetration into the enterprise space, a larger global reach, larger budgets and significantly greater resources than we do. In addition, they have the operating flexibility to bundle competing products and services at little or no incremental cost, including by offering them at a lower price as part of a larger sales transaction. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, technical and commercial standards or customer requirements and preferences. In addition, some competitors may offer services that address one or a limited number of functions at lower prices, with greater depth than our services or in different geographies. Our current and potential competitors may develop and market new services with comparable functionality to our services, which may force us to compete on price in order to remain competitive and therefore erode our profit margins. In addition, some of our competitors have lower list prices than us, which may be attractive to certain customers even if those services have different or lesser functionality. If we are unable to maintain our current pricing due to competitive pressures, our revenue and margins will be reduced and our business, results of operations and financial condition will be adversely affected. Customers utilize our services in many ways and use varying levels of functionality that our services offer or are capable of supporting or enabling our services within their applications. Customers using only limited functionality may be able to more easily replace our services with competitive offerings. By contrast, customers using many of the features of our services or using our services to support or enable core functionality for their applications may find it difficult or impractical to replace our services with a competitor's services.

With the introduction of new services and new market entrants, we expect competition to intensify in the future. In addition, some of our customers choose to use both our services and our competitors' services in order to provide redundancy in their ability to deliver their own product offerings. Moreover, as we expand the scope of our services, we may face additional competition.

If one or more of our competitors were to merge or partner with another of our competitors, this change in the competitive landscape could further adversely affect our ability to compete effectively. In addition, pricing pressures and increased competition generally could result in reduced revenue, reduced margins, increased losses or the failure of our services to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.

Our current and potential competitors have developed, and in the future may develop, service offerings that are available not only in the United States, but also internationally. To the extent that customers seek service offerings that include support and scaling internationally, they may choose to use other service providers to fill their communication service needs before we have fully expanded and scaled our international offerings. Each of these factors could lead to reduced revenue, slower growth and lower international brand name recognition amongst our industry competitors, any or all of which could harm our business, results of operations and financial condition.

If we are unable to attract new customers in a cost-effective manner, then our business results of operations and financial condition would be adversely affected.

In order to grow our business, we must continue to attract new customers in a cost-effective manner. We use a variety of marketing channels to promote our services and our communications platform and we periodically adjust the mix of our marketing programs. If the costs of the marketing channels we use increase dramatically, then we may choose to use alternative and less expensive channels, which may not be as effective as the channels we currently use. As we add to or change the mix of our marketing strategies and as target audience preferences shift across channels, we may need to expand into more expensive channels than those we are currently in, which could adversely affect our business, results of operations and financial condition. We will incur marketing expenses before we are able to recognize any revenue that the marketing initiatives may generate, and these expenses may not result in increased revenue or brand awareness. We have made in the past, and may make in the future, significant expenditures and investments in new marketing campaigns. We cannot assure you that any new investments in sales and marketing, including any increased focus on enterprise sales efforts, will lead to the cost-effective acquisition of additional customers or increased sales or that our sales and marketing efficiency will be consistent with prior periods. If we are unable to maintain effective marketing programs, then our ability to attract new customers could be materially and adversely affected.

The market for some of our services is new and unproven, may decline or experience limited growth and is dependent in part on enterprises and developers continuing to adopt our platform and use our services.

We have been developing and providing a cloud-based platform that enables developers and organizations to integrate voice and messaging communications capabilities into their software applications. This market is relatively new and unproven and is subject to a number of risks and uncertainties. We believe that our future success will depend in large part on the growth, if any, of this market. For example, the utilization of software APIs by developers and organizations to build communications functionality into their applications is still relatively new, and developers and organizations may not recognize the need for, or benefits of, our services and platform. And even if they recognize the need for and benefits of our services and platform, they may decide to adopt alternative services and/or develop the necessary services in-house to satisfy their business needs. In order to grow our business and expand our market position, we intend to focus on educating enterprise customers about the benefits of our services and platform, expanding the functionality of our services, and bringing new technologies to market to increase market acceptance and use of our platform. Our ability to expand the market that our services and platform address depends upon a number of factors, including the cost, performance and perceived value associated with such services and platform. The market for our services and platform could fail to grow significantly or there could be a reduction in demand for our services and platform as a result of a lack of customer acceptance, technological changes or challenges, our inability to successfully introduce new product offerings, competing services and platforms, decreases in spending by current and prospective customers, weakening economic conditions, geopolitical developments, global pandemics, adverse regulatory developments or other causes. If our market does not experience significant growth or demand for our services and platform decreases, then our business, results of operations and financial condition could be adversely affected.

Our ability to realize our goals for anticipated revenue growth, cash flow and operating performance depends on customers increasing their use of our services, and any loss of customers or decline in their use of our services could materially and adversely affect our business, results of operations and financial condition.

Customers generally are charged based on the usage of our services. Most of our customers do not have long-term contractual financial commitments to us and, therefore, most of our customers may reduce or cease their use of our services at any time without penalty or termination charges. We cannot accurately predict customers' usage levels, and the loss of customers or reductions in their service usage levels may each have a negative impact on our business, results of operations and financial condition and may cause our net retention rate to decline in the future. As a result, we may be required to spend significantly more than planned on sales and marketing efforts to maintain or increase revenue from customers, which could adversely affect our business, results of operations and financial condition then we may be unable to increase or maintain our revenue at acceptable margins.

If we are unable to increase the revenue that we derive from enterprises, our business, results of operations and financial condition may be adversely affected.

Our ability to expand our sales to enterprise customers will depend, in part, on our ability to effectively organize, focus and train our sales and marketing personnel and to attract and retain sales personnel capable of selling to enterprises. We believe there is significant competition for experienced sales professionals with the skills and technical knowledge our business requires. Our ability to achieve significant revenue growth in the future will depend, in part, on our ability to recruit, train and retain a sufficient number of talented sales professionals, particularly those with experience selling to enterprises. In addition, even if we are successful in hiring qualified sales personnel, new hires require significant training and experience before they achieve full productivity, particularly for sales efforts targeted at enterprises and new territories. Our recent hires and planned hires may not become as productive as quickly as we expect and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business.

The sales cycle for typical enterprise customers is lengthy and complex. The adoption and implementation of our enterprise service offerings are often considered a strategic purchasing decision, and may require the approval of multiple executive-level technical and business decision-makers, including security, compliance, procurement, operations and IT. In addition, enterprise customers often require extensive education about our services and significant customer support time, engage in protracted pricing negotiations, and seek to secure readily available development resources. Enterprise customers may also require deployment of our services on a limited basis prior to making a commitment to deploy our services more broadly over a contracted period of time. These complex and resource-intensive sales efforts could place outsized strain on our limited product and engineering resources.

Further, enterprise customers, including some of our customers, may choose to develop their own solutions in-house that do not include our services. They also may demand reductions in pricing as their usage of our services increases, which could have an adverse impact on our gross margin. We may not be successful in our efforts to grow our enterprise customer base, and if we are unable to increase the revenue we derive from enterprises, then our business, results of operations and financial condition may be adversely affected.

If we do not develop enhancements to our services and introduce new services or features that achieve marketplace acceptance and preference, our business, results of operations and financial condition could be adversely affected.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to increase adoption and usage of our services, enhance and improve functionality of our existing services, and introduce new services and features. The success of any enhancements or new services or features depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance. Enhancements and new services or features that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our communications platform, network or other services, or may not achieve the broad market acceptance necessary to generate significant revenue. We also must integrate with a variety of network, hardware, mobile and software platforms and technologies, which requires us to adapt our communications platform and product offerings to changes and innovation in these technologies. Wireline and wireless telephone providers, as well as cell-phone operating system providers such as Apple and Google, have developed, and may in the future develop, new applications, functions or technologies intended to filter illegal robocalls or other unwanted phone calls or messages. Such applications, functions or technologies may inadvertently filter legal and desired calls or messages to or from our customers. In certain instances, we may need to update our services and technology or work with these providers to ensure customer success in the face of these applications, functions or technologies. Any failure to operate effectively with evolving or new technologies could reduce the demand for our services. If we cannot respond to these changes in a cost-effective manner, our services may become less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected. The introduction of new features for existing products may require new technology and services, which we may procure from third party vendors. The success of these upgrades may be dependent on reaching mutually acceptable terms with vendors, on vendors meeting their obligations in a timely manner, and on the financial and operational stability of selected vendors.

Furthermore, our ability to increase the usage of our services depends, in part, on the development of new use cases for our services, which may be outside of our control. Our ability to generate usage of additional services or features by our customers may also require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If we are unable to successfully enhance our existing services to meet evolving customer requirements, increase adoption and usage of our services or develop new services or features, or if our efforts to increase the usage of our services are more expensive than we expect, then our business, results of operations and financial condition would be adversely affected.

Use of AI in our business, and its use by others, may present challenges with properly managing its use including potential reputational harm, competitive harm, and legal liability, or otherwise adversely affect our operations.

We currently use AI in our business primarily with a focus on driving operational efficiencies for greater productivity, including in customer service, internal operations and network management, and we continue to expand our exploration of such capabilities. We also offer our customers the ability to integrate certain AI technologies developed by third parties into certain of our offerings, and this integration capability is a prominent feature of our Maestro offering. Certain other features of our products are also supported by third-party AI technologies.

Our competitors or other third parties may incorporate AI into their products and offerings, or use AI to gain internal efficiencies, more quickly or more successfully than us. The failure to differentiate our offerings by incorporating AI features that our customers want or to realize operational efficiencies could impair our ability to compete effectively and adversely affect our business, reputation and results of operations.

As with many developing technologies, AI presents risks and challenges, and may result in unintended consequences that could affect its further development, adoption, and use, and therefore our business. Deficiencies or other failures of AI systems could subject us to competitive harm, cybersecurity events, regulatory action, penalties, legal liability, or brand or reputational harm. Further, our customers may fail to provide adequate notice, collect consent, or otherwise fail to comply with applicable legal frameworks in their use of our products and services, or integrated AI products and services, which may subject us to regulatory action, private rights of action, legal liability, or brand or reputational harm.

AI is an emerging technology for which the legal and regulatory landscape is evolving rapidly, which may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality, privacy, intellectual property or security risks, ethical concerns, legal liability or other complications that could adversely affect our business, reputation and financial results. Laws and regulations applicable to AI are emerging and evolving, and the ultimate legal framework remains uncertain and may be inconsistent from jurisdiction to jurisdiction, including internationally. We may not always be able to anticipate how to respond to these legal frameworks, and our obligation to comply with the laws and regulations could entail significant costs, negatively affect our business, or entirely limit our ability to incorporate certain AI capabilities into our offerings. If we cannot use AI or if that use is restricted, our business may be less efficient or we may be at a competitive disadvantage.

In particular, there is significant uncertainty surrounding the applications of intellectual property and privacy laws to AI. Intellectual property ownership and license rights, including copyright, surrounding AI technology have not been fully addressed by courts or other federal or state laws or regulations, and our use of AI or incorporation of AI into our offerings may result in disputes with respect to ownership or intellectual property, or exposure to claims of copyright or other intellectual property misappropriation. In addition, AI may involve the processing of personal and other sensitive data and may be subject to laws, policies, legal obligations, and contractual requirements related to privacy, data protection, and information security. Certain privacy laws extend rights to consumers (such as the right to obtain consent or delete certain personal data) and regulate automated decision making. An alleged or actual failure to meet these obligations may lead to regulatory investigations and fines or penalties; may require us to change our business practices or retrain our algorithms; or may prevent or limit our use of AI. It is also possible that we could be held liable for intellectual property, privacy, or other legal violations of third-party AI that we use, and that we may not have full recourse for any damages that we suffer (for example, our use of third-party AI may be subject to limitations of liability or provide no liability coverage (e.g., free or open-source technology)).

The algorithms or training methodologies used in the AI we use or offer may be flawed. Datasets may be overly broad, insufficient, or contain inappropriately biased information. Generative AI may also generate outputs that are inaccurate, misleading, harmful, or otherwise flawed. This may happen if the inputs that the model relied on were inaccurate, incomplete, or flawed (including if a bad actor "poisons" the model with bad inputs or logic), or if the logic of the algorithm is flawed (a so-called "hallucination"). Our customers or others may rely on or use such outputs to their detriment, or it may lead to adverse outcomes, which may expose us to brand or reputational harm, competitive harm, and/or legal liability. Finally, if we enable or offer services or technologies that draw scrutiny or controversy, we may experience brand or reputational harm, competitive harm, and/or legal liability.

As we continue to expand our services geographically and otherwise, we may experience difficulties in maintaining our corporate culture, operational infrastructure and management, and our business, results of operations and financial condition could be adversely affected.

We have experienced substantial expansion in our business, including internationally through our acquisition of Voxbone in late 2020. We believe that our corporate culture has been a critical component of our success. We have invested substantial time and resources in building our team and nurturing our culture. As we further expand our business and continue to grow internationally, we may find it difficult to maintain our corporate culture. Any management of organizational changes in a manner that fails to preserve the key aspects of our culture could hurt our chance for future success, including our ability to recruit and retain personnel, and effectively focus on and pursue our corporate objectives. This, in turn, could adversely affect our business, results of operations and financial condition.

In addition, our organizational structure has become more complex. In order to manage these increasing complexities, we will need to continue to scale and adapt our operational, financial and management controls, and our reporting systems and procedures. The expansion or, if we deem appropriate, consolidation of our systems and infrastructure will require us to commit substantial financial, operational and management resources before our revenue increases and without any assurances that our revenue will increase.

This expansion or consolidation could strain our ability to maintain reliable service levels for our customers. If we fail to achieve the necessary level of efficiency in our organization as we grow, then our business, results of operations and financial condition could be adversely affected.

Our pricing and billing systems are complex, and errors could adversely affect our results of operations.

Our pricing and billing systems are complex to develop and challenging to implement. To be profitable, we must have accurate and complete information about the costs associated with voice and messaging, and properly incorporate such information into our pricing model. Our pricing model must also reflect accurate and current information about the market for our services, including the pricing of competitive alternatives for our services, as well as reliable forecasts of traffic volume. We may determine pricing for our services based on data that is outdated or otherwise flawed. Even if we have complete and accurate market information, we may not set prices that optimize both revenue and profitability. If we price our services too high, the amount of traffic that our customers may route to our network may decrease and accordingly our revenue may decline. If we price our services too low, our margins may be adversely affected, which will reduce our ability to achieve and maintain profitability.

Additionally, we rely on third parties to provide us with key software and services for our billing. If these third parties cease to provide those services to us for any reason, or fail to perform billing services accurately and completely, we may not be able to deliver accurate invoices promptly. Delays in invoicing can lead to delays in revenue recognition, and inaccuracies in our billing could result in lost revenue. If we fail to adapt quickly and effectively to changes affecting our costs, pricing and billing, our profitability and cash flow will be adversely affected.

We must continue to develop effective business support systems to implement customer orders and to provide and bill our customers for services.

We depend on our ability to continue to develop effective business support systems. This complicated undertaking requires significant resources and expertise and support from third-party vendors. Following the development of the business support systems, the data migration must be completed for the full benefit of the systems to be realized. Business support systems are needed for:

- quoting, accepting and inputting customer orders for services;

- provisioning, installing and delivering services;

- providing customers with direct access to the information systems included in our communications platform so that they can manage the services they purchase from us, generally through web-based customer portals; and

- billing for services.

If we are not able to maintain and enhance our brand and increase market awareness of our company and services, then our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our brand identity and increasing market awareness of our company and services are critical to achieving widespread acceptance of our company and our communications platform, strengthening our relationships with our existing customers, and attracting new customers. The successful promotion of our brand depends largely on our continued marketing efforts, our ability to continue to offer high quality services meeting the evolving needs of existing and prospective customers, and our ability to successfully differentiate our services from competing products and services. Our brand promotion activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reviews of our services and competing products and services, which may significantly influence the perception of our services in the marketplace. If these reviews are negative or not as strong as reviews of our competitors' services, then our brand may be harmed.

From time to time, we have received customer complaints about our services, including with respect to pricing, customer support, unwanted traffic and disruption to, or outage of, our services. If we do not handle customer complaints effectively, then our brand and reputation may suffer, our customers may lose confidence in us and they may reduce or cease their use of our services. In addition, social media has become a widespread method by which consumers communicate about products and services they purchase, including our services and communications platform. Our ability to generate positive customer feedback and address or minimize negative feedback on social media channels where existing and potential customers seek and share information is important to our brand and reputation. Complaints or negative publicity about us, our services or our communications platform could materially and adversely affect our ability to attract and retain customers, our business, results of operations and financial condition.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent that these activities increase revenue, this revenue still may not be enough to offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

Any failure to deliver and maintain high-quality customer support may adversely affect our relationships with our customers and prospective customers, and could adversely affect our reputation, business, results of operations and financial condition.

Many of our customers depend on our customer support team to help them deploy or use our services effectively, to help them resolve post-deployment issues quickly and to provide ongoing support. If we do not devote sufficient resources to, or are otherwise unsuccessful in, assisting our customers effectively, it could adversely affect our ability to retain existing customers and could prevent prospective customers from adopting our services. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our business, results of operations and financial condition. Our sales are highly dependent on our business reputation and on positive recommendations from existing customers. Any failure to deliver and maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation, business, results of operations and financial condition.

We operate internationally, which exposes us to significant risks.

We have expanded our international operations, including through the deployment of data centers in certain locations outside of the U.S. and our acquisition of Voxbone in late 2020. As part of our growth strategy, we will continue to evaluate potential opportunities for further international expansion.

Operating in international markets requires significant resources and management attention, and subjects us to legal, regulatory, economic and political risks in addition to those we face in the United States. We have limited experience with international operations, and further international expansion efforts may not be successful.

In addition, we face risks in doing business internationally that could adversely affect our business, including:

- exposure to international political developments that may cause instability for businesses and volatility in global financial markets and the value of foreign currencies, any of which could disrupt trade and the sale of our services in international markets;

- difficulties in managing and staffing international operations, including difficulties related to the increased operations, travel, infrastructure, employee attrition and legal compliance costs associated with numerous international locations;

- our ability to effectively price our products in competitive international markets;

- new and different sources of competition;

- costs associated with network service providers outside of the United States;

- the need to adapt and localize our products for specific countries;

- challenges in keeping abreast of, understanding and complying with local laws, regulations and customs in multiple foreign jurisdictions, particularly in the areas of telecommunications and data privacy and security;

- complexities related to differing technical standards, certification requirements and audit requirements outside the United States, which could prevent customers from deploying our products or limit their usage;

- export controls and economic sanctions administered by the Bureau of Industry and Security of the U.S. Department of Commerce and the Office of Foreign Assets Control of the U.S. Department of the Treasury;

- compliance with various anti-bribery and anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act 2010;

- international trade policies, tariffs and other non-tariff barriers, such as quotas;

- more limited protection for intellectual property rights in some countries;

- adverse consequences relating to the complexity of operating in multiple international jurisdictions with differing tax frameworks;

- fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

- currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars;

- restrictions on the transfer of funds from or between international jurisdictions;

- deterioration of political relations between the United States and other countries;

- public health epidemics, such as COVID-19, or natural disasters, which could have an adverse impact on our employees, contractors, customers, partners, travel and the global economy; and

- political or social unrest, acts of war or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

In addition, due to potential costs from our international expansion efforts and network service provider fees outside of the United States, our gross margin for international customers may be lower than our gross margin for domestic customers. As a result, our overall gross margin may fluctuate as we further expand our operations and customer base internationally.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

The military conflict between Russia and Ukraine, and the global response to that conflict, may adversely affect our business and results of operations.

In response to the military conflict between Russia and Ukraine, the U.S., U.K., EU and others imposed significant additional sanctions and export controls against Russia and certain Russian individuals and entities, and we terminated our service offerings in Russia and Belarus.

We have operations, as well as current and potential new customers, in several locations in Europe, including an office in Romania. If the conflict extends beyond Ukraine or further intensifies, it could have an adverse impact on our operations in Romania or other affected areas. Although neither Russia nor Belarus constituted a material portion of our business, a significant escalation or further expansion of the conflict's current scope or related disruptions to the global markets could have a material adverse effect on our results of operations. And while we do not offer any services in Ukraine, we continue to monitor the situation in that country and globally, and assess the military conflict's potential impact on our business.

A significant portion of our revenue is concentrated in a limited number of customers.

A significant portion of our revenue is concentrated among a limited number of customers. If we lost one or more of our top ten customers, or, if one or more of these major customers significantly decreased orders for our services, our business would be materially and adversely affected.

Attacks on or breaches of our networks or systems, or those of third parties upon which we rely, could degrade our ability to conduct our business, compromise the integrity of our services and our communications platform, result in service degradation or outages, significant data losses, the theft of our intellectual property, investigations and fines by government agencies and damage to our reputation, and could expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

Our communications platform processes, stores, and transmits our own sensitive data as well as customers' and partners' proprietary, confidential, and sensitive data, such as personal information, protected health information, and financial data. We are a target of threat actors seeking unauthorized access to our or our customers' or third-party service providers' systems or data or to disrupt our operations or ability to provide our services.

We also use third-party service providers, sub-processors, and technology to help us deliver services to our customers and their end-users, as well as for our internal business operations. These third-party providers may process, store, or transmit data of our employees, partners, customers, and customers' end-users or may otherwise be used to help operate our technology. Some of this third-party technology, including open-source software, could be used as an attack vector. Even though we may not control the security measures of these vendors, we may be responsible for any breach of such measures.

Cyber-attacks, including through the use of malware, computer viruses, distributed denial of service ("DDoS") attacks, credential harvesting and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could cause harm to our business, including by misappropriating our proprietary information or that of our customers, employees and business partners or to cause interruptions of our services and our communications platform. Cyber-attacks may cause service degradation or outages, equipment failures, loss of information, including sensitive personal information of customers or employees or valuable technical and marketing information, as well as disruptions to our or our customers' operations. Cyber-attacks against companies have increased in frequency, scope and potential harm in recent years. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation-states.

Despite our efforts to reduce the risks associated with cyber-attacks, including the implementation of a number of defensive measures and protocols designed to protect our systems and networks, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information, and such efforts may be insufficient to repel or mitigate the effects of a major cyber-attack. Cybersecurity events, like the DDoS attack we experienced in late 2021, may have cascading effects that unfold over time and result in additional costs, including costs associated with defensive measures, investigations, contractual claims, performance penalties, litigation, the loss of future business and other losses and liabilities that may be difficult to foresee. Any perception by existing and prospective customers that our network and systems are not secure could result in a material loss of business and revenue and damage our reputation. We will continue to deploy security enhancements in an effort to further secure our network.

The techniques used by individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target. We may be unable to anticipate these techniques, and we may not become aware in a timely manner of a security breach, which could exacerbate the negative impact of such an event on our business or that of our customers. Additionally, we depend upon our employees and contractors to appropriately handle confidential and sensitive data, including customer data and customer proprietary network information pursuant to applicable federal law, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. Any data security incidents, including inadvertent disclosure or internal malfeasance by our employees, unauthorized access or usage, virus or similar breach or disruption of us or our services providers, could result in a loss of confidential information, theft of our intellectual property, damage to our reputation, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities.

Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to cyber incidents or security breaches that we experience or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. As insurance claims hit record levels and new cyber insurance legislation is introduced in the United States, we also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim. Many global insurance carriers now exclude coverage for attacks carried out by nation-states from their cyber insurance policies. Accordingly, if our cybersecurity measures and those of our service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyber-attacks) and the mishandling of data by our employees and contractors, then our reputation, business, results of operations and financial condition could be adversely affected.

We are currently subject to litigation related to taxes and charges associated with our provision of 911 services, which could divert management's attention and adversely affect our results of operations.

We, along with many other communications service providers, are subject to litigation regarding our billing, collection and remittance of non-income-based taxes and other similar charges regarding 911 services alleged to apply in certain states, counties, and municipalities located in California and Illinois. See "Item 3. Legal Proceedings," in this Annual Report on Form 10-K. We may face similar litigation in other jurisdictions in the future. While we are vigorously defending these lawsuits, litigation is inherently uncertain. Tax assessments, penalties and interest or future requirements arising from these lawsuits, the settlement of any such lawsuit or any other lawsuits that may arise in other jurisdictions, may adversely affect our business, results of operations and financial condition.

We face a risk of litigation and/or regulatory enforcement actions resulting from customer or end user misuse of our services and software to make or send unauthorized and/or unsolicited calls and/or messages, including those in violation of the TCPA, the TSR, and other state and federal laws. Customer or end user misuse of our services and software also could damage our reputation.

Calls and/or text messages originated or passed to us by our customers may subject us to potential risks, including litigation, civil liability, regulatory enforcement actions, fines, and reputational damage. For example, the TCPA restricts telemarketing and the use of technologies that enable automatic calling and/or messaging without proper customer consent. In addition, the TSR prohibits deceptive and abusive telemarketing practices. The TSR, which is enforced by the FTC, makes it unlawful for any person or entity to "provide substantial assistance or support to any seller or telemarketer when that person knows or consciously avoids knowing that the seller or telemarketer is engaged in any act or practice" that violates the TSR.

The misuse of our offerings by our customers, or customers of our customers, may result in civil claims and/or agency enforcement actions against us, including those arising due to misuse of our platform or offerings, and requests for information through third-party subpoenas or regulatory investigations. For example, we have received correspondence from the FTC relating to customers using our network to transit "robocall" traffic. We have received similar correspondence from the FCC relating to our role as a gateway provider. Internationally, we also may become subject to similar laws imposing limitations on marketing calls to wireline and wireless numbers. The scope and interpretation of the laws and regulations that are or may be applicable to the making and/or delivery of calls and/or messages are continuously evolving and developing. If we do not comply with these laws or regulations, or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws by taking mandatory actions such as obtaining proper customer consent, we could become subject to costly lawsuits, fines, civil penalties, potentially significant statutory damages, consent decrees, injunctions, adverse publicity, loss of user confidence in our services, loss of users and other adverse consequences, which could materially harm our business.

Some of our customers, or customers of our customers, may use our platform to transmit illegal, offensive, unsolicited and/or unauthorized calls and messages, including spam, phishing scams, and links to harmful applications. Some of our customers also may reproduce and distribute copyrighted material or the trademarks of others without permission. Such actions violate our practices and policies, including our Acceptable Use Policy, which applies to all customers. We generally complete considerable "know-your-customer" reviews before a customer, and in certain jurisdictions, an end user, can use our platform, although we cannot always conduct proactive audits of our customers thereafter to confirm compliance with our practices and policies, including our Acceptable Use Policy. We generally rely on our customers' contractual representations to us that their use of our platform will comply with applicable law and our practices and policies. In cases where our customers are reselling our services, we are relying on a contractual pass-through by our customers of similar contractual representations from their end users. We also generally evaluate complaints that we receive regarding our customers' use of our platform. Our substantial efforts will not prevent all illegal robocalls and other fraudulent activity. The unlawful or fraudulent use of our platform could subject us to claims for damages, copyright or trademark infringement, regulatory enforcement, fraud, or negligence or damage our reputation. Even if claims asserted against us do not result in liability, we may incur substantial costs to investigate and defend such claims. If we are found to be liable for our customers' activities, we could be required to pay fines or penalties, redesign our business methods, limit our provision of certain services or otherwise expend resources to remedy any damages caused by such actions and avoid future liability.

We are also subject to litigation in the ordinary course of business, and uninsured judgments or a rise in insurance premiums may adversely affect our results of operations.

In the ordinary course of business, we are subject to various claims and litigation. Any such claims, regardless of merit, could be time-consuming and expensive to defend and could divert management's attention and resources. In accordance with customary practice, we maintain insurance against some, but not all, of these potential claims. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. The levels of insurance we maintain may not be adequate to fully cover any and all losses or liabilities. Further, we may not be able to maintain insurance at commercially acceptable premium levels or at all. If any significant judgment, claim (or a series of claims), a settlement or other event is not fully insured or indemnified against, it could have a material adverse impact on our business, financial condition and results of operations. There can be no assurance as to the actual amount of these liabilities or the timing thereof. We cannot be certain that the outcome of current or future litigation will not have a material adverse impact on our business and results of operations. See "Item 3. Legal Proceedings," in this Annual Report on Form 10-K.

The communications industry faces significant regulatory uncertainties and the resolution of these uncertainties could harm our business, results of operations and financial condition.

If current or future regulations change, the Federal Communications Commission (the "FCC"), state or local regulators or regulators in jurisdictions abroad may not grant us required regulatory authorizations or may take action against us if we are found to have provided services without obtaining the necessary authorizations, or to have violated other requirements of their rules and orders. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may slow our growth and have a material adverse effect on our business, results of operations and financial condition.

In addition, *Loper Bright Enterprises v. Raimondo* and other U.S. Supreme Court cases such as *Corner Post, Inc. v. Board of Governors of the Federal Reserve System* and *Securities and Exchange Commission v. Jarkesy* may introduce additional uncertainty into the U.S. regulatory process and result in additional challenges to actions taken by federal regulatory agencies. For example, in January 2025, the U.S. Court of Appeals for the Eleventh Circuit vacated the FCC's "One-to-One Consent Rule". The court, citing *Loper Bright*, found that the FCC exceeded its statutory authority under the TCPA by imposing the new consent restrictions.

Proceedings before the FCC or regulators from international jurisdictions could limit our access to various network services or further increase the rates we must pay for such services. For example, proceedings before the FCC could result in an increase in the amount we pay to other carriers or a reduction in the revenue we derive from other carriers in, or retroactive liability for, access charges and reciprocal compensation. On December 17, 2019, the FCC issued an order that revised its interpretation of the Voice-over Internet Protocol ("VoIP") symmetry rule. The FCC now concludes that LECs may assess end office switched access charges only if the LEC or its VoIP partner provides a physical connection to the last-mile facilities used to serve an end user. Other recent proceedings before the FCC have produced new rules in the areas of cybersecurity compliance, emergency services, robocalling and robotexting, and others that could result in increases in the cost of regulatory compliance. For example, the FCC continues to examine how to improve the delivery of emergency 911 services and whether to expand requirements to include communications services not currently subject to emergency calling obligations. Specifically, in 2024, the FCC adopted rules to support the deployment of advanced 911 capabilities, which requires network infrastructure updates. In addition, by April 15, 2025, providers will be required by FCC rules to provide a 911 outage notification to a potentially affected 911 special facility no later than within 30 minutes of discovering such outage. Conversely, the lack of regulatory certainty in the messaging ecosystem and marketplace has created considerable operational challenges that increase our operating costs and ability to support services. A number of states also have proceedings pending that could impact our access to and the rates we pay for network services. Other state proceedings could limit our pricing and billing flexibility. Our business would be substantially impaired if the FCC, the courts, state commissions, or interconnected carriers eliminated our access to the facilities and services we use to serve our customers, substantially increased the rates we pay for facilities and services, increased the costs or complexity associated with providing emergency 911 services or adversely affected the revenue we receive from other carriers or our customers. In addition, congressional legislative efforts to rewrite the Telecommunications Act of 1996 or enact other legislation impacting our operations, including but not limited to, legislation focused around issues of telecommunications, cybersecurity, and AI, as well as various state legislative initiatives, may cause major industry and regulatory changes. We cannot predict the outcome of these proceedings or legislative initiatives or the effects, if any, that these proceedings or legislative initiatives may have on our business and operations.

While we believe we comply in all material respects with all material federal, state, local and international rules and regulations, these regulations are subject to interpretation and the relevant regulators may determine that our application of these rules and regulations is not consistent with their interpretation. Additionally, third parties or government agencies may bring action with federal, state, local or international regulators if they believe a provider has breached applicable rules and regulations.

The effects of either increased or decreased regulation of IP-based services are unknown.

While the FCC has generally subjected IP-based services in the United States to less stringent regulatory oversight than traditional telecommunications, the FCC has imposed certain regulatory obligations on providers of interconnected and non-interconnected VoIP services, including the obligations to contribute to the Universal Service Fund, to provide 911 services, and to comply with the Communications Assistance for Law Enforcement Act. The TRACED Act aims to mitigate illegal robocalls by directing the FCC to conduct certain rulemaking proceedings that include adopting rules that require participation in the technical standard known as STIR/SHAKEN, among other requirements. While additional countries have adopted or are expected to adopt the STIR/SHAKEN framework, other countries may seek to impose alternative regulatory obligations in an effort to mitigate illegal robocalling and such a fragmented country-by-country approach could increase operational costs and potentially prevent us from expanding to, or continuing to provide services in, certain jurisdictions.

Noncompliance with applicable FCC, FTC, state public utility corporation or other regulations or requirements could subject us to investigations, sanctions, enforcement actions, fines, consent decrees or other collateral consequences. If any governmental sanctions or fines are imposed, our business, results of operations, and financial condition could be materially adversely affected. In addition, responding to any governmental action will likely result in a diversion of management's attention and resources and an increase in professional fees.

Our operations are subject to significant regulation and require us to obtain and maintain numerous governmental licenses and permits in the United States and internationally. If we fail to obtain and maintain those licenses and permits, we may not be able to conduct our business. Moreover, changes in regulatory requirements could significantly increase our costs or otherwise adversely affect our operations.

In the ordinary course of operating our network and providing our services, we must obtain and maintain a variety of telecommunications and other licenses, permits and authorizations. We also must comply with a variety of ongoing regulatory obligations. If we are unable to obtain and maintain the licenses and permits needed to operate and expand our network on acceptable terms and on a timely basis, our business could be materially adversely affected. In addition, the cancellation or non-renewal of the licenses or permits we hold could materially adversely affect our business. Our failure to comply with the obligations imposed upon license and permit holders, including the payment of fees or the filing of required reports, may cause sanctions or additional costs, including the revocation of authority to provide services.

Our operations are subject to regulation at the regional bloc (e.g., European Union), country, state and local levels. Changes to existing regulations or rules, or the failure of regulatory agencies to regulate in areas historically regulated on matters such as network neutrality, licensing fees, environmental, health and safety, privacy, intercarrier compensation, emergency services, interconnection, illegal robocalling, extraterritorial use of telephone numbers, cybersecurity, AI and other areas, in general or particular to our industry, may increase uncertainty and costs and restrict operations or decrease revenue.

Our inability or failure to comply with communications and other laws and regulations that impact our business model and overall position in the marketplace could cause the temporary or permanent suspension of our operations. For example, we have received correspondence from the FCC relating to traffic transmitted by us as a gateway provider on behalf of overseas providers. Under FCC rules, gateway providers must take reasonable and effective steps to ensure that any foreign originating or intermediate providers are not using a gateway provider to carry or process a high volume of illegal traffic onto U.S. networks. Any failure to abide by these rules may result in enforcement action, up to and including an order from the FCC directing voice providers to block traffic from an identified gateway provider.

In addition, if we cannot provide emergency calling functionality through our communications platform to meet applicable federal, state, local or international requirements, the competitive advantages that we have may not persist, adversely affecting our ability to obtain and to retain enterprise customers which could have an adverse impact on our business.

We are subject to communications laws and regulations in the non-U.S. countries where we offer our services. Numerous country-specific laws and governmental regulations apply to our business and may increase our costs, impact our products and communications platform or prevent us from offering or providing our products in certain countries. Many existing non-U.S. laws and regulations may not fully contemplate CPaaS solutions and the interpretation and enforcement of non-U.S. laws and regulations may involve significant uncertainties. For example, several European countries have adopted "know your customer" requirements regarding end users and have mandated the real-time provisioning of data to national law enforcement authorities' systems.

Our business is subject to complex and evolving laws and regulations, commercial standards, contractual obligations and other requirements related to information collection.

We are subject to various federal, state, local and foreign laws and regulations, contractual commitments and industry standards that create obligations and impose restrictions with respect to the collection, storage, retention, use, processing, transmission, sharing, disclosure and protection of personal data and other customer data, including "customer proprietary network information" as defined in applicable U.S. laws. We must comply with these obligations and restrictions and may be subject to significant consequences, including penalties and fines, if we fail to comply. These obligations and restrictions continue to develop and evolve rapidly, and it is possible that we may not be, or may not have been, compliant with each such obligation and restriction.

The complexity and evolving nature of these obligations and restrictions subject us to the risk of differing interpretations, inconsistency or conflicts among countries or rules, and creates uncertainty regarding their application to our business. Uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers' ability to utilize our services in certain jurisdictions, or subject us to sanctions by national data protection regulators, all of which could harm our business, financial condition and results of operations.

These obligations and restrictions may limit our ability to collect, store, process, use, transmit and share data with our customers, employees, consultants and third-party providers, which may result in our inability in certain cases to provide services to our customers or to offer a global customer experience. These obligations may also limit the ability of our customers to collect, store, retain, protect, use, process, transmit, share and disclose data with others through our services. Compliance with, and other burdens imposed by, such obligations and restrictions could increase the cost of our operations and adversely impact our business.

Any failure to comply with these obligations and restrictions or our own posted privacy policies and notices, or any security incident that results in a personal data breach or the unauthorized access to, or the acquisition, release or transfer of, other customer data, could subject us to investigations, proceedings or actions against us by governmental entities or others, lawsuits, fines, criminal penalties, statutory damages, consent decrees, injunctions, adverse publicity, contractual liability, civil liabilities, loss of customer confidence, damage to our brand and reputation or a loss of customers, any of which could materially harm our business.

If we were to suffer or if one of our customers or vendors were to suffer a personal data breach or other security incident, we may be subject to the jurisdiction of a variety of governmental agencies. We may have to comply with a variety of data breach requirements at the national and state levels in the United States and in other countries, comply with any resulting investigations, as well as offer mitigation to customers and potential end users of certain customers to which we provide services. We could also be subject to fines, forfeitures and other penalties that may adversely impact our business.

From time to time, various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning data-protection issues. For example, certain laws or regulations may mandate disclosure of customer information to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with customers and may not always provide a level of protection for such information that is required by other laws or regulations. In other cases, some countries may limit the transfer of personal data or require that that personal data regarding customers in their country be maintained solely in their country. Having to maintain local data centers and redesign product, service and business operations to limit, within an individual country, the processing of personal data could increase our operating costs significantly.

Additionally, some of our third-party vendors may have access to customer, end user or employee data. If these third-party vendors violate obligations and restrictions related to applicable data protection laws or our policies or contractual commitments, such violations may also put us, or data relating to our customers, end users or employees, at risk and could in turn have a material and adverse effect on our business.

Our business could suffer if we cannot obtain or retain numbering resources or are significantly limited with how numbers may be distributed to customers.

Our future success depends on our ability to procure numbering resources to meet customer demands at reasonable cost and without undue restrictions. Our ability to procure and distribute numbers may depend on factors outside of our control, such as regulations, the practices of the communications carriers that provide numbers to us in certain jurisdictions, the cost of obtaining and managing numbers and the level of demand for new numbers. Certain popular area code prefixes and specialized numbers have limited availability, and we may not be able to obtain those prefixes and specialized numbers in desired quantities. Our inability to acquire or retain such numbers would make our services, including our communications platform, less attractive to potential customers that desire assignments of particular numbering resources. If we are not able to obtain or retain adequate inventory of numbering resources, our business, results of operations and financial condition could be materially adversely affected.

In addition, in order to procure, distribute and retain telephone numbers in certain foreign jurisdictions, we will be required to register with the local telecommunications regulatory authorities, some of which have been increasingly monitoring and regulating the categories of phone numbers that are eligible for provisioning to our customers, including geographical, regional, local and toll-free phone numbers. We have obtained licenses or are obtaining licenses in various countries in which we do business, but in some countries, the regulatory regime around provisioning of phone numbers is unclear, subject to change, and may conflict from jurisdiction to jurisdiction. Furthermore, these regulations and government-specific approaches to their enforcement, as well as our products and services, are evolving and we may be unable to maintain compliance with applicable regulations, or enforce compliance by our customers, on a timely basis or without significant or prohibitive cost. Also, compliance with these regulations may require changes in products or business practices that result in reduced revenue. If we or our customers use or assign phone numbers in these countries in a manner that violates applicable rules and regulations, we may also be subject to significant penalties or governmental action, including government-initiated audits and, in extreme cases, may be precluded from doing business in that particular country. In the event of non-compliance, we may be forced to reclaim phone numbers from our customers, which could result in loss of customers, breach of contract claims, loss of revenue and reputational harm, all of which could have a material adverse effect on our business, results of operations and financial condition.

We may be exposed to liabilities under anti-corruption, export control and economic sanction regulations, and similar laws and regulations, and any determination that we violated any of these laws or regulations could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials, political parties, and/or private parties by persons and entities for the purpose of obtaining or retaining business. Our international activities create the risk of unauthorized payments or offers of payments by one of our employees or consultants, even though these parties are not always subject to our control. Our policies prohibit these practices by our employees and consultants and we regularly require Company-wide training on these issues, although our existing safeguards and any future improvements may prove to be less than effective, and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the FCPA, the U.K. Bribery Act or other laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results, and financial condition.

Our products and services may be subject to export control and economic sanctions regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control. Our products and services must be offered and sold in compliance with these laws and regulations. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws by obtaining proper consent, we could face liability. In addition, changes in our products or services, changes in applicable regulations, or change in the target of such regulations, could also result in decreased use of our products and services, or in our decreased ability to sell our products or provide our services to existing or prospective customers with international operations. Any decreased use of our products and services or limitation on our ability to export our products and provide our services could adversely affect our business, results of operations and financial condition.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services or subject us to expensive intellectual property litigation.

If the technology we require to provide our services or expand the features we offer, including our communications platform, were determined by a court to infringe a patent held by another entity that refuses to grant us a license on terms acceptable to us, we could be precluded by a court order from using that technology and we would likely be required to pay significant monetary damages to the patent holder. The successful enforcement of these patents, or our inability to negotiate a license for these patents on acceptable terms, could force us to cease using the relevant technology and discontinue offering services incorporating the technology. If a claim of infringement were brought against us based on the use of our technology or against our customers based on their use of our services for which we are obligated to indemnify, we could be subject to litigation to determine whether such use or sale is, in fact, infringing. This litigation could be expensive and distracting, regardless of the outcome.

While our own limited patent portfolio may deter other operating companies from bringing such actions, patent infringement claims may also be asserted by patent holding companies, which do not use technology and whose sole business is to enforce patents against operators, such as us, for monetary gain. Because such patent holding companies, commonly referred to as patent "trolls," do not provide services or use technology, the assertion of our own patents by way of counter-claim would be largely ineffective.

Our use of open source software could negatively affect our ability to sell our services and subject us to possible litigation.

Our services, including our communications platform, incorporate open source software, and we expect to continue to incorporate open source software in our services in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our services, including our communications platform. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our services, we cannot be certain that we have not incorporated open source software in our services in a manner that is inconsistent with such policies. If we fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our services that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third-party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using services that contained the open source software and required to comply with onerous conditions or restrictions on these services. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our services and to re-engineer our services or discontinue offering our services to customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional R&D resources to re-engineer our services, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties typically include indemnification or other provisions such as service level agreements under which we agree to indemnify or are otherwise liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, service interruptions, damages caused by us to property or persons or other liabilities relating to or arising from our services or platform or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our services and adversely affect our business, results of operations and financial condition.

If we fail to protect our internally developed systems, technology and software and our patents and trademarks, we may become involved in costly litigation or our business or brand may be harmed.

Our ability to compete effectively is dependent in large part upon the maintenance and protection of systems and software that we have developed internally, including some systems and software based on open standards. We cannot patent much of the technology that is important to our business. In addition, any pending patent applications may not be granted, and any issued patent that we own may be challenged, narrowed, invalidated or circumvented. To date, we have relied on patent, copyright and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights to our technology. While we typically enter into confidentiality agreements with our employees, consultants, customers, and vendors in an effort to control access to and distribution of technology, software, documentation and other information, these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our technology without authorization. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any rights against such party. Policing unauthorized use of our technology is difficult. The steps we take may not prevent misappropriation of the technology we rely on. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. That litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could adversely affect our business, results of operations and financial condition.

The unlicensed use of our brands by third parties could harm our reputation, cause confusion among our customers or impair our ability to market our services. Accordingly, we have registered trademarks and service marks and have applied for registration of our trademarks and service marks in the United States and certain jurisdictions outside the United States to establish and protect our brand names as part of our intellectual property strategy. The laws of some countries do not protect intellectual property and other proprietary rights to the same extent as the laws of the United States. Our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase as we expand our international operations. We cannot assure you that our pending or future trademark applications will be approved. Although we anticipate that we would be given an opportunity to respond to any such rejections, we may be unable to overcome any such rejections. In addition, in proceedings before the U.S. Patent and Trademark Office third parties are given an opportunity to oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our services, which could result in loss of brand name recognition. In the event we discover potential instances of infringement of our brand or trademarks, we will need to spend the time and resources to defend our trademarks, which can include, but is not limited to, actions which could incur steep business costs such as sending cease & desist letter(s) and pursuing litigation. Moreover, successful opposition to our applications might encourage third parties to make additional oppositions or commence trademark infringement proceedings against us, which could be costly and time consuming to defend against. If we decide to take limited or no action to protect our trademarks, our trademark rights may be diluted and subject to challenge or invalidation, which could materially and adversely affect our brand in the marketplace. Certain of the trademarks we may use may become so well-known by the public that their use becomes generic and they lose trademark protection. Over the long-term, if we are unable to establish name recognition based on our trademark and tradenames, then we may not be able to compete effectively and our business may be adversely affected. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks.

We may be liable for the information that content owners or distributors distribute over our network.

The law relating to the liability of private network operators for information carried on or disseminated through their networks remains unsettled. While we disclaim any liability for third-party content in our services agreements, we may become subject to legal claims relating to the content disseminated on our network, even though such content is owned or distributed by our customers or a customer of our customers. For example, lawsuits may be brought against us claiming that material distributed using our network was inaccurate, offensive or violated the law or the rights of others. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. In addition, the law remains unclear over whether content may be distributed from one jurisdiction, where the content is legal, into another jurisdiction, where it is not. Companies operating private networks have been sued in the past, sometimes successfully, based on the nature of material distributed, even if the content is not owned by the network operator and the network operator has no knowledge of the content or its legality. It is not practical for us to monitor all of the content distributed using our network. We may need to take costly measures to reduce our exposure to these risks or to defend ourselves against such claims, which could adversely affect our results of operations and financial condition.

Third parties may fraudulently obtain access to customer accounts and other personal information, use our services to commit fraud or steal our services, which could damage our reputation, limit our growth or cause us to incur additional expenses.

Our customers have been subject to "phishing," which occurs when a third party calls or sends an email or text message to a customer that claims to be from a business or organization that provides services to the customer. The purpose of the inquiry is typically to encourage the customer to visit a bogus website designed to look like a website operated by the legitimate business or organization or provide information to the operator. At the bogus website, the operator attempts to trick the customer into divulging customer account or other personal information such as credit card information or to introduce viruses through "Trojan horse" programs to the customers' computers. This could result in identity theft from our customers and the unauthorized use of our services. Third parties also have used our communications services to commit fraud. If we are unable to detect and prevent "phishing" and other similar methods, use of our services for fraud and similar activities, our brand reputation and growth may suffer and we may incur additional costs, including costs to increase security, or be required to credit significant amounts to customers.

Third parties also have used our communications services without paying, including by submitting fraudulent credit information and fraudulent credit card information. This has resulted in our incurring the cost of providing the services, including incurring call termination fees, without any corresponding revenue. We have implemented anti-fraud procedures in order to limit the expenses resulting from theft of service. If our procedures are not effective, theft of service could significantly increase our expenses and adversely affect our business, results of operations and financial condition.

If our customers or their end users do not accept the differences between our service and traditional telephone service, they may choose to remain with their current telephone service provider or may choose to return to service provided by traditional network service providers.

Aspects of our services based on VoIP, including our communications platform, are not the same as traditional network service providers. Our continued growth is dependent on the adoption of our services by mainstream customers and their end users, so these differences are important. For example:

- Our 911 calling and other emergency calling services are different, in significant respects, from the 911 and other emergency calling services associated with traditional wireline and wireless telephone providers and, in certain cases, with other VoIP providers.

- In the event of a power loss or Internet access interruption experienced by a customer, our service may be interrupted.

- Our customers' end users may experience lower call quality than they are used to from traditional wireline or wireless telephone companies, including static, echoes and delays in transmissions.

- Our customers' end users may not be able to call premium-rate telephone numbers such as 1-900 numbers and 976 numbers.

We may lose customers if we experience failures of our system or communications platform that significantly disrupt the availability and quality of the services that we provide. Such failures may also cause interruptions to service delivery and the completion of other corporate functions.

Our operations depend on our ability to limit and mitigate interruptions or degradation in service for customers. Interruptions in service or performance problems, for whatever reason, could undermine our customers' confidence in our services and cause us to lose customers or make it more difficult to attract new ones. Because many of our services are critical to the businesses or daily lives of many of our customers or our customers' end users, any significant interruption or degradation in service also could result in lost profits or other losses to customers. Although our service agreements generally limit our liability for service failures and generally exclude any liability for "consequential" damages such as lost profits, a court might not enforce these limitations on liability, which could expose us to financial loss. We also sometimes provide our customers with committed service levels. If we fail to meet these committed service levels, we could be required to provide service credits or other compensation to our customers, which could adversely affect our results of operations.

The failure of any equipment or facility on our network, including our network operations control centers and network data storage locations, could interrupt customer service and other corporate functions until we complete necessary repairs or install replacement equipment. Our business continuity plans also may be inadequate to address a particular failure that we experience. Delays, errors or network equipment or facility failures could result from natural disasters, pandemics, such as COVID-19, disease, accidents, terrorist acts, acts of war, power losses, security breaches, vandalism or other illegal acts, computer viruses or other causes. These delays, errors or failures could significantly impair our business due to:

- service interruptions;

- malfunction of our communications platform on which our enterprise users rely for voice, messaging or emergency service functionality;

- exposure to customer liability;

- the inability to install new service;

- the unavailability of employees necessary to provide services;

- the delay in the completion of other corporate functions such as issuing bills and the preparation of financial statements; or

- the need for expensive modifications to our systems and infrastructure.

Defects or errors in our services could diminish demand for our services, harm our business and results of operations and subject us to liability.

Our customers use our services for important aspects of their businesses, and any errors, defects or disruptions to our services and any other performance problems with our services could damage our customers' businesses and, in turn, hurt our brand and reputation. We provide regular updates to our services, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our services could result in negative publicity, loss of or delay in market acceptance of our platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our services. As a result, our brand and reputation could be harmed, and our business, results of operations and financial condition may be adversely affected.

If our emergency services do not function properly, we may be exposed to significant liability from our users.

Certain of our IP telephony offerings, as well as the 911 and other emergency services solutions that we offer are subject to FCC and other rules governing the delivery of emergency calling services. New 911 outage notification rules promulgated by the FCC will go into effect on April 15, 2025, which will require us to deliver 911 outage notifications to PSAPS. The rules and laws that govern emergency calling services are subject to change as communications technologies and consumer use cases continue to evolve. Similar to providers of IP telephony services, our 911 and other emergency services are different from those associated with traditional local telecommunications services. These differences may lead to an inability to make and complete calls that would not occur for users of traditional telephony services. For example, to provide the emergency calling services required by the FCC's rules to our IP telephony consumers, we may use components of both the wireline and wireless infrastructure in unique ways that can result in failed connections and calls routed to incorrect emergency call centers. Routing emergency calls through the Internet may be adversely affected by power outages and network congestion that may not occur for users of traditional telephony services. Emergency call centers may not be equipped with appropriate hardware or software to accurately process and respond to emergency calls initiated by consumers of our IP telephony services, and calls routed to the incorrect emergency call center can significantly delay response times for first responders. Users of our interconnected VoIP telephony services from a fixed address in the United States are required to manually update their location information for use when calling 911, and failure to do so may result in dispatching assistance to the wrong location. Even manual updates require a certain amount of time before the updated address appears in the relevant databases which could result in misrouting emergency calls to the wrong emergency calling center, dispatching first responders to the wrong address, or both. Similar requirements and delays applicable to relevant databases also apply to local emergency services provided outside the United States. Moreover, the relevant rules with respect to what address information should be provided to emergency call centers when the call originates from a mobile application are unsettled and evolving. As a result, we could be subject to enforcement action by the FCC or other entities — possibly exposing us to significant monetary penalties, cease and desist orders, civil liability, loss of user confidence in our services, loss of users, and other adverse consequences, which could materially harm our business. The FCC's rules, and some states, also impose other obligations, such as properly recording our customers' registered locations, obtaining affirmative acknowledgement from customers that they are aware of the differences between emergency calling services associated with IP telephony as compared with traditional telecommunications services, and distribution of appropriate warning labels to place on or near hardware used to place IP telephony calls. Similar obligations apply to local emergency services provided outside the United States. Failure to comply with these requirements, or failure of our communications platform such that 911 and other emergency calls did not complete or were misrouted, may result in FCC, foreign regulatory or other enforcement action, state attorneys' general investigations, potential exposure to significant monetary penalties, cease and desist orders, civil liability to our users and their customers, loss of user confidence in our services, loss of users, and other adverse consequences, which could materially harm our business.

National regulations, including the FCC's rules, also require that we timely report certain 911 and other emergency service outages. The FCC or other applicable regulatory authorities may make inquiries regarding matters related to any reported 911 or other emergency service outage. Any inquiry could result in regulatory enforcement action, potential monetary penalties and other adverse consequences.

Any disruption to or termination of arrangements with key suppliers could cause delay and additional costs and could harm our relationships with current and prospective customers.

Our business is dependent on third-party carriers, suppliers for fiber, computers, software, transmission electronics and related network components, including network colocation facilities that are integrated into our network, some of which are critical to the operation of our business. If any of these third-party critical relationships is terminated, a supplier exits or curtails its business, a supplier fails to deliver critical services or equipment, or the supplier is forced to stop providing equipment or services due to supply chain issues or legal constraints, such as patent infringement, and we are unable to reach suitable alternative arrangements quickly, we may experience significant additional costs or an interruption, either temporary or permanent, in providing certain services to customers. If that happens, our business, results of operations and financial condition could be materially adversely affected. There can be no assurance that alternative components or equipment will be available when required or on terms that are commercially reasonable, which could extend our lead times, increase the cost of maintaining our network, result in service outages and otherwise harm our business, operating results and financial condition. We may not be able to continue to procure components at reasonable prices, which may require us to enter into longer-term contracts with component suppliers to obtain components at competitive prices. Any of the foregoing disruptions could exacerbate other risk factors and increase our costs and decrease our gross margins, harming our business, operating results and financial condition.

Many of our third-party suppliers do not have long-term committed contracts with us and may interrupt services or terminate their agreements with us without notice or by providing 30 days prior written notice. Although we expect that we could receive similar services from other third-party suppliers, if any of our arrangements with our third-party suppliers are terminated or interrupted, we could experience interruptions in our ability to make our services available to customers, as well as delays and additional expenses in arranging alternative providers. If a significant portion of our third-party suppliers fail to provide these services to us on a cost-effective basis or otherwise terminate or interrupt these services, the delay caused by qualifying and switching to other providers could be time consuming and costly and could adversely affect our business, results of operations and financial condition.

Our customer churn rate may increase.

Customer churn occurs when a customer reduces usage or discontinues service with us, whether voluntarily or involuntarily, such as a customer switching some or all of its usage to a competitor or going out of business. Changes in the economy, increased competition from other providers, cyber incidents such as the DDoS attack we experienced in late 2021, customer service preferences, or issues with the quality of service we deliver can impact our customer churn rate. We cannot predict future pricing by our competitors, but we anticipate that price competition will continue. Lower prices offered by our competitors could contribute to an increase in customer churn. We cannot predict the timing, duration or magnitude of any deteriorated economic conditions or its impact on our target of customers. Higher customer churn rates could adversely affect our revenue growth. Higher customer churn rates could cause our net retention rate to decline. A sustained and significant growth in the churn rate could have a material adverse effect on our business.

The market prices for certain of our services have decreased in the past and may decrease in the future, resulting in lower revenue than we anticipate.

Market prices for certain of our services have decreased over recent years. These decreases resulted from downward market pressure and other factors including:

- technological changes and network expansions, which have resulted in increased transmission capacity available for sale by us and by our competitors; and

- some of our competitors have been willing to accept smaller operating margins in the short term in an attempt to increase long-term revenue.

To retain customers and revenue, we must sometimes reduce prices in response to market conditions and trends. We cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our ability to meet price competition may depend on our ability to operate at costs equal to or lower than our competitors or potential competitors. As our prices for some of our services decrease, our operating results may suffer unless we are able to either reduce our operating expenses or increase traffic volume from which we can derive additional revenue.

The need to obtain additional IP circuits from other providers increases our costs. In addition, the need to interconnect our network to networks that are controlled by others could increase our costs and adversely impact our business.

We lease all of our IP circuits from third parties. We could incur material expenses if we were required to locate alternative IP circuits. We may not be able to obtain reasonable alternative IP circuits if needed. Failure to obtain usage of alternative IP circuits, if necessary, could have a material adverse effect on our ability to carry on business operations. In addition, some of our agreements with other providers require the payment of amounts for services whether or not those services are used. Our reliance on third-party providers may reduce our operating flexibility, ability to make timely service changes and ability to control quality of service.

In the normal course of business, we need to enter into interconnection agreements with many local telephone companies, as well as the owners of networks that our customers desire to access to deliver their services. We are not always able to secure these interconnection agreements on favorable terms. In some jurisdictions, we rely on third-party access and networks for local connectivity. We are not always able to secure this access and local connectivity on favorable terms. Costs of obtaining service from other communications carriers comprise a significant proportion of the operating expenses of long distance carriers. Changes in regulation, particularly the regulation of telecommunication carriers and local access network owners, could indirectly, but significantly, affect our competitive position. These changes could increase or decrease the costs of providing our services. Further, if problems occur with our third-party providers or local telephone companies, it may cause errors or poor quality communications, and we could encounter difficulties identifying the source of the problem. The occurrence of errors or poor quality communications on our services, whether caused by our platform or a third-party provider, may result in the loss of our existing customers or the delay of adoption of our services by potential customers and may adversely affect our business, results of operations and financial condition.

Network providers also may institute additional fees due to regulatory, competitive or other industry-related changes that increase our costs. For example, the major U.S. cellular carriers and their intermediaries have added a variety of fees that are applied to A2P messages delivered to their subscribers. While we may be able to negotiate with network providers, absorb the increased costs, or charge these costs to our customers, we cannot assure you that we will be able to do so. In the case of new A2P fees, we currently pass, and expect to continue to pass, these fees on to our customers who send A2P messages to the carrier's subscribers. This is expected to increase our revenue and cost of goods sold, but is not expected to impact the gross profit received for sending these messages. However, these changes may still have a negative impact on our gross margins mathematically. We also may not be able to effectively respond to any new fees if all network providers in a particular market impose equivalent fee structures, if the magnitude of the fees is disproportionately large when compared to the underlying prices paid by our customers, or if market conditions limit our ability to increase the prices we charge our customers.

In connection with the delivery of text messages to customers of mobile carriers in the U.S., and in certain other instances, our customers' traffic must be routed through intermediaries who have direct access to network service providers. Although we are seeking direct connections with network service providers in a number of countries, we expect that we will continue to rely on intermediaries for these services for some period of time. These intermediaries sometimes have offerings that directly compete with our products and may stop providing services to us on a cost-effective basis. If a significant portion of these intermediaries stop providing services or stop providing services on a cost-effective basis, our business could be adversely affected.

We depend largely on the continued services of our senior management and other key employees, the loss of any of whom could adversely affect our business, results of operations and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan, to develop our platform, to deliver our services to customers, to attract and retain customers and to identify and pursue opportunities. The loss of services of senior management or other key employees, such as those who develop and maintain our service offerings, could significantly delay or prevent the achievement of our development and strategic objectives. In particular, we depend to a considerable degree on the vision, skills, experience and effort of our Chief Executive Officer, David A. Morken. The replacement of any of our senior management personnel or other key employees can involve significant time and costs, and such loss could significantly delay or prevent the achievement of our business objectives. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, results of operations and financial condition.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel, and our inability to do so could adversely affect our business, results of operations and financial condition. Competition for talent in the technology industry has become increasingly intense, and the market to recruit, retain and motivate talent has become even more competitive. Many key individual contributors, particularly in software development, sales and cloud computing and telecommunications infrastructure, are critical to our success and can attract very significant compensation packages. In addition, we believe that there is, and will continue to be, intense competition for highly skilled management, technical, sales and other personnel with experience in our industry in the Raleigh, North Carolina area, where our corporate headquarters are located, and in other geographic locations where we maintain offices.

We have experienced and may continue to experience difficulties attracting, hiring and retaining highly-skilled personnel with appropriate qualifications, and may not be able to fill positions in desired geographic areas or at all. These difficulties may be exacerbated by the reactions of employees and prospective employees to our policies related to remote working flexibility. As a result, we have also experienced and may continue to experience increased compensation and training costs that may not be offset by either improved productivity or higher sales, which could reduce our profitability.

We seek to provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of our services, which could adversely affect our business, results of operations and financial condition. To the extent we hire personnel from competitors, we also may be subject to allegations that they have been improperly solicited or hired, or that they divulged proprietary or other confidential information.

Volatility or declines in our stock price may also affect our ability to attract and retain key personnel. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying any restricted stock units have not significantly appreciated in value, or if the value of the shares underlying restricted stock units they hold has depreciated significantly. If we are unable to retain our employees, our business, results of operations and financial condition could be adversely affected.

In addition, we believe our corporate culture has been a key contributor to our success to date. We, along with many companies in the technology industry, experienced higher than average attrition in the "great resignation," in which the technology industry saw a dramatic increase in workers leaving their positions in 2020 and 2021 during the COVID-19 pandemic. As we continue to grow and expand globally and navigate shifting workforce priorities, including the desire of many of our employees and prospective employees for a hybrid work model with the ability to work remotely for part of the week, and the increasing demand of employees and prospective employees for fully remote work, we may find it difficult to maintain important aspects of our corporate culture. This could negatively affect our ability to retain and recruit personnel who are essential to our future success, and could ultimately have a negative impact on our ability to innovate our technology and our business.

We could be subject to additional tax liabilities for historic and future sales, use and similar taxes, which could adversely affect our results of operations.

We conduct operations in many tax jurisdictions throughout the United States and internationally. In many of these jurisdictions, non-income-based taxes such as sales, use and telecommunications taxes, including those associated with (or potentially associated with) VoIP telephony services or 911 services, are or may be assessed on our operations. We also face exposure to other non-income-based international taxes such as value added taxes that are or may be assessed on our operations. The systems and procedures necessary to comply in these jurisdictions are complex to develop and challenging to implement. Additionally, we rely heavily on third parties to provide us with key software and services for compliance. If these third parties cease to provide those services to us for any reason, or fail to perform services accurately and completely, we may not be able to accurately bill, collect or remit applicable non-income-based taxes. Historically, we have not billed or collected certain of these taxes and, in accordance with GAAP, we have recorded a provision for our tax exposure in these jurisdictions when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. These estimates include several key assumptions including, but not limited to, the taxability of our services, the jurisdictions in which we believe we have nexus, and the sourcing of revenue to those jurisdictions. In the event these jurisdictions challenge our assumptions and analysis, our actual exposure could differ materially from our current estimates.

Taxing authorities also may periodically perform audits to verify compliance and include all periods that remain open under applicable law, which customarily range from three to four years. At any point in time, we may undergo audits that could result in significant assessments of past taxes, fines and interest if we were found to be non-compliant. During the course of an audit, a taxing authority may, as a matter of policy, question our interpretation and/or application of their rules in a manner that, if we were not successful in substantiating our position, could potentially result in a significant financial impact to us.

Furthermore, certain jurisdictions in which we do not collect sales, use and similar taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our business, results of operations and financial condition.

Our global operations and legal entity structure subject us to potentially adverse income tax consequences.

We conduct our international operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Also, our tax expense could be affected depending on the applicability of withholding and other taxes under the tax laws of certain jurisdictions in which we have business operations. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in additional tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

We are unable to predict what global or U.S. tax reforms may be proposed or enacted in the future or what effects such future changes would have on our business. Any such changes in tax legislation, regulations, policies or practices in the jurisdictions in which we operate could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheet; affect our financial position, future results of operations, cash flows, and effective tax rates where we have operations; reduce post-tax returns to our stockholders; and increase the complexity, burden, and cost of tax compliance. We are subject to potential changes in relevant tax, accounting, and other laws, regulations, and interpretations, including changes to tax laws applicable to corporate multinationals.

Certain government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational companies. For example, on October 8, 2021, the Organisation for Economic Co-operation and Development (the "OECD") announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (the "Framework") which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy. On December 20, 2021, the OECD released model rules for the domestic implementation of a 15% global minimum tax. Many countries have implemented legislation and other guidance to align their international tax rules with the OECD's Framework recommendations and action plan that aim to standardize and modernize global corporate tax policy, including changes to cross-border tax, transfer pricing documentation rules, and nexus-based tax incentive practices. Further, several countries have proposed or enacted taxes applicable to digital services, which could apply to our business. As a result of these developments, the tax laws of certain countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our business, cash flows, results of operations and financial position.

Our ability to use our net operating loss and tax credit carryforwards to offset future taxable income may be subject to certain limitations.

The future utilization of our net operating loss and tax credit carryforwards (collectively, "Tax Attributes") may be limited due to changes in ownership as defined under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). In general, if we experience a greater than 50% aggregate change in ownership of certain significant stockholders or groups over a three-year period, utilization of our pre-change Tax Attributes is subject to an annual limitation under Section 382 of the Code (and similar state laws). The annual limitation generally is determined by multiplying the value of our stock at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the pre-change Tax Attributes before utilization and may be substantial. In the past we may have experienced, and in the future may experience, ownership changes as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change Tax Attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition and deferred revenue, goodwill and intangible assets, and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the rules and regulations of the applicable listing standards of the NASDAQ Global Select Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our disclosure controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers, and we continue to evaluate how to improve controls. We are also continuing to improve our internal control over financial reporting. In order to develop, maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ Global Select Market.

Our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our Class A common stock.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. An adverse change in market conditions, particularly if such change has the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or intangible assets. Any such charges may adversely affect our results of operations.

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

We face exposure to the effects of fluctuations in currency exchange rates. While historically we have primarily transacted in U.S. dollars, we generally have transacted with customers and partners in Europe in British Pounds and Euros. We expect to expand the number of transactions with customers and partners that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of the United States in local currencies and for employee compensation and other operating expenses in local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses.

In addition, our international subsidiaries maintain net assets denominated in currencies other than the functional operating currencies of these entities. As we expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar may affect our results of operations due to transactional and translational re-measurements. Such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations. The trading price of our Class A common stock also could be adversely affected if fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors and securities analysts who follow our stock.

We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Earthquakes, hurricanes, fires, floods, pandemics, power outages, terrorist attacks, acts of war, civilian unrest and other significant events could disrupt our business and ability to serve our clients.

A significant event, such as an earthquake, hurricane, a fire, a flood, a pandemic, such as COVID-19, a power outage, terrorist attack, act of war, such as the ongoing Russia-Ukraine or Middle East conflicts, or civilian unrest could have a material adverse effect on our business, results of operations or financial condition. Health concerns or governmental, legal, political or regulatory developments in the United States or other countries in which we or our customers, partners and service providers operate could cause economic, labor or social instability and could materially adversely affect our business and our results of operations and financial condition. Future developments, which are very uncertain, include evolving responses by governments and businesses. These future developments could materially adversely affect our business and our results of operations and financial condition. Our IP network is designed to be redundant and to offer seamless backup support in an emergency. While our network is designed to withstand the loss of any one data center at any point in time, the simultaneous failure of multiple data centers could disrupt our ability to serve our clients. Additionally, certain of our capabilities cannot be made redundant feasibly or cost-effectively. Acts of physical or cyber terrorism or other geopolitical unrest, including acts of war, also could cause disruptions in our business. The adverse impacts of these risks may increase if our disaster recovery plans prove to be inadequate.

We may acquire or invest in companies, which may divert our management's attention and result in debt or dilution to our stockholders. We may not be able to efficiently and effectively integrate acquired operations, and thus may not fully realize the anticipated benefits from such acquisitions.

We may evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. We may also enter into relationships with other businesses to expand our products and platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

Achieving the anticipated benefits of any acquisitions depends in part upon whether we can integrate new businesses in an efficient and effective manner. The integration of any acquired businesses involves a number of risks, including, but not limited to:

- demands on management related to any significant increase in size after the acquisition;

- the disruption of ongoing business and the diversion of management's attention from the management of daily operations to management of integration activities;

- failure to fully achieve expected synergies and costs savings;

- unanticipated impediments in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes-Oxley Act, procedures and policies;

- difficulty establishing and maintaining appropriate governance, reporting relationships, policies, controls, and procedures for the acquired business, particularly if it is based in a country or region where we did not previously operate;

- new or more stringent regulatory compliance obligations and costs by virtue of the acquisition, including risks related to international acquisitions that may operate in new jurisdictions or geographic areas where we may have no or limited experience;

- loss of customers or the failure of customers to order incremental services that we expect them to order;

- difficulty and delays in integrating the products, technology platforms, operations, systems, and personnel of the acquired business with our own, particularly if the acquired business is outside of our core competencies and current geographic markets;

- failure to provision services that are ordered by customers during the integration period;

- higher integration costs than anticipated;

- difficulties in the assimilation and retention of highly qualified, experienced employees, many of whom may be geographically dispersed;

- litigation, investigations, proceedings, fines, or penalties arising from or relating to the transaction or the acquired business, and any resulting liabilities may exceed our forecasts;

- acquisition of businesses with different revenue models, different contractual relationships, and increased customer concentration risks;

- assumption of long-term contractual obligations, commitments, or liabilities (for example, the costs associated with leased facilities), which could adversely impact our efforts to achieve and maintain profitability and impair our cash flow;

- failure to successfully evaluate or utilize the acquired business' technology and accurately forecast the financial impact of an acquisition, including accounting charges; and

- drag on our overall revenue growth rate or an increase of our net loss, which could cause analysts and investors to reduce their valuation of our company.

Successful integration of any acquired businesses or operations will depend on our ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage, obtain better terms from our vendors due to increased buying power, and eliminate redundant and excess costs to fully realize the expected synergies. Because of difficulties in combining geographically distant operations and systems which may not be fully compatible, we may not be able to achieve the financial strength and growth we anticipate from the acquisitions.

We may not realize our anticipated benefits from our acquisitions, if any, or may be unable to efficiently and effectively integrate acquired operations as planned. If we fail to integrate acquired businesses and operations efficiently and effectively or fail to realize the benefits we anticipate, we would be likely to experience material adverse effects on our business, financial condition, results of operations and future prospects.

Acquisitions or investments may also require us to issue debt or equity securities, use our cash resources, incur debt or contingent liabilities, amortize intangibles, or write-off acquisition-related expenses. In addition, we cannot predict market reactions to any acquisitions we may make or to any failure to announce any future acquisitions.

While we would conduct due diligence in connection with any acquisition opportunities, there may be risks or liabilities that such due diligence efforts fail to discover, that are not disclosed to us or that we inadequately assess. The failure to timely identify any material liabilities associated with any acquisitions could adversely affect our business, results of operations, and financial condition.

Risks Related to the Convertible Notes

Servicing our debt requires a significant amount of cash, and our business may not generate sufficient cash flow to repay our indebtedness.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance the Convertible Notes depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, any of our future debt agreements may contain restrictive covenants that may prohibit us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our indebtedness.

We may incur substantially more debt or take other actions which would intensify the risks discussed above.

We and our subsidiaries may be able to incur substantial additional debt in the future, some of which may be secured debt. We will not be restricted under the terms of the indentures governing the Convertible Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that could have the effect of diminishing our ability to make payments on the Convertible Notes when due.

We may not have the ability to raise the funds necessary for cash settlement upon conversion of the Convertible Notes or to repurchase the Convertible Notes for cash following a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion of the Convertible Notes or to repurchase the Convertible Notes.

Subject to limited exceptions, holders of the Convertible Notes have the right to require us to repurchase their Convertible Notes upon the occurrence of a fundamental change at a cash repurchase price generally equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, upon conversion of the Convertible Notes, unless we elect to deliver solely shares of our Class A common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Convertible Notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Convertible Notes surrendered therefor or pay the cash amounts due upon conversion. In addition, our ability to repurchase the Convertible Notes or to pay cash upon conversions of the Convertible Notes may be limited by applicable law, by regulatory authorities or by agreements governing our future indebtedness. Our failure to repurchase the Convertible Notes at a time when such repurchase is required by the indentures governing the Convertible Notes or to pay the cash amounts due upon future conversions of the Convertible Notes as required by such indentures would constitute a default under such indentures. A default under the indentures governing the Convertible Notes or the fundamental change itself may also lead to a default under agreements governing our existing or future indebtedness, which may result in such existing or future indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under such existing or future indebtedness and repurchase the Convertible Notes or make cash payments upon conversions thereof.

The conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Convertible Notes is triggered, holders of Convertible Notes will be entitled to convert the Convertible Notes at any time during specified periods at their option as described in the indentures governing the Convertible Notes. If one or more holders elect to convert their Convertible Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The Capped Calls may affect the value of the Convertible Notes and our Class A common stock.

In connection with the pricing of our 0.25% Convertible Notes due March 1, 2026 (the "2026 Convertible Notes") and 0.50% Convertible Notes due April 1, 2028 (the "2028 Convertible Notes" and, together with the 2026 Convertible Notes, the "Convertible Notes"), we entered into privately negotiated capped call transactions (the "2026 Capped Calls" and the "2028 Capped Calls," respectively and, collectively, the "Capped Calls") with certain financial institutions (the "option counterparties"). The Capped Calls are expected generally to reduce the potential dilution upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Convertible Notes, as the case may be, with such reduction and/or offset subject to a cap.

We have been advised that, in connection with establishing their initial hedges of the Capped Calls, the option counterparties or their respective affiliates entered into various derivative transactions with respect to our Class A common stock concurrently with or shortly after the pricing of the Convertible Notes.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our Class A common stock and/or purchasing or selling our Class A common stock or other securities of ours in secondary market transactions from time to time prior to the maturity of the Convertible Notes (and are likely to do so during any observation period related to a conversion of Convertible Notes). This activity could also cause or avoid an increase or a decrease in the market price of our Class A common stock or the Convertible Notes, which could affect your ability to convert the Convertible Notes and, to the extent the activity occurs during any observation period related to a conversion of Convertible Notes, it could affect the number of shares and value of the consideration that you will receive upon conversion of such Convertible Notes.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the Convertible Notes or our Class A common stock. In addition, we do not make any representation that the option counterparties will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We are subject to counterparty risk with respect to the Capped Calls.

The option counterparties are financial institutions, and we will be subject to the risk that any or all of them might default under the Capped Calls. Our exposure to the credit risk of the option counterparties will not be secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the capped call transactions with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our Class A common stock. In addition, upon a default by an option counterparty, we may suffer more dilution than we currently anticipate with respect to our Class A common stock. We can provide no assurances as to the financial stability or viability of the option counterparties.

Risks Related to Ownership of Our Class A Common Stock

The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

Prior to our initial public offering, there was no public market for shares of our Class A common stock. On November 10, 2017, we sold shares of our Class A common stock to the public at $20.00 per share. From November 10, 2017, the date that our Class A common stock began trading on the NASDAQ Global Select Market, through December 31, 2024, the trading price of our Class A common stock has ranged from $9.20 per share to $198.61 per share. The trading price of our Class A common stock may continue to be volatile and could fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- general market volatility caused by epidemics, endemics and pandemics such as COVID-19, acts of war, or other significant domestic or international events;

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- volatility in the trading volumes of our Class A common stock;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our Class A common stock by us or our stockholders;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

- announcements by us or our competitors of new products or services;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry or both;

- regulatory actions or developments affecting our operations, those of our competitors or our industry more broadly;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- new rules adopted by certain index providers, such as S&P Dow Jones, that limit or preclude inclusion of companies with multi-class capital structures in certain of their indices;

- any significant change in our management; and

- general economic conditions and slow or negative growth of our markets.

In addition, in the past, securities class action litigation has often been instituted following periods of volatility in the overall market and the market price of a particular company's securities. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Substantial future sales of shares of our Class A common stock could cause the market price of our Class A common stock to decline.

The market price of our Class A common stock could decline as a result of substantial sales of our Class A common stock, particularly sales by our directors, executive officers and significant stockholders, or the perception in the market that holders of a large number of shares intend to sell their shares.

Additionally, we rely on equity-based compensation as an important tool in attracting, retaining and motivating our employees. Shares of Class A common stock issued upon the exercise of outstanding options and upon the vesting of restricted stock unit awards under our equity incentive plans, and the shares reserved for future issuance under our equity incentive plans, will become eligible for sale in the public market upon issuance and will result in dilution to existing holders of our Class A common stock. Certain holders of our Class A common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for our stockholders or ourselves.

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our initial public offering. This may limit or preclude stockholders' ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class A common stock has one vote per share, and our Class B common stock has ten votes per share. Substantially all of our Class B common stock continues to be held by our co-Founder, Chairman and CEO, David Morken, and our co-Founder Henry Kaestner. Because of the ten-to-one voting ratio between our Class B and Class A common stock, these holders of our Class B common stock collectively control approximately 45% of the combined voting power of our common stock and therefore would be able to exert significant influence over all matters submitted to our stockholders for approval. This concentrated voting control limits or precludes stockholders' ability to influence corporate matters for the foreseeable future, including the election of directors, amendments to our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that stockholders may feel are in their best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

We cannot predict the impact our capital structure may have on our stock price.

In July 2017, S&P Dow Jones, a provider of widely followed stock indices, announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in certain of their indices. As a result, our Class A common stock will likely not be eligible for these stock indices. Many investment funds are precluded from investing in companies that are not included in such indices, and these funds would be unable to purchase our Class A common stock if we were not included in such indices. We cannot assure you that other stock indices will not take a similar approach to S&P Dow

Jones in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices, recommend that stockholders vote against our recommendations at stockholder meetings, or otherwise seek to cause us to change our capital structure. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

We are effectively controlled by David A. Morken, our Co-Founder and Chief Executive Officer, whose interests may differ from other stockholders.

Mr. Morken has the ability to effectively control the appointment of our management, the entering into of mergers, sales of substantially all or all of our assets and other extraordinary transactions and influence amendments to our certificate of incorporation and bylaws. In any of these matters, the interests of Mr. Morken may differ from or conflict with your interests. Moreover, this concentration of ownership may also adversely affect the trading price for our Class A common stock to the extent investors perceive disadvantages in owning stock of a company with a controlling stockholder.

If securities or industry analysts cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the trading price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our Class A common stock in an adverse manner, or provide more favorable recommendations about our competitors relative to us, the trading price of our Class A common stock would likely decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price of our Class A common stock or trading volume to decline.

Anti-takeover provisions contained in our second amended and restated certificate of incorporation and third amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our second amended and restated certificate of incorporation, third amended and restated bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, our second amended and restated certificate of incorporation and third amended and restated bylaws include provisions:

- authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our Class A and Class B common stock;

- limiting the liability of, and providing indemnification to, our directors and officers;

- limiting the ability of our stockholders to call and bring business before special meetings;

- providing for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

- providing that our board of directors is classified into three classes of directors with staggered three-year terms;

- prohibiting stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- requiring super-majority voting to amend some provisions in our second amended and restated certificate of incorporation and third amended and restated bylaws;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors; and

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents certain stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of at least two-thirds of our outstanding common stock not held by such 15% or greater stockholder.

Any provision of our second amended and restated certificate of incorporation, third amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our second amended and restated certificate of incorporation and our third amended and restated bylaws include super-majority voting provisions that will limit your ability to influence corporate matters.

Our second amended and restated certificate of incorporation and our third amended and restated bylaws include provisions that require the affirmative vote of two-thirds of all of the outstanding shares of our capital stock entitled to vote to effect certain changes. These changes include amending or repealing our third amended and restated bylaws or second amended and restated certificate of incorporation or removing a director from office for cause. If all or substantially all of the holders of our Class B common stock convert their shares into Class A common stock voluntarily or otherwise, Mr. Morken may control the majority of the voting power of our outstanding capital stock, and therefore he may have the ability to prevent any such changes, which will limit a stockholder's ability to influence corporate matters.

Our third amended and restated bylaws provide, subject to certain exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our third amended and restated bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholder to us or our stockholders; (iii) any action asserting a claim against us that is governed by the internal affairs doctrine; or (iv) any action arising pursuant to any provision of the Delaware General Corporation Law, our second amended and restated certificate of incorporation or our third amended and restated bylaws. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act, which provides for exclusive jurisdiction of the federal courts. It could apply, however, to a suit that asserts claims under the Securities Act and falls within one or more of the categories enumerated in our choice of forum provision, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. While Delaware courts have determined that choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than that designated in our exclusive forum provision. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provision of our third amended and restated bylaws. Alternatively, if a court were to find the choice of forum provision contained in our third amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

We may need additional capital in the future and such capital may be limited or unavailable. Failure to raise capital when needed could prevent us from growing in accordance with our plans.

We may require more capital in the future from equity or debt financings to fund our operations, finance investments in equipment and infrastructure, acquire complementary businesses and technologies, and respond to competitive pressures and potential strategic opportunities. If we are required to raise additional funds through further issuances of equity or other securities convertible into equity, our existing stockholders could suffer significant dilution, and any new shares we issue could have rights, preferences or privileges senior to those of the holders of our Class A common stock. The additional capital we may seek may not be available on favorable terms or at all. If we are unable to obtain capital on favorable terms or at all, we may have to reduce our operations or forego opportunities, and this may have a material adverse effect on our business, financial condition and results of operations.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our Class A common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If a large number of shares of our Class A common stock is sold in the public market, the sales could reduce the trading price of our Class A common stock and impede our ability to raise future capital.

We cannot predict what effect, if any, future issuances by us of our Class A common stock will have on the market price of our Class A common stock. In addition, shares of our Class A common stock that we issue in connection with an acquisition may not be subject to resale restrictions. The market price of our Class A common stock could drop significantly if certain large holders of our Class A common stock, or recipients of our Class A common stock in connection with an acquisition, sell all or a significant portion of their shares of Class A common stock or are perceived by the market as intending to sell these shares other than in an orderly manner. In addition, these sales could impair our ability to raise capital through the sale of additional Class A common stock in the capital markets.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We regularly assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities. Our enterprise-wide information security program is designed to identify, protect, detect, respond to and manage reasonably foreseeable cybersecurity risks and threats. We use a widely-adopted risk quantification model to identify, measure and prioritize cybersecurity threats and develop related security controls and safeguards. We conduct regular periodic reviews and tests of our information security program and also leverage audits by our internal audit team, tabletop exercises, penetration and vulnerability testing internally and with external independent third-parties, threat modeling, simulations, and other exercises in an effort to evaluate the effectiveness of our information security program and improve our security measures and planning.

We have implemented incident response and breach management processes, which have four overarching and interconnected workflows: (1) detection and analysis of a security or privacy incident, (2) investigation, mitigation and remediation, (3) reporting and notification, and (4) post-incident analysis. These processes may involve participants from our information security, network, information technology, software development, executive and legal teams.

From time to time, we also conduct exercises to simulate responses to cybersecurity incidents. Our team of cybersecurity professionals collaborates with legal, technical and business stakeholders to further analyze the risks to the company and form detection, mitigation and remediation strategies.

As part of the processes described above, we regularly engage external auditors and consultants to assess our cybersecurity programs and compliance with applicable practices and standards. Our Information Security Management System has been certified to conform to the requirements of ISO/IEC 27001:2013 and AICPA SOC 2 Type II, which includes all five of the Trust Services Criteria.

Our Vendor Risk Management ("VRM") program aids in evaluating the cybersecurity and data privacy risks associated with the use of vendors and other third parties that will be processing, storing, or handling Bandwidth employee, business or customer data. The VRM program is designed to evaluate third-party risk, advise on selection or implementation recommendations, and inform privacy, security and data protection contractual terms. We rely, however, on the third parties we use to implement security programs commensurate with their risk, and we cannot ensure in all circumstances that their efforts will be successful.

Our Application Security program performs static and dynamic scanning of systems and software code. In addition, we perform vulnerability scans daily on our systems and assets.

With respect to cybersecurity threats, we use various security tools that help prevent, identify, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner with continuous monitoring from our Security Operations Center. These tools include, but are not limited to, Endpoint Detection and Response, Security Information and Event Management, Attack Surface Management, Static Application Security Testing, Dynamic Application Security Testing, DDoS Mitigation Services, threat detections including intelligence and brand monitoring, intrusion detection sensors, network firewalls and web application firewalls.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. Our systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of personal information (of third parties, employees, and our members) and other data, confidential information or intellectual property. We have not experienced any material cybersecurity events in the last three fiscal years, and expenses incurred in connection with cybersecurity incidents were not material. However, we do face risks from similar attacks and other cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations or financial condition. Further, an attack on, or penetration of, our systems or a third-party's systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risks. See "Risk Factors - Attacks on or breaches of our networks or systems, or those of third parties upon which we rely, could degrade our ability to conduct our business, compromise the integrity of our services and our communications platform, result in service degradation or outages, significant data losses, the theft of our intellectual property, investigations by government agencies and damage to our reputation, and could expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data," included elsewhere in this Annual Report on Form 10-K.

Cybersecurity Governance

Our board of directors oversees our annual enterprise risk assessment, where we assess key risks within the company, including security and technology risks and cybersecurity threats. Our board of directors receives an update on Bandwidth's risk management process at least annually, and receives quarterly cybersecurity updates from our Chief Information Officer ("CIO").

Our CIO and our Vice President, Information Security lead our global information security organization and are responsible for overseeing our information security program. Our Vice President, Information Security has over 25 years of industry experience, including serving in similar roles, building, leading and overseeing cybersecurity programs at other private and public companies. Team members who support our information security program have relevant educational and industry experience, including application security, security operations, forensic and incident response, governance, risk and compliance.

At the management level, our cybersecurity risks are identified and addressed through a comprehensive, cross-functional approach. Key security, operations, legal and compliance stakeholders meet regularly to discuss strategies designed to preserve the confidentiality, integrity and availability of our and our customers' information by identifying and mitigating cybersecurity threats, and effectively responding to cybersecurity incidents. Our Executive Security Committee, which includes our Chief Operating Officer, our CIO, our Chief Technology Officer, our Chief Development Officer, our General Counsel and other cross-functional participants, meets monthly to evaluate our cybersecurity risks and related response efforts.

Cybersecurity Education and Awareness

We monitor emerging laws and best practices related to data protection, privacy and information security. We regularly remind employees of the importance of handling and protecting customer and employee data, and our policies require each of our employees to undergo annual privacy and information security training designed to enhance employee awareness of how to detect and respond to cybersecurity threats.

Item 2. Properties

Our corporate headquarters is located in Raleigh, North Carolina, where we lease approximately 534,000 square feet of office space at 2230 Bandmate Way.

We maintain offices in locations in Raleigh, NC, Denver, CO and Rochester, NY in the United States, and in a number of locations internationally, including Brussels, Belgium; London, U.K.; Dublin, Ireland; Iasi, Romania; and Istanbul, Turkey.

We currently lease all our facilities. We believe our corporate headquarters in Raleigh, NC will provide sufficient space to accommodate our growing work force.

Item 3. Legal Proceedings

Phone Recovery Services, LLC and Phone Administrative Services, Inc. acting or purporting to act on behalf of applicable jurisdictions, or the applicable county or city itself, have filed multiple lawsuits against us and/or one of our subsidiaries alleging that we failed to bill, collect and remit certain taxes and surcharges associated with the provision of 911 services.

The following county or municipal governments have named us in lawsuits that remain unresolved and are associated with the collection and remittance of 911 taxes and surcharges: (a) the City and County of San Francisco, California; and (b) the following Illinois jurisdictions, collectively: Cook and Kane Counties, Illinois, the City of Chicago, Illinois, and the State of Illinois. The complaints allege that we failed to bill, collect and remit certain taxes and surcharges associated with 911 services pursuant to applicable laws.

We intend to vigorously defend these lawsuits and believe we have meritorious defenses to each. However, litigation is inherently uncertain, and any judgment or injunctive relief entered against us or any adverse settlement could negatively affect our business, results of operations and financial condition.

In addition to the litigation discussed above, from time to time, we may be subject to legal actions and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties relating to number management and billing, employment-related claims, claims arising from customer misuse of our offerings, and claims asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights or to recover amounts owed to us. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

PART II - OTHER INFORMATION

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Class A Common Stock

Our Class A common stock has been listed on the NASDAQ Global Select Market under the symbol "BAND" since November 10, 2017. Prior to that date, there was no public trading market for our Class A common stock.

Stockholders

As of February 14, 2025, we had 23 holders of record of our Class A and Class B common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividend on our common stock. We currently intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business for the foreseeable future. The decision to pay dividends is at the discretion of our board of directors and depends upon our financial condition, results of operations, capital requirements, and other factors that our board of directors deems relevant.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Bandwidth Inc. under the Securities Act or the Exchange Act.

The graph below compares the cumulative 5-year total return to our stockholders in comparison to the NASDAQ Composite Index and the S&P 500 Information Technology Index. The graph assumes $100 was invested in our Class A common stock and in each index from December 31, 2019 to December 31, 2024, and assumes reinvestment of any dividends.

The comparisons in the graph below are based on historical data and are not indicative of, nor intended to forecast, the future performance of our Class A common stock.



Securities Authorized for Issuance under Equity Compensation Plans

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

Recent Sales of Unregistered Securities

From January 1, 2024 through December 31, 2024, we did not sell any securities on an unregistered basis.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that are included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" in this Annual Report on Form 10-K. Our fiscal year ends on December 31.

Overview

A global communications transformation is underway, and we believe Bandwidth is at the center. Our mission is to develop and deliver the power to communicate. We enable innovative organizations—from startup app developers to the world's largest enterprises—to engage their end-users and deliver exceptional experiences everywhere people live, learn, work and play. Backed by the Bandwidth Communications Cloud, a global owned-and-operated network spanning more than 65 countries reaching over 90 percent of GDP, innovative enterprises use Bandwidth's APIs to easily embed voice, messaging and emergency services capabilities into software and applications. Bandwidth was the first cloud communications provider to offer a robust selection of APIs built on our own cloud platform. Our award-winning support teams help businesses around the world solve complex communications challenges every day.

Bandwidth's business benefits from multiple global megatrends, including enterprise migration to the cloud, adoption of CCaaS platforms, the need to be able to work from anywhere, reinvention of customer experience, growth in messaging applications to engage directly with consumers, and application of AI technologies to cloud communications use cases. We believe these megatrends, which have created sizable total addressable markets, are secular, long-lasting and still early in the adoption curve.

With the combination of our software APIs, our global Communications Cloud and our broad range of experience with global regulatory frameworks, we believe Bandwidth is one of the best-positioned providers in our space to deliver mission-critical communications for global enterprises. In fact, Bandwidth already powers all the 2024 Gartner® Magic Quadrant Leaders in the key cloud communications categories of UCaaS and CCaaS.

Our long-term vision is to continue strengthening this position as the key enabling platform for communications transformation. We will seek to do this in three ways: (1) cross-sell and up-sell our existing customers as they benefit from our global footprint and powerful APIs to automate and scale cloud communications; (2) focus on direct-to-enterprise growth to serve Global 2000 enterprises that directly leverage Bandwidth services to accelerate their digital transformations, and (3) aim to be the preferred provider for SaaS platforms that use conversational voice and messaging to create digital engagements that enhance the customer experience. These three strategies are the foundation of the durable business we seek to build.

For the years ended December 31, 2024, 2023 and 2022, total revenue was $748 million, $601 million and $573 million, respectively, representing an increase of 25% in 2024, and 5% in 2023. Net loss in 2024 and 2023 was $7 million and $16 million, respectively. Net income in 2022 was $20 million.

Management's Discussion and Analysis

Repurchase of 2026 Convertible Notes

During May 2024, we entered into separate, privately negotiated repurchase agreements with a limited number of holders of the 2026 Convertible Notes (the "2024 Repurchases") to repurchase approximately $140 million aggregate principal amount of the 2026 Convertible Notes for an aggregate cash price of approximately $128 million. The 2024 Repurchases closed on May 9, 2024. Following the 2024 Repurchases and previous repurchases of the 2026 Convertible Notes, approximately $35 million principal amount of the 2026 Convertible Notes remain outstanding.

The difference between the consideration used for the 2024 Repurchases and the carrying value of the 2026 Convertible Notes resulted in a gain of $10 million recorded within net gain on extinguishment of debt on our consolidated statements of operations for the year ended December 31, 2024.

Credit Agreement Amendment

On May 1, 2024, we entered into an amendment (the "Amendment") to the credit agreement (the "Credit Agreement"), dated August 1, 2023, among the Company, as borrower, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, swingline lender and letters of credit issuer Credit Agreement, which increased the aggregate revolving credit commitments from $50 million to $100 million; increased the swingline sublimit from $5 million to $10 million; increased the minimum liquidity from $75 million to $83 million; and extended the maturity date from August 1, 2028 to the earlier of (a) May 1, 2029 or (b) the date that is 91 days prior to the scheduled maturity date or mandatory conversion date of any of our outstanding convertible notes.

On October 28, 2024, we entered into a second amendment (the "Second Amendment") to the Credit Agreement, which increased the aggregate revolving credit commitments to $150 million; modified the applicable margin for loans based on SOFR to between 2.0% and 2.5%, and modified the applicable margin for loans based on the base rate to between 1.0% and 1.50%; modified the quarterly commitment fee to between 0.2% and 0.25% on the unused portion of the borrowing commitment; replaced existing financial covenants to certain customary covenants; and modified the maturity date to the earlier of (a) May 1, 2029 or (b) the date that is 91 days prior to the scheduled maturity date or mandatory conversion date of any of the outstanding convertible senior notes due 2028.

As of December 31, 2024, we did not have any outstanding borrowings under the Credit Facility (as defined below), and we were in compliance with all financial and non-financial covenants for all periods presented. As of December 31, 2024, the available borrowing capacity under the Credit Facility was $150 million.

Key Performance Indicator

We monitor the following key performance indicator ("KPI") to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Net Retention Rate

We believe net retention rate is useful in evaluating our business. For the years ended December 31, 2024, 2023 and 2022, the net retention rate was 122%, 101% and 112%, respectively.

Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with our existing customers that generated revenue and seek to increase their use of our platform. We track our performance in this area by measuring the net retention rate for our customers who generate revenue. To calculate the net retention rate, we first identify the cohort of customers that generated revenue in the same quarter of the prior year. The net retention rate is obtained by dividing the revenue generated from that cohort in a quarter, by the revenue generated from that same cohort in the corresponding quarter in the prior year. The net retention rate reported in a quarter is then obtained by averaging the result from that quarter, by the corresponding results from each of the prior three quarters. Customers of acquired businesses are included in the subsequent year's calendar quarter of acquisition. Our net retention rate increases when such customers increase usage of a product, extend usage of a product to new applications or adopt a new product. Our net retention rate decreases when such customers cease or reduce usage of a product or when we lower prices on our solutions.

As our customers grow their businesses and increase usage of our platform, they sometimes create multiple customer accounts with us for operational or other reasons. As such, when we identify a significant customer organization (defined as a single customer organization generating more than 1% of revenue in a quarterly reporting period) that has created a new customer, this new customer is tied to, and revenue from this new customer is included with, the original customer for the purposes of calculating this metric.

Key Components of Statements of Operations

Revenue

Cloud communications revenue is derived from (i) reoccurring sources such as per minute voice usage and voice calling, per text message usage and other usage services and fees, and (ii) monthly recurring charges arising from phone number services, 911-enabled phone number services, messaging services and other services. Messaging surcharge revenue is derived from fees imposed by certain carriers within the messaging ecosystem, which are subsequently invoiced and passed through to customers.

For the years ended December 31, 2024, 2023 and 2022, we generated 74%, 72%, and 73%, respectively, of our cloud communications revenue from reoccurring sources. The large bulk of our remaining cloud communications revenue is generated from recurring monthly charges.

We recognize accounts receivable at the time the customer is invoiced. Additionally, we record a receivable for unbilled revenue if services have been delivered and are billable in subsequent periods. Unbilled revenue made up 54%, 56%, and 45% of outstanding accounts receivable, net of allowance for doubtful accounts, as of December 31, 2024, 2023 and 2022, respectively.

Cost of Revenue and Gross Margin

Cost of revenue consists of fees paid to other network service providers, network operations costs, personnel costs, allocated costs of facilities and information technology, amortization of acquired technology intangibles and depreciation.

Fees paid to other network service providers arise when we purchase services such as minutes of use, phone numbers, messages, porting of customer numbers and network circuits.

Network operations costs are incurred for web services and cloud infrastructure, capacity planning and management, software licenses, hardware and software maintenance fees, customer support and network-related facility rents.

Personnel costs (including non-cash stock-based compensation expenses) arise for employees who are responsible for the delivery of services and the operations and maintenance of the communications network.

Gross margin is calculated by subtracting cost of revenue from revenue, divided by revenue, expressed as a percentage. Our cost of revenue and gross margin have been, and will continue to be, affected by several factors, including the timing and extent of our investments in our network, our ability to manage off-network minutes of use and messaging costs, changes to the mix or amount of personnel-related costs included in our cost of revenue, the product mix of revenue, the timing of amortization of capitalized software development costs and fluctuations in the price we charge our customers for services.

Operating Expenses

The most significant components of operating expenses are personnel costs, which consist of salaries, benefits, bonuses, and stock-based compensation expenses. We also incur other non-personnel costs related to our general overhead expenses, including facility expenses, software licenses, web services, depreciation and amortization of assets unrelated to delivery of our services. We expect that our operating expenses will increase in absolute dollars driven by the growth in our business.

Research and Development

Research and development expenses consist of salaries and related personnel costs for the design, development, testing and enhancement of our cloud network and software products. Research and development expenses include depreciation and allocated costs of facilities and information technology utilized by our research and development staff.

Sales and Marketing

Sales and marketing expenses consist of salaries and related personnel costs, commissions, and costs related to advertising, marketing, brand awareness activities, sales support and professional services fees, and customer billing and collections functions. Sales and marketing expenses include depreciation, amortization of acquired customer relationship intangible assets, and allocated costs of facilities and information technology utilized by our sales and marketing staff.

General and Administrative

General and administrative expenses consist of salaries and related personnel costs for accounting, legal, human resources, corporate, and other administrative and compliance functions. General and administrative expenses include depreciation, expenditures for third party professional services, and allocated costs of facilities and information technology utilized by our corporate and administrative staff.

Income Taxes

For the years ended December 31, 2024, 2023 and 2022, our effective tax rate was 27.1%, 15.3%, and (13.1)%, respectively. The increase in the effective tax rate from 2023 to 2024 is primarily due to increased tax deductions from research expenditures which decreased U.S. cash tax liabilities when compared to an increase of $7 million in income before income taxes within the U.S. While we continue to recognize a valuation allowance in the U.S. against our deferred tax assets, changes to our current U.S. cash tax liabilities will cause effective tax rate fluctuations between financial periods.

Judgment is required in determining whether deferred tax assets will be realized in full or in part. Management assesses the available positive and negative evidence on a jurisdictional basis to estimate if deferred tax assets will be recognized and when it is more likely than not that all or some deferred tax assets will not be realized, and a valuation allowance must be established. As of December 31, 2024, we continue to maintain a valuation allowance against our U.S. federal and state net deferred tax assets.

Management's Discussion and Analysis

Results of Operations

The following table sets forth selected consolidated statements of operations data for the periods indicated.

		Year ended December 31,			
		2024		2023	2022
			(In thousands)		
Revenue	$	748,487	$	601,117 $	573,152
Cost of revenue		468,529		364,960	334,799
Gross profit		279,958		236,157	238,353
Operating expenses					
Research and development		118,627		104,188	97,990
Sales and marketing		109,698		102,063	96,658
General and administrative		71,692		65,363	68,029
Total operating expenses		300,017		271,614	262,677
Operating loss		(20,059)		(35,457)	(24,324)
Other income:					
Net gain on extinguishment of debt		10,267		12,767	40,205
Gain on business interruption insurance recoveries		—		4,000	—
Interest expense, net		(1,861)		(808)	(3,048)
Other income, net		2,700		195	4,473
Total other income		11,106		16,154	41,630
(Loss) income before income taxes		(8,953)		(19,303)	17,306
Income tax benefit		2,429		2,960	2,264
Net (loss) income	$	(6,524) $		(16,343) $	19,570

The following table sets forth selected consolidated statements of operations data as a percentage of our total revenue for the periods presented. *

	Year ended December 31,		
	2024	2023	2022
Revenue	100 %	100 %	100 %
Cost of revenue	63 %	61 %	58 %
Gross profit	37 %	39 %	42 %
Operating expenses			
Research and development	16 %	17 %	17 %
Sales and marketing	15 %	17 %	17 %
General and administrative	10 %	11 %	12 %
Total operating expenses	40 %	45 %	46 %
Operating loss	(3)%	(6)%	(4)%
Other income:			
Net gain on extinguishment of debt	1 %	2 %	7 %
Gain on business interruption insurance recoveries	— %	1 %	— %
Interest expense, net	— %	— %	(1)%
Other income, net	— %	— %	1 %
Total other income	1 %	3 %	7 %
(Loss) income before income taxes	(1)%	(3)%	3 %
Income tax benefit	— %	— %	— %
Net (loss) income	(1)%	(3)%	3 %

(*) Columns may not foot due to rounding.

Management's Discussion and Analysis

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

	Year ended December 31,			
	2024	**2023**	**Change**	
	(Dollars in thousands)			
Cloud communications	$ 539,753	$ 478,892	$ 60,861	13 %
Messaging surcharges	208,734	122,225	86,509	71 %
Revenue	$ 748,487	$ 601,117	$ 147,370	25 %

In 2024, our cloud communications revenue increased by $61 million, or 13%, compared with the same period in 2023. Within cloud communications revenue, our Global Voice Plans revenue grew by 3% and was driven by higher voice traffic on our network. Our Programmable Messaging revenue increased by 46% and was primarily fueled by higher political messaging related to the U.S. presidential election in November 2024. Our Enterprise Voice revenue grew by 29% as the flexibility from our Maestro product and our UCaaS/CCaaS vendor agnostic approach continues to resonate with customers.

In 2024, our messaging surcharges revenue increased by $87 million, or 71%, compared with the same period in 2023. This growth was primarily driven by higher messaging volumes from higher political messaging related to the U.S. presidential election.

In 2024, our average annual customer revenue was $0.2 million, which increased less than $0.1 million compared with the same period in 2023, primarily from higher political messaging related to the U.S. presidential election in November 2024.

Cost of Revenue and Gross Margin

	Year ended December 31,			
	2024	**2023**	**Change**	
	(Dollars in thousands)			
Cost of revenue	$ 468,529	$ 364,960	$ 103,569	28 %
Gross profit	$ 279,958	$ 236,157	$ 43,801	19 %
Total gross margin	37 %	39 %		

In 2024, total cost of revenue increased by $104 million, compared with the same period in 2023, driven by higher pass-through messaging surcharges of $84 million largely from higher political messaging from the U.S. presidential election. The combination of changes in total revenue and total cost of revenue yielded gross profit of $280 million, which increased $44 million from the same period in 2023, driven by higher sales of election-related political messaging.

Our total gross margin percentage of 37% in 2024 declined by 2%, compared with the same period in 2023, driven by higher pass-through messaging surcharges within the total revenue mix.

Operating Expenses

		Year ended December 31,				
		2024		**2023**	**Change**	
		(Dollars in thousands)				
Research and development	$	118,627	$	104,188	$ 14,439	14 %
Sales and marketing		109,698		102,063	7,635	7 %
General and administrative		71,692		65,363	6,329	10 %
Total operating expenses	$	300,017	$	271,614	$ 28,403	10 %

As a percentage of revenue, total operating expenses for the years ended December 31, 2024 and 2023 were 40% and 45%, respectively.

In 2024, research and development expenses increased by $14 million, or 14%, compared with the same period in 2023. This increase was primarily due to higher facilities expenses in support of our expanding research and development capabilities.

In 2024, sales and marketing expenses increased by $8 million, or 7%, compared with the same period in 2023, primarily due to higher facilities expenses in support of our sales force.

In 2024, general and administrative expenses increased by $6 million, or 10%, compared with the same period in 2023, driven by higher headcount expenses.

Interest Expense, Net

In 2024, interest expense, net of interest income increased by $1 million, or 130%, compared with the same period in 2023, primarily from higher interest expense from a draw on our Credit Facility to partially fund the 2024 Repurchases in May 2024.

Income Tax Benefit

In 2024, we recognized an income tax benefit of $2 million, a decrease of $1 million, compared with the same period in 2023. The resulting effective tax rate for the year ended December 31, 2024 was 27.1%, compared with 15.3% in 2023.

For the years ended December 31, 2024 and 2023, the effective tax rate of 27.1% and 15.3% differed from the federal statutory rate of 21% in the U.S. primarily due to the valuation allowance recorded against our U.S. federal and state net deferred tax assets.

Most of the permanent tax adjustments within our effective tax rate are offset by a valuation allowance. These adjustments include state taxes, federal research tax credits under Section 41 of the Code, equity compensation in the U.S. and other non-deductible expenditures in the U.S. Excluding the impact of the valuation allowance, we realized an estimated state effective tax rate of 4.2% for the year ended December 31, 2024. In addition, exclusive of the valuation allowance, we continue to generate income tax benefits in the current period related to income tax credits recognized for qualified research activities in the U.S. The applicable federal tax laws and regulations define qualified research activities as research and development activities conducted in the U.S. that involve a process of experimentation designed to discover new information intended to develop a new or improved business component. Absent the valuation allowance, equity compensation also impacts the effective tax rate to the extent the income tax deduction exceeds or is below the related book expense, as required under ASC 718-740-35-2. Other U.S. non-deductible expenses that are offset by the valuation allowance consist primarily of non-deductible executive compensation under Section 162(m) of the Code.

Permanent tax adjustments within our effective tax rate that are not offset by the valuation allowance include federal and state tax payable, foreign tax benefits and foreign rate differentials. As we continue to scale our international business, any changes to foreign business activity may impact our effective tax rate in the future.

We continue to expect recurring changes to the valuation allowance as deferred tax assets within the U.S. increase or decrease in subsequent periods. We will maintain a valuation allowance against all U.S. federal and state deferred tax assets until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized.

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

		Year ended December 31,			
	2023	2022	Change		
	(Dollars in thousands)				
Cloud communications	$ 478,892	$ 474,576	$ 4,316	1 %
Messaging surcharges	122,225	98,576	23,649	24 %
Revenue	$ 601,117	$ 573,152	$ 27,965	5 %

In 2023, our cloud communications revenue increased by $4 million, or 1%, compared with the same period in 2022. This growth was the result of higher sales in commercial messaging, which more than offset the absence of cyclical campaign messaging revenue in the prior year, and higher revenue from phone number and 911-enabled phone number services, which was partially offset by lower revenue from voice offerings.

In 2023, our revenue from messaging surcharges increased by $24 million, or 24%, compared with the same period in 2022. This growth was driven by higher pass-through messaging surcharges imposed by certain carriers related to higher sales of commercial messaging.

Cost of Revenue and Gross Margin

		Year ended December 31,			
	2023	2022	Change		
	(Dollars in thousands)				
Cost of revenue	$ 364,960	$ 334,799	$ 30,161	9 %
Gross profit	$ 236,157	$ 238,353	$ (2,196)	(1)%
Total gross margin	39 %	42 %		

In 2023, total cost of revenue increased by $30 million, compared with the same period in 2022, driven by higher pass-through messaging surcharges of $25 million. The combination of changes in total revenue and total cost of revenue yielded gross profit of $236 million, which decreased $2 million from the same period in 2022, driven by higher network costs.

Our total gross margin percentage of 39% in 2023 declined by 3%, compared with the same period in 2022, driven by higher network costs and higher pass-through messaging surcharges within the total revenue mix.

Operating Expenses

	Year ended December 31,			
	2023	**2022**	**Change**	
	(Dollars in thousands)			
Research and development	$ 104,188	$ 97,990	$ 6,198	6 %
Sales and marketing	102,063	96,658	5,405	6 %
General and administrative	65,363	68,029	(2,666)	(4)%
Total operating expenses	$ 271,614	$ 262,677	$ 8,937	3 %

As a percentage of revenue, total operating expenses for the years ended December 31, 2023 and 2022 were 45% and 46%, respectively.

In 2023, research and development expenses increased by $6 million, or 6%, compared with the same period in 2022. This increase was primarily due to higher information technology and facilities expenses in support of our expanding research and development capabilities.

In 2023, sales and marketing expenses increased by $5 million, or 6%, compared with the same period in 2022, primarily due to higher labor and certain discretionary expenses along with higher information technology and facilities expenses in support of our expanding capabilities.

In 2023, general and administrative expenses decreased by $3 million, or 4%, compared with the same period in 2022, driven by lower corporate administrative expenses.

Interest Expense, Net

In 2023, interest expense, net of interest income decreased by $2 million, compared with the same period in 2022, due to lower interest expense of $1 million as a result of the 2026 Convertible Notes repurchases of approximately $65 million in March 2023 and $160 million in November 2022, in addition to higher interest income of $1 million from higher interest rates on invested cash.

Income Tax Benefit

In 2023, we recognized an income tax benefit of $3 million, an increase of less than $1 million, compared with the same period in 2022. The resulting effective tax rate for the year ended December 31, 2023 was 15.3% compared with (13.1)% in 2022. For the year ended December 31, 2023, the change to the effective tax rate was primarily due to increased operating losses outside of the U.S., where tax benefits are recognized and are not offset by a valuation allowance.

For the years ended December 31, 2023 and 2022, the effective tax rates of 15.3% and (13.1)%, respectively, differed from the federal statutory rate of 21% in the U.S. primarily due to the valuation allowance recorded against our U.S. federal and state net deferred tax assets.

Most of the permanent tax adjustments within our effective tax rate are offset by a valuation allowance. These adjustments include state taxes, federal research tax credits under Internal Revenue Code Section 41, equity compensation in the U.S. and other non-deductible expenditures in the U.S. Excluding the impact of the valuation allowance, we realized an estimated state effective tax rate of 4.3% for the year ended December 31, 2023. In addition, exclusive of the valuation allowance, we continue to generate income tax benefits in the current period related to income tax credits recognized for qualified research activities in the U.S. The applicable federal tax laws and regulations define qualified research activities as research and development activities conducted in the U.S. that involve a process of experimentation designed to discover new information intended to develop a new or improved business component. Absent the valuation allowance, equity compensation also impacts the effective tax rate to the extent the income tax deduction exceeds or is below the related book expense, as required under ASC 718-740-35-2. Other U.S. non-deductible expenses that are offset by the valuation allowance consist primarily of non-deductible executive compensation under Internal Revenue Code Section 162(m).

Permanent tax adjustments within our effective tax rate that are not offset by the valuation allowance include minimum state taxes, foreign tax benefits and foreign rate differentials. As we continue to scale our international business, any changes to foreign business activity may impact our effective tax rate in the future.

We continue to expect recurring changes to the valuation allowance as deferred tax assets within the U.S. increase or decrease in subsequent periods. We will maintain a valuation allowance against all U.S. federal and state deferred tax assets until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized.

Liquidity and Capital Resources

Our liquidity is provided by our cash flow from operations less expenditures for capital equipment, and supplemented by financing activities from time to time. Our cash flow from operations is driven by monthly payments from customers for communication services consumed during the period. Our primary uses of cash include operating costs, such as fees paid to other network service providers, network operations costs, personnel costs and facility expenses, as well as the purchase of property, plant and equipment to support growth on our communications platform. As of December 31, 2024, we had cash and cash equivalents of $82 million and marketable securities of $2 million.

On August 1, 2023, we entered into the Credit Agreement, which provides for a $50 million credit facility (the "Credit Facility"), including a $15 million sublimit for the issuance of letters of credit and a swingline subfacility of up to $5 million. The Credit Facility has an accordion feature that allows for an increase in the total borrowing size up to $25 million, subject to certain conditions. On May 1, 2024, we amended the Credit Agreement by, among other things, upsizing the Credit Facility to $100 million. On October 28, 2024, we entered into the Second Amendment to further increase the aggregate revolving credit commitments to $150 million. As of December 31, 2024, we had no outstanding borrowings under the Credit Facility and the available borrowing capacity was $150 million. See Note 8, "Debt," to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information on the Credit Agreement.

During May 2024, the Company entered into the 2024 Repurchases to repurchase approximately $140.0 million aggregate principal amount of the 2026 Convertible Notes for an aggregate cash price of approximately $128.5 million. Following the 2024 Repurchases and previous repurchases, approximately $35.0 million principal amount of the 2026 Convertible Notes remain outstanding. We may, at any time and from time to time, seek to retire or purchase our 2026 Convertible Notes or 2028 Convertible Notes through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

We believe that our cash, cash equivalents and marketable securities balances, and the cash flows generated by our operations, will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, our belief may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled "Risk Factors." We may be required to seek additional equity or debt financing in order to meet these future capital requirements. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected.

Our principal future commitments consist of (i) an aggregate of $285 million in Convertible Notes, (ii) $471 million in future minimum rent payments for our current office space, including a $464 million non-cancelable lease for our new corporate headquarters, which commenced in the third quarter of 2023 and which will continue for an initial twenty (20) year term, and (iii) $15 million in non-cancelable purchase obligations and future minimum payments under contracts to various service providers. For additional information on these future contractual obligations, see Note 8, "Debt," and Note 12, "Commitments and Contingencies," to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Cash Flows

The table below summarizes our cash flow information:

	Year ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Net cash provided by operating activities	$ 83,883	$ 39,001	$ 34,906
Net cash (used in) provided by investing activities	(1,442)	30,849	(133,449)
Net cash used in financing activities	(131,273)	(52,775)	(120,005)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,241)	610	881
Net (decrease) increase in cash, cash equivalents, and restricted	$ (50,073)	$ 17,685	$ (217,667)

Cash Flows from Operating Activities

In 2024, net cash provided by operating activities was $84 million and was generated by our aggregate results of $81 million during the period, net of (1) non-cash items comprising depreciation and amortization, non-cash reduction to the right-of-use asset, amortization of debt discount and issuance costs, stock-based compensation, deferred taxes and other, gain on sale of intangible asset, net gain on extinguishment of debt and (2) a $3 million cash inflow from higher operating liabilities and lower operating assets. Within operating liabilities, the net cash provided as a result of higher accrued expenses and other liabilities of $18 million during 2024 was primarily driven by timing of incurred expenses, which was partially offset with our operating right-of use-liability of $6 million. Within operating assets, the net cash used as a result of higher accounts receivable of $9 million during 2024 was driven by higher unbilled receivables balances, primarily from higher messaging sales.

In 2023, net cash provided by operating activities was $39 million and was generated by our aggregate results of $55 million during the period, net of (1) non-cash items comprising depreciation and amortization, non-cash reduction to the right-of-use asset, amortization of debt discount and issuance costs, stock-based compensation, deferred taxes and other, and net gain on extinguishment of debt and (2) a $16 million cash outflow from lower operating liabilities and higher operating assets. The net gain on extinguishment of debt was a result of the repurchase of $65 million aggregate principal amount of the 2026 Convertible Notes in March 2023. Within operating liabilities, the net cash used as a result of lower accrued expenses and other liabilities of $11 million during 2023 was driven by less advanced billings from customers utilizing their credit balances for invoice payments. The cash outflow related to the operating right-of-use liability was $10 million. This was partially offset by cash provided by accounts payable of $5 million and was primarily related to the timing and amounts of purchases of both services and tangible goods and their related payment arrangements. Within operating assets, the net cash used as a result of higher accounts receivable of $3 million during 2023 was driven by higher unbilled receivables balances arising from higher usage amounts in the last month of 2023. This was partially offset by cash provided as a result of lower prepaid expenses and other assets of $2 million during 2023 from timing throughout the year.

In 2022, net cash provided by operating activities was $35 million and was generated by our aggregate results of $40 million during the period, net of non-cash items comprising depreciation and amortization, non-cash reduction to the right-of-use asset, amortization of debt discount and issuance costs, stock-based compensation, deferred tax expense and other and net gain on extinguishment of debt and a $14 million cash inflow from increased operating liabilities, partially offset by a net cash outflow from operating assets aggregating $19 million. The net gain on extinguishment of debt was a result of the repurchase of $160 million aggregate principal amount of the 2026 Convertible Notes. Within operating liabilities, the net cash provided as a result of higher accounts payable of $17 million during 2022 was primarily related to the timing and amounts of purchases of both services and tangible goods and their related payment arrangements. The cash provided as a result of higher accrued expenses and other liabilities of $3 million during 2022 primarily related to higher accruals for lease incentives and higher advanced billings. This was partially offset by a cash outflow related to the operating right-of-use liability of $8 million. Within operating assets, cash used as a result of higher accounts receivable of $13 million during 2022 was driven by higher unbilled receivables balances of $2 million arising from higher usage amounts in the last month of 2022 and $11 million from timing of collection of invoiced amounts. The cash used as a result of higher prepaid expenses and other assets of $6 million during 2022 was driven by higher VAT receivables and the timing of advance payments for software and other services.

Cash Flows from Investing Activities

In 2024 net cash used in investing activities was $1 million. Cash used in investing activities was primarily driven by (1) cash used for the purchase of property, plant and equipment of $14 million and cash used for capitalized software development costs of $11 million, driven by investments in the communications platform, (2) cash provided by the maturities of marketable securities, net of purchases, of $19 million to partially fund the 2024 Repurchases and (3) net cash provided by the refund of construction in progress deposits of $3 million related to the completion of construction for our Raleigh, NC headquarters.

In 2023, net cash provided by investing activities was $31 million. Cash provided by investing activities was driven by proceeds from the sales and maturities of marketable securities of $130 million to partially fund the repurchase of $65 million aggregate principal amount of the 2026 Convertible Notes. This was partially offset by cash used for the purchase of marketable securities of $81 million. Cash used for the purchase of property, plant and equipment was $9 million and cash used for capitalized software development costs was $11 million, driven by investments in the communications platform.

In 2022, net cash used in investing activities was $133 million. Cash used in investing activities included the purchase of marketable securities of $180 million partially offset by proceeds from the sales and maturities of marketable securities of $109 million. Cash used for deposits for construction in progress and the purchase of property, plant and equipment, primarily for our Raleigh, NC headquarters, was $60 million.

Cash Flows from Financing Activities

In 2024, net cash used in financing activities was $131 million, consisting primarily of $129 million of cash used to complete the 2024 Repurchases.

In 2023, net cash used in financing activities was $53 million, consisting primarily of $51 million net cash paid to repurchase $65 million aggregate principal amount of the 2026 Convertible Notes.

In 2022, net cash used in financing activities was $120 million, consisting primarily of $117 million net cash paid to repurchase $160 million aggregate principal amount of the 2026 Convertible Notes.

Management's Discussion and Analysis

Non-GAAP Financial Measures

We use Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP net income, Adjusted EBITDA and free cash flow for financial and operational decision making and to evaluate period-to-period differences in our performance. Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP net income, Adjusted EBITDA and free cash flow are non-GAAP financial measures, which we believe are useful for investors in evaluating our overall financial performance. We believe these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects and allow for greater transparency with respect to key performance indicators used by management in its financial and operational decision making. See below for a reconciliation of each of the non-GAAP financial measures described below.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

GAAP defines gross profit as revenue less cost of revenue. Cost of revenue includes all expenses associated with our various service offerings as more fully described under the caption "Key Components of Statements of Operations-Cost of Revenue and Gross Margin." We define Non-GAAP gross profit as gross profit after adding back the following items:

- depreciation and amortization;
- amortization of acquired intangible assets related to acquisitions; and
- stock-based compensation.

We calculate Non-GAAP gross margin by dividing Non-GAAP gross profit by cloud communications revenue.

In our calculation of Non-GAAP gross profit and Non-GAAP gross margin, we eliminate the impact of depreciation and amortization, amortization of acquired intangible assets related to acquisitions, stock-based compensation, pass-through messaging surcharges, and all non-cash items, because we do not consider them indicative of our core operating performance. The exclusion of these items facilitates comparisons of our operating performance on a period-to-period basis. Management uses Non-GAAP gross profit and Non-GAAP gross margin to evaluate operating performance and to determine resource allocation among our various service offerings. We believe Non-GAAP gross profit and Non-GAAP gross margin provide useful information to investors and others to understand and evaluate our operating results in the same manner as our management and board of directors and allows for better comparison of financial results among our competitors. Non-GAAP gross profit and Non-GAAP gross margin may not be comparable to similarly titled measures of other companies because other companies may not calculate Non-GAAP gross profit and Non-GAAP gross margin or similarly titled measures in the same manner we do.

	Year ended December 31,		
	2024	**2023**	**2022**
	(Dollars in thousands)		
Gross Profit	$ 279,958	$ 236,157	$ 238,353
Gross Profit Margin %	37 %	39 %	42 %
Depreciation	18,532	16,273	13,602
Amortization of acquired intangible assets	7,811	7,810	7,657
Stock-based compensation	1,638	1,136	404
Non-GAAP Gross Profit	$ 307,939	$ 261,376	$ 260,016
Non-GAAP Gross Margin % [1]	57 %	55 %	55 %

[1] Calculated by dividing Non-GAAP gross profit by cloud communications revenue of $540 million, $479 million, and $475 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Non-GAAP Net Income

We define Non-GAAP net income as net income or loss adjusted for certain items affecting period-to-period comparability. Non-GAAP net income excludes:

- stock-based compensation;

- amortization of acquired intangible assets related to acquisitions;

- amortization of debt discount and issuance costs for convertible debt;

- acquisition related expenses;

- impairment charges of intangibles assets, if any;

- net cost associated with early lease terminations and leases without economic benefit;

- (gain) loss on sale of business;

- net (gain) loss on extinguishment of debt;

- gain on business interruption insurance recoveries;

- non-recurring items not indicative of ongoing operations and other; and

- estimated tax impact of above adjustments, net of valuation allowances.

We calculate Non-GAAP basic and diluted shares by adding the weighted average of outstanding Series A redeemable convertible preferred stock, if any, to the weighted average number of outstanding basic and diluted shares, respectively. The tax-effect of Non-GAAP adjustments is determined by recalculating the tax provision on a Non-GAAP basis. When we have a valuation allowance recorded and no tax benefits will be recognized, the rate is considered to be zero.

We believe Non-GAAP net income is a meaningful measure because by removing certain non-cash and other expenses, we are able to evaluate our operating results in a manner we believe is more indicative of the current period's performance. We believe the use of Non-GAAP net income may be helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations and assists in comparisons with other companies, many of which may use similar Non-GAAP financial information to supplement their GAAP results. As a result of the adoption of ASU No. 2020-06 on January 1, 2022, we add back cash interest expense on the Convertible Notes, as if converted at the beginning of the period, if the impact is dilutive for the purposes of calculating diluted Non-GAAP net income or loss per Non-GAAP share.

Management's Discussion and Analysis

		Year ended December 31,			
		2024		2023	2022
		(In thousands, except share and per share amounts)			
Net (loss) income	$	(6,524)	$	(16,343) $	19,570
Stock-based compensation		48,362		36,992	20,655
Amortization of acquired intangibles		17,503		17,274	17,180
Amortization of debt discount and issuance costs for convertible debt		1,492		2,004	2,977
Gain on sale of business		—		—	(3,777)
Net cost associated with early lease terminations and leases without economic benefit		2,387		3,954	—
Net gain on extinguishment of debt		(10,267)		(12,767)	(40,205)
Gain on business interruption insurance recoveries		—		(4,000)	—
Non-recurring items not indicative of ongoing operations and other [1]		(571)		1,171	1,992
Estimated tax effects of adjustments [2]		(11,486)		(5,525)	(3,396)
Non-GAAP net income	$	**40,896**	$	**22,760** $	**14,996**
Interest expense on Convertible Notes [3]		1,118		1,287	1,666
Numerator used to compute Non-GAAP diluted net income per share	$	**42,014**	$	**24,047** $	**16,662**
Net (loss) income per share					
Basic	$	(0.24)	$	(0.64) $	0.77
Diluted	$	(0.24)	$	(0.64) $	(0.48)
Non-GAAP net income per Non-GAAP share					
Basic	$	1.50	$	0.89 $	0.59
Diluted	$	1.34	$	0.83 $	0.54
Weighted average number of shares outstanding					
Basic		**27,209,698**		**25,612,724**	**25,282,796**
Diluted		**27,209,698**		**25,612,724**	**30,907,869**
Non-GAAP basic shares		**27,209,698**		**25,612,724**	**25,282,796**
Convertible debt conversion		2,321,106		3,442,229	5,625,073
Stock options issued and outstanding		29,731		39,152	100,088
Nonvested RSUs outstanding		1,822,530		—	—
Non-GAAP diluted shares		**31,383,065**		**29,094,105**	**31,007,957**

---

[1] Non-recurring items not indicative of ongoing operations and other include (i) $0.4 million, $0.8 million, and $0.5 million of losses on disposals of property, plant and equipment during the years ended December 31, 2024, 2023 and 2022, respectively, (ii) $1.0 million gain on the sale of an intangible asset during the year ended December 31, 2024, (iii) $0.4 million of expense resulting from the early termination of our undrawn SVB credit facility during the year ended December 31, 2023, and (iv) $0.9 million of foreign currency losses on the settlement of intercompany borrowings, which were repatriated in conjunction with the repurchase of a portion of the 2026 Convertible Notes and $0.6 million of nonrecurring litigation expense for the year ended December 31, 2022.

[2] The estimated tax-effect of adjustments is determined by recalculating the tax provision on a Non-GAAP basis. The Non-GAAP effective income tax rate was 18.1%, 10.1%, and 7.0% for the years ended December 31, 2024, 2023 and 2022, respectively. For the year ended December 31, 2024, the Non-GAAP effective income tax rate differed from the federal statutory tax rate of 21% in the U.S. primarily due to the research and development tax credits generated in 2024. We analyze the Non-GAAP valuation allowance position on a quarterly basis. In the fourth quarter of 2022, we removed the valuation allowance against all U.S. deferred tax assets for Non-GAAP purposes as a result of cumulative Non-GAAP U.S. income over the past three years and a significant depletion of net operating loss and tax credit carryforwards on a Non-GAAP basis. As of December 31, 2024, we have no valuation allowance against our remaining deferred tax assets for Non-GAAP purposes.

[3] Non-GAAP net income is increased for interest expense as part of the calculation for diluted Non-GAAP earnings per share.

Adjusted EBITDA

We define Adjusted EBITDA as net income or losses from continuing operations, adjusted to reflect the addition or elimination of certain income statement items including, but not limited to:

- income tax (benefit) provision;
- interest (income) expense, net;
- depreciation and amortization expense;
- acquisition related expenses;
- stock-based compensation expense;
- impairment of intangible assets, if any;
- (gain) loss on sale of business;
- net cost associated with early lease terminations and leases without economic benefit;
- net (gain) loss on extinguishment of debt;
- gain on business interruption insurance recoveries; and
- non-recurring items not indicative of ongoing operations and other.

Adjusted EBITDA is a key measure used by management to understand and evaluate our core operating performance and trends, to generate future operating plans and to make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis.

		Year ended December 31,				
		2024		2023		2022
		(In thousands)				
Net (loss) income	$	(6,524)	$	(16,343)	$	19,570
Income tax benefit		(2,429)		(2,960)		(2,264)
Interest expense, net		1,861		808		3,048
Depreciation		31,739		24,443		18,419
Amortization		17,503		17,274		17,180
Stock-based compensation		48,362		36,992		20,655
Gain on sale of business		—		—		(3,777)
Net cost associated with early lease terminations and leases without economic benefit		2,387		3,954		—
Net gain on extinguishment of debt		(10,267)		(12,767)		(40,205)
Gain on business interruption insurance recoveries		—		(4,000)		—
Non-recurring items not indicative of ongoing operations and other [1]		(571)		769		1,992
Adjusted EBITDA	$	**82,061**	$	**48,170**	$	**34,618**

---

[1] Non-recurring items not indicative of ongoing operations and other include (i) $0.4 million, $0.8 million, and $0.5 million of losses on disposals of property, plant and equipment during the years ended December 31, 2024, 2023 and 2022, respectively, (ii) $1.0 million gain on the sale of an intangible asset during the year ended December 31, 2024, and (iii) $0.9 million of foreign currency losses on the settlement of intercompany borrowings, which were repatriated in conjunction with the repurchase of a portion of the 2026 Convertible Notes and $0.6 million of nonrecurring litigation expense for the year ended December 31, 2022.

Free Cash Flow

Free cash flow represents net cash provided by or used in operating activities less net cash used in the acquisition of property, plant and equipment and capitalized development costs of software for internal use. We believe free cash flow is a useful indicator of liquidity and provides information to management and investors about the amount of cash generated from our core operations that can be used to invest in our business. Free cash flow has certain limitations because it is subject to working capital timing, it does not represent the total increase or decrease in the cash balance for the period, it does not take into consideration investment in long-term securities, nor does it represent residual cash flows available for discretionary expenditures. Therefore, it is important to evaluate free cash flow along with our consolidated statements of cash flows.

	Year ended December 31,		
	2024	2023	2022
	(In thousands)		
Net cash provided by operating activities	$ 83,883	$ 39,001	$ 34,906
Net cash used in investing in capital assets [1]	(25,380)	(19,899)	(45,416)
Free cash flow	**$ 58,503**	**$ 19,102**	**$ (10,510)**

[1] Represents the acquisition cost of property, plant and equipment and capitalized development costs for software for internal use.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions, and any such differences may be material.

We believe that the following assumptions, judgments and estimates have the greatest potential financial impact on our consolidated financial statements, and therefore, we consider these to be our critical accounting policies.

See Note 2, "Summary of Significant Accounting Policies," to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information on our accounting policies.

Revenue Recognition and Deferred Revenue

We generate revenue primarily from the sale of communications services to enterprise customers. Revenue recognition commences upon transfer of control of promised goods or services to customers in an amount that we expect to receive in exchange for those goods or services.

The majority of our revenue is generated from usage-based fees earned from customers accessing our communications platform. Access to the communications platform is considered a series of distinct services, with continuous transfer of control to the customer, comprising one performance obligation. Usage-based fees are recognized in revenue in the period the traffic traverses our network.

Revenue from service-based fees, such as the provision and management of phone numbers and emergency services access, is recognized on a ratable basis as the service is provided, which is typically one month.

We enter into arrangements with customers that are typically 2 to 3 years in length with an auto-renewal feature. When required as part of providing service, revenues and associated expenses related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the longer of the associated service contract period or estimated period of benefit.

Our arrangements do not contain general rights of return or provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded in accounts receivable and in revenue or deferred revenue depending on whether the revenue recognition criteria have been met.

We maintain a reserve for sales credits, which reserve historically has not been significant and continues to be consistent relative to total revenue. Credits are accounted for as variable consideration and are estimated based on several inputs including historical experience, contractual obligations and current trends of credit issuances. Adjustments to the reserve are recorded against revenue.

Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of the aggregate fair value of consideration transferred in a business combination, over the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to an annual impairment test. We test goodwill for impairment annually on December 31 of each calendar year or more frequently if events or changes in business circumstances indicate the asset might be impaired. Goodwill is tested for impairment at the reporting unit level. Under ASC 350, we have the option to first assess qualitatively whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. In performing qualitative assessments, consistent with ASC 350-20-35-3C, we consider, among other factors, macroeconomic conditions (both in the United States and internationally), our overall financial performance (including, but not limited to, comparisons to prior periods, current period internal expectations, and comparable peer companies), broader industry and market considerations, and the trading price performance of our Class A common stock.

As of December 31, 2024, we completed a qualitative assessment under ASC 350 to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of our one reporting unit was less than its respective carrying value. We concluded that based on the relevant events and circumstances, it was more likely than not that the reporting unit's fair value exceeded its related carrying value and therefore no quantitative assessment was required.

As of December 31, 2023, we completed a quantitative assessment under ASC 350 and determined that there was not an impairment of goodwill. The estimated fair value of our one reporting unit was based on the income approach and the market approach. Significant assumptions used within the discounted cash flow method under the income approach included estimated revenue projections and a risk adjusted discount rate. Significant assumptions used with the market approach included estimated revenue projections and an appropriate risk adjusted earnings multiple. A hypothetical 10% decrease in the estimated fair value of our one reporting unit used in the quantitative assessment would not have changed our conclusion.

We completed our annual goodwill impairment analysis in each of the years ended December 31, 2024, 2023 and 2022 and no impairment charges were recorded. As of December 31, 2024, goodwill was $317 million.

Long-Lived Assets

Long-lived assets, including intangible assets with definite lives, are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise.

We evaluate the recoverability of our long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If such evaluation indicates that the carrying amount of the asset or the asset group is not recoverable, any impairment loss would be equal to the amount the carrying value exceeds the fair value. No indicators of impairment were identified for the years ended December 31, 2024, 2023 and 2022.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We reduce the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all the deferred tax asset. Quarterly, we review the deferred tax assets for recoverability for each jurisdiction in which we operate.

If we demonstrate cumulative pre-tax income in a particular jurisdiction over a three-year period, including the current and prior two years, management generally concludes that the deferred income tax assets will more likely than not be realized and no valuation allowance is recognized, unless there are known unusual or non-recurring items contributing to this income or known future operating developments or changes in tax law that would lead management to conclude otherwise. We have considered cancellation of debt income an unusual item for the purpose of the valuation allowance analysis.

If we demonstrate cumulative pre-tax losses in a particular jurisdiction in a three-year period, including the current and prior two years, management then considers the expected timing of the reversals of existing temporary differences, the implementation of prudent and feasible tax planning strategies, and projected future taxable income when determining if the deferred tax assets will be realized. The evaluation of the recoverability of deferred tax assets requires judgment in assessing future profitability. Should there be a change in the ability to recover deferred tax assets, our income tax provision would increase or decrease in the period in which the assessment is changed.

Using the aforementioned approach, we recorded $70 million and $68 million in valuation allowance on our deferred tax assets in 2024 and 2023, respectively.

We account for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon technical merits, it is more likely than not that the position will be sustained upon examination. The tax benefit recognized is measured as the largest amount of benefit determined on a cumulative probability basis that we believe is more likely than not to be realized upon ultimate settlement of the position. We recognize potential accrued interest and penalties associated with unrecognized tax positions in income tax benefit in the accompanying consolidated statements of operations.

We recorded $7 million in unrecognized tax benefits for the year ended December 31, 2024 and $6 million for the year ended December 31, 2023.

Recently Issued Accounting Guidance

See Note 2, "Summary of Significant Accounting Policies," to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a summary of recently adopted accounting standards and recent accounting pronouncements not yet adopted, if applicable.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

We had cash and cash equivalents of $82 million and marketable securities of $2 million as of December 31, 2024, which were held for working capital purposes. Our cash and cash equivalents are comprised primarily of interest bearing checking and direct deposit accounts, and money market accounts. Marketable securities consist of time deposits and commercial paper not otherwise classified as cash equivalents. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates.

On August 1, 2023, we entered into the Credit Agreement, which provided for a $50 million Credit Facility. On May 1, 2024, we entered into the Amendment, which, among other things, increased our Credit Facility to $100 million, and on October 28, 2024, we entered into the Second Amendment, which further increased our Credit Facility to $150 million. Interest on borrowings under the Credit Facility accrues at an annual rate tied to a base rate or the SOFR, at our election. Under the terms of the Second Amendment, loans based on SOFR bear interest at a rate equal to term SOFR for the applicable interest period plus 10 basis points plus an applicable margin between 2.0% and 2.5%, and loans based on the base rate bear interest at a rate equal to the base rate plus an applicable margin between 1.0% and 1.50%, in each case of the foregoing, depending upon our consolidated total leverage ratio for the most recent fiscal quarter for which financial statements have been delivered under the Credit Agreement. As a result, we are exposed to interest rate risk as we make draws on the Credit Facility. As of December 31, 2024, there were no outstanding borrowings.

As of December 31, 2024, we had gross carrying amounts of $35 million and $250 million outstanding from our 2026 Convertible Notes and 2028 Convertible Notes, respectively. As the Convertible Notes have a fixed annual interest rate, we have no financial or economic interest exposure associated with changes in interest rates. However, the fair value of fixed rate debt instruments fluctuates when interest rates change. Additionally, the fair value can be affected when the market price of our common stock fluctuates. We carry the Convertible Notes at face value less unamortized discount on our balance sheet, and we present the fair value for required disclosure purposes only.

See Note 8, "Debt," to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information on the Revolving Credit Facility and the Convertible Notes.

A hypothetical 10% change in interest rates would not have had a material impact on our financial results included elsewhere in this Annual Report on Form 10-K.

Foreign Currency Risk

The functional currencies of our foreign subsidiaries are the respective local currencies of the jurisdictions in which they operate, which are primarily the Euro and the British Pound. Approximately 12%, 14%, and 16% of our total revenue was generated outside North America for the years ended December 31, 2024, 2023 and 2022, respectively. The majority of our revenues and operating expenses are denominated in U.S. dollars, and therefore are not currently subject to significant foreign currency risk. Our subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate in effect during the year. Foreign currency translation adjustments are accounted for as a component of accumulated other comprehensive loss within stockholders' equity. Gains or losses due to transactions in foreign currencies are included in other income, net in our consolidated statements of operations. We do not currently engage in any hedging activity to reduce our potential exposure to currency fluctuations, although we may choose to do so in the future. To the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currencies result in increased revenue and operating expenses for our rest of world operations. Similarly, our revenue and operating expenses for our rest of world operations decrease if the U.S. dollar strengthens against foreign currencies. A hypothetical 10% adverse change in foreign currency exchange rates would have adversely impacted our net loss for the year ended December 31, 2024 by approximately $3.1 million.

Item 8. Financial Statements and Supplementary Data

BANDWIDTH INC.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Bandwidth Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bandwidth Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition

Description of the Matter

As discussed in Note 2, the Company recognizes revenue from the sale of cloud communications services offered through software solutions, which are predominantly derived from (i) reoccurring sources such as per minute voice usage and voice calling, per text message usage and other usage services and fees and (ii) monthly recurring charges arising from phone number services, 911-enabled phone number services, messaging services and other services. Revenue for reoccurring fees earned from customers accessing and using the Company's communications platform is recognized in the period the traffic traverses the Company's network. Revenue from recurring fees is recognized on a ratable basis as the service is provided, which is typically one month.

The processing and recording of revenue from reoccurring sources and recurring charges is highly automated and involves capturing and pricing significant volumes of data across multiple systems. Given the complex automated systems utilized to capture, process, and ultimately record revenue, performing procedures to audit revenue required a high degree of auditor judgment and extensive audit effort.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement relating to the measurement and occurrence of revenue. This included involvement of audit professionals with significant experience in the use of information technology (IT) to support business operations and related controls. With the involvement of our IT professionals, we tested the IT application and general controls including user access and change management controls over the significant systems used to capture and process voice usage, phone number services, 911 services access, messaging services and other services. In addition, our audit procedures included testing of other manual reconciliation and analytical review controls designed to determine the accuracy and completeness of data processed and transferred across multiple platforms in connection with the recognition of revenue. To test the Company's revenue, our audit procedures included, among other procedures, performing data analytics by extracting data from the Company's systems to evaluate the completeness and accuracy of recorded revenues, testing a sample of revenue transactions, which included evaluating the transaction price based on inspection of customer contracts and approved rate tables, as well as testing the mathematical accuracy of the recorded revenue based on the usage and services access during the period.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

Raleigh, North Carolina

February 20, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Bandwidth Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Bandwidth Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Bandwidth Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Raleigh, North Carolina

February 20, 2025

BANDWIDTH INC.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

		As of December 31,		
		2024		**2023**
Assets				
Current assets:				
Cash and cash equivalents	$	81,812	$	131,987
Marketable securities		1,975		21,488
Accounts receivable, net of allowance for doubtful accounts		86,455		78,155
Deferred costs		3,729		4,155
Prepaid expenses and other current assets		13,841		16,990
Total current assets		187,812		252,775
Property, plant and equipment, net		176,823		177,864
Operating right-of-use asset, net		153,601		157,507
Intangible assets, net		145,355		166,914
Deferred costs, non-current		4,355		4,586
Other long-term assets		3,977		5,530
Goodwill		317,243		335,872
Total assets	$	989,166	$	1,101,048
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	28,362	$	34,208
Accrued expenses and other current liabilities		98,121		69,014
Current portion of deferred revenue		7,031		8,059
Advanced billings		3,698		6,027
Operating lease liability, current		3,111		5,463
Total current liabilities		140,323		122,771
Other liabilities		576		386
Operating lease liability, net of current portion		219,191		220,548
Deferred revenue, net of current portion		7,955		8,406
Deferred tax liability		27,304		33,021
Convertible senior notes		281,284		418,526
Total liabilities		676,633		803,658
Commitments and contingencies (Note 12)				
Stockholders' equity:				
Preferred stock: $0.001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding		—		—
Class A voting common stock: $0.001 par value; 100,000,000 shares authorized; 26,588,688 and 24,206,140 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		27		24
Class B voting common stock: $0.001 par value; 20,000,000 shares authorized; 1,958,028 shares issued and outstanding as of December 31, 2024 and December 31, 2023		2		2
Additional paid-in capital		435,927		391,048
Accumulated deficit		(71,414)		(64,890)
Accumulated other comprehensive loss		(52,009)		(28,794)
Total stockholders' equity		312,533		297,390
Total liabilities and stockholders' equity	$	989,166	$	1,101,048

See accompanying notes.

BANDWIDTH INC.

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

		Year ended December 31,		
		2024	2023	2022
Revenue	$	748,487 $	601,117 $	573,152
Cost of revenue		468,529	364,960	334,799
Gross profit		279,958	236,157	238,353
Operating expenses				
Research and development		118,627	104,188	97,990
Sales and marketing		109,698	102,063	96,658
General and administrative		71,692	65,363	68,029
Total operating expenses		300,017	271,614	262,677
Operating loss		(20,059)	(35,457)	(24,324)
Other income:				
Net gain on extinguishment of debt		10,267	12,767	40,205
Gain on business interruption insurance recoveries		—	4,000	—
Interest expense, net		(1,861)	(808)	(3,048)
Other income, net		2,700	195	4,473
Total other income		11,106	16,154	41,630
(Loss) income before income taxes		(8,953)	(19,303)	17,306
Income tax benefit		2,429	2,960	2,264
Net (loss) income	$	(6,524) $	(16,343) $	19,570
Earnings per share:				
Net (loss) income per share:				
Basic	$	(0.24) $	(0.64) $	0.77
Diluted	$	(0.24) $	(0.64) $	(0.48)
Numerator used to compute net (loss) income per share:				
Basic	$	(6,524) $	(16,343) $	19,570
Diluted	$	(6,524) $	(16,343) $	(14,897)
Weighted average number of common shares outstanding:				
Basic		27,209,698	25,612,724	25,282,796
Diluted		27,209,698	25,612,724	30,907,869

See accompanying notes.

Consolidated Statements of Comprehensive Loss

(In thousands)

		Year ended December 31,				
		2024		**2023**		**2022**
Net (loss) income	$	(6,524)	$	(16,343)	$	19,570
Other comprehensive (loss) income						
Unrealized (loss) gain on marketable securities, net		(61)		(248)		314
Foreign currency translation, net		(23,306)		15,698		(31,855)
Unrealized gain (loss) on employee benefit plan, net		152		(30)		367
Total other comprehensive (loss) income		(23,215)		15,420		(31,174)
Total comprehensive loss	$	(29,739)	$	(923)	$	(11,604)

See accompanying notes.

BANDWIDTH INC.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands, except share amounts)

	Class A voting common stock		Class B voting common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2021	**23,177,988**	**$ 23**	**1,965,170**	**$ 2**	**$ 502,477**	**$ (13,040)**	**$ (76,867)**	**$ 412,595**
Exercises of vested stock options	20,468	—	—	—	163	—	—	163
Vesting of restricted stock units	231,234	—	—	—	—	—	—	—
Equity awards withheld for tax liability	(50,690)	—	—	—	(2,134)	—	—	(2,134)
Adjustment to opening retained earnings due to adoption of ASU 2020-06	—	—	—	—	(156,248)	—	8,750	(147,498)
Unrealized gain on marketable securities	—	—	—	—	—	314	—	314
Foreign currency translation	—	—	—	—	—	(31,855)	—	(31,855)
Unrealized gain on employee benefit pension plan	—	—	—	—	—	367	—	367
Stock-based compensation	—	—	—	—	20,655	—	—	20,655
Net income	—	—	—	—	—	—	19,570	19,570
Balance at December 31, 2022	**23,379,000**	**23**	**1,965,170**	**2**	**364,913**	**(44,214)**	**(48,547)**	**272,177**
Exercises of vested stock options	61,349	—	—	—	414	—	—	414
Vesting of restricted stock units	804,962	1	—	—	—	—	—	1
Equity awards withheld for tax liability	(46,313)	—	—	—	(941)	—	—	(941)
Conversion of Class B voting common stock to Class A voting common stock	7,142	—	(7,142)	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	(248)	—	(248)
Foreign currency translation	—	—	—	—	—	15,698	—	15,698
Unrealized loss on employee benefit pension plan	—	—	—	—	—	(30)	—	(30)
Stock-based compensation	—	—	—	—	26,662	—	—	26,662
Net loss	—	—	—	—	—	—	(16,343)	(16,343)
Balance at December 31, 2023	**24,206,140**	**24**	**1,958,028**	**2**	**391,048**	**(28,794)**	**(64,890)**	**297,390**
Exercises of vested stock options	17,305	—	—	—	167	—	—	167
Vesting of restricted stock units	2,483,600	3	—	—	—	—	—	3
Equity awards withheld for tax liability	(118,357)	—	—	—	(2,296)	—	—	(2,296)
Unrealized loss on marketable securities	—	—	—	—	—	(61)	—	(61)
Foreign currency translation	—	—	—	—	—	(23,306)	—	(23,306)
Unrealized gain on employee benefit pension plan	—	—	—	—	—	152	—	152
Stock-based compensation	—	—	—	—	47,008	—	—	47,008
Net loss	—	—	—	—	—	—	(6,524)	(6,524)
Balance at December 31, 2024	**26,588,688**	**$ 27**	**1,958,028**	**$ 2**	**$ 435,927**	**$ (52,009)**	**$ (71,414)**	**$ 312,533**

See accompanying notes.

BANDWIDTH INC.

Consolidated Statements of Cash Flows

(In thousands)

		Year ended December 31,		
		2024	2023	2022
Cash flows from operating activities				
Net (loss) income	$	(6,524) $	(16,343) $	19,570
Adjustments to reconcile net (loss) income to net cash provided by operating activities				
Depreciation and amortization		49,242	41,717	35,599
Non-cash reduction to the right-of-use asset		3,601	9,323	6,977
Amortization of debt discount and issuance costs		1,709	2,520	3,082
Stock-based compensation		48,362	36,992	20,655
Deferred taxes and other		(4,452)	(5,942)	(5,557)
Gain on sale of intangible asset		(1,000)	—	—
Net gain on extinguishment of debt		(10,267)	(12,767)	(40,205)
Changes in operating assets and liabilities:				
Accounts receivable		(8,725)	(3,454)	(13,341)
Prepaid expenses and other assets		4,062	2,141	(5,795)
Accounts payable		(4,639)	5,385	17,210
Accrued expenses and other liabilities		18,108	(10,592)	4,291
Operating right-of-use liability		(5,594)	(9,979)	(7,580)
Net cash provided by operating activities		83,883	39,001	34,906
Cash flows from investing activities				
Purchase of property, plant and equipment		(13,986)	(9,257)	(41,661)
Deposits for construction in progress		—	—	(18,674)
Refund of deposits for construction in progress		2,707	—	—
Capitalized software development costs		(11,394)	(10,642)	(3,755)
Purchase of marketable securities		(34,050)	(80,625)	(179,598)
Proceeds from sales and maturities of marketable securities		53,502	130,120	108,681
Proceeds from sale of business		779	1,253	1,558
Proceeds from sale of intangible assets		1,000	—	—
Net cash (used in) provided by investing activities		(1,442)	30,849	(133,449)
Cash flows from financing activities				
Borrowings on line of credit		206,500	—	—
Repayments on line of credit		(206,500)	—	—
Payments on finance leases		(87)	(157)	(190)
Net cash paid for debt extinguishment		(128,534)	(51,259)	(117,286)
Payment of debt issuance costs		(524)	(710)	(553)
Proceeds from exercises of stock options		167	413	163
Value of equity awards withheld for tax liabilities		(2,295)	(1,062)	(2,139)
Net cash used in financing activities		(131,273)	(52,775)	(120,005)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(1,241)	610	881
Net (decrease) increase in cash, cash equivalents, and restricted cash		(50,073)	17,685	(217,667)
Cash, cash equivalents, and restricted cash, beginning of period		132,307	114,622	332,289
Cash, cash equivalents, and restricted cash, end of period	$	82,234 $	132,307 $	114,622
Reconciliation of cash, cash equivalents, and restricted cash, end of period				
Cash and cash equivalents	$	81,812 $	131,987 $	113,641
Restricted cash included in prepaid expenses and other current assets		422	320	981
Total cash, cash equivalents, and restricted cash, end of period	$	82,234 $	132,307 $	114,622

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,					
	2024		**2023**		**2022**	
Supplemental disclosure of cash flow information						
Cash paid for (received from) interest	$	691	$	(1,500)	$	18
Cash paid for taxes	$	3,815	$	7,203	$	3,932
Right-of-use assets obtained in exchange for new operating lease liabilities	$	1,905	$	156,025	$	3,421
Supplemental disclosure of noncash investing and financing activities						
Purchase of property, plant and equipment, accrued but not paid	$	11,447	$	6,871	$	1,741
Purchase of property and equipment through lease incentive	$	—	$	57,329	$	5,791
Purchase of property and equipment through use of escrow deposits	$	—	$	20,674	$	—

See accompanying notes.

BANDWIDTH INC.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Bandwidth Inc. (together with its subsidiaries, "Bandwidth" or the "Company") was founded in July 2000 and incorporated in Delaware on March 29, 2001. The Company's headquarters are located in Raleigh, North Carolina. The Company is a global cloud-based, software-powered communications platform-as-a-service ("CPaaS") provider that enables enterprises to create, scale and operate voice or messaging communications services across any mobile application or connected device.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of Bandwidth Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the amounts reported in these financial statements and accompanying notes. These estimates in the consolidated financial statements include, but are not limited to, allowance for doubtful accounts, reserve for expected credit losses, reserve for sales credits, recoverability of long lived and intangible assets, fair value of acquired intangible assets and goodwill, discount rates used in the valuation of right-of-use assets and lease liabilities, the fair value of the liability components of the Company's Convertible Notes (as defined herein), estimated period of benefit, valuation allowances on deferred tax assets, certain accrued expenses and contingencies, economic and demographic actuarial assumptions related to pension and other postretirement benefit costs and liabilities. Although the Company believes that the estimates it uses are reasonable, due to the inherent uncertainty involved in making these estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

Revenue recognition commences upon transfer of control of promised goods or services to customers in an amount that the Company expects to receive in exchange for those products or services.

The Company determines revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue, when, or as, the Company satisfies a performance obligation.

Infrequently, Bandwidth's contracts with customers may include multiple performance obligations. For such arrangements, revenues are allocated to each performance obligation based on its relative standalone selling price. Generally, standalone selling prices are determined based on the prices charged to similar customers for similar services.

When required as part of providing service, revenues and associated expenses related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the longer of the associated service contract period or estimated customer life.

The Company's contracts do not contain general rights of return. However, occasionally credits may be issued. The Company's contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded in accounts receivable and in revenue or deferred revenue depending on whether the revenue recognition criteria have been met.

The Company maintains a reserve for sales credits. Credits are accounted for as variable consideration and are estimated based on several inputs including historical experience and current trends of credit issuances. Adjustments to the reserve are recorded against revenue.

The Company has various sales commission plans for which eligible employees can earn commissions from the sale of products and services to customers. Eligible employees must be employed at the time of payment in order to receive a commission. The Company pays commissions over time and a corresponding requisite substantive service condition exists for the employee to receive the commission. The Company determined that the timing of the commission payments and the underlying service performed by the employee were commensurate. Accordingly, sales commissions are generally expensed as incurred. These costs are recorded within sales and marketing expenses.

Nature of Products and Services

Revenue consists primarily of two categories: (1) cloud communications and (2) messaging surcharges, which are described and quantified below.

| | Year ended December 31, | | |
	2024	2023	2022
	(In thousands)		
Cloud communications	$ 539,753	$ 478,892	$ 474,576
Messaging surcharges	208,734	122,225	98,576
Total revenue	$ 748,487	$ 601,117	$ 573,152

Cloud Communications

Cloud communications revenue consists of the sale of communications services offered through Application Programming Interface ("API") software solutions to customers and is derived from (i) reoccurring sources such as per minute voice usage and voice calling, per text message usage and other usage services and fees, and (ii) monthly recurring charges arising from phone number services, 911-enabled phone number services, messaging services and other services.

The majority of the Company's cloud communications revenue is generated from reoccurring fees earned from customers accessing and using the Company's communications platform. Access to the Company's communications platform is considered a series of distinct services with continuous transfer of control to the customer, comprising one performance obligation. Reoccurring fees are recognized in revenue in the period the traffic traverses the Company's network. For the years ended December 31, 2024, 2023 and 2022, revenue from reoccurring cloud communications fees represented $401.4 million, $346.9 million, and $354.0 million of total revenue, respectively.

Revenue from recurring fees is recognized on a ratable basis as the service is provided, which is typically one month. For the years ended December 31, 2024, 2023 and 2022, revenue from recurring cloud communications fees represented $138.4 million, $132.0 million and $120.6 million of total revenue, respectively.

Messaging surcharges

Messaging surcharge revenue consists of pass-through messaging surcharges imposed by the major mobile carriers in North America and is recognized in revenue during the period in which the messaging traffic traverses the Company's network.

Contract Assets and Liabilities

The following table provides information about receivables and contract liabilities from contracts with customers:

	As of December 31,	
	2024	**2023**
	(In thousands)	
Receivables [1]	$ 86,455	$ 78,155
Contract liabilities [2]	14,986	16,465

_____

[1] Included in accounts receivable, net of allowance for doubtful accounts on the consolidated balance sheets.

[2] Included in current portion of deferred revenue and deferred revenue, net of current portion on the consolidated balance sheets.

Deferred revenue is recorded when cash payments are received in advance of future usage on contracts. Revenue is typically recognized in the following month when service is rendered or, in the case of nonrefundable upfront fees, over the estimated period of benefit from the date the fee is incurred by the customer. Customer refundable payments are recorded as advanced billings. During the year ended December 31, 2024, the Company recognized revenue of $6.6 million related to contract liabilities recorded at the beginning of the year. The Company expects to recognize $7.0 million in revenue over the next 12 months related to its contract liabilities as of December 31, 2024.

Cost of Revenue

Cost of revenue consists of fees paid to other network service providers, network operations costs, personnel costs, allocated costs of facilities and information technology, amortization of acquired technology intangibles and depreciation.

Fees paid to other network service providers arise when the Company purchases services such as minutes of use, phone numbers, messages, porting of customer numbers and network circuits.

Network operations costs are incurred for web services and cloud infrastructure, capacity planning and management, software licenses, hardware and software maintenance fees, customer support and network-related facility rents.

Personnel costs (including non-cash stock-based compensation expenses) arise for employees who are responsible for the delivery of services, and operations and maintenance of, the communications network.

Operating Expenses

Research and Development

Research and development expenses consist of salaries and related personnel costs for the design, development, testing and enhancement of our cloud network and software products. Research and development expenses include depreciation and allocated costs for facilities and information technology utilized by our research and development staff.

Sales and Marketing

Sales and marketing expenses consist of salaries and related personnel costs, commissions, and costs related to advertising, marketing, brand awareness activities, sales support and professional services fees, and customer billing and collections functions. Sales and marketing expenses include depreciation, amortization of acquired customer relationship intangible assets, and allocated costs of facilities and information technology utilized by our sales and marketing staff.

General and Administrative

General and administrative expenses consist of salaries and related personnel costs for accounting, legal, human resources, corporate, and other administrative and compliance functions. General and administrative expenses include depreciation, expenditures for third party professional services, and allocated costs of facilities and information technology utilized by our corporate and administrative staff.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with original stated maturities of three months or less from the date of purchase as cash equivalents. All highly liquid investments with original stated maturities of greater than three months from the date of purchase are classified as current marketable securities. Cash deposits are primarily in financial institutions in the United States. However, cash for monthly operating costs of international operations are deposited in banks outside the United States. The Company has a policy of making investments only with commercial institutions that have at least an investment grade credit rating. The Company utilizes money market funds as an investment option and only invests in AAA rated funds.

Marketable Securities

The Company's marketable securities consist of time deposits and commercial paper. The Company classifies marketable securities as available-for-sale at the time of purchase and reevaluates such classification as of each balance sheet date. The Company may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, the Company classifies investments with maturities greater than 90 days as marketable securities in the accompanying consolidated balance sheets. Available-for-sale securities are recorded at their estimated fair value at the end of each reporting period. Unrealized gains and losses are excluded from earnings and recorded as a separate component within accumulated other comprehensive loss on the consolidated balance sheets until realized. Interest income is reported within other income, net on the consolidated statements of operations. The Company evaluates its investments to assess whether the amortized cost basis is in excess of estimated fair value and determines what amount of that difference, if any, is caused by expected credit losses. Allowance for credit losses are recognized as a charge in other income, net on the consolidated statements of operations, and any remaining unrealized losses are included in accumulated other comprehensive loss on the consolidated balance sheets. Due to the nature and investment grade of the Company's marketable securities, there were no credit losses recorded for the year ended December 31, 2024. There have been no impairment charges for any unrealized losses during the period. The Company determines realized gains and losses on the sale of marketable securities using the specific identification method and records such gains and losses in other income, net on the consolidated statements of operations.

Accounts Receivable and Current Expected Credit Losses

Accounts receivable are stated at realizable value, net of allowances, which includes an allowance for doubtful accounts and a reserve for expected credit losses. The allowance for doubtful accounts is based on management's assessment of the collectability of its customer accounts. The Company regularly reviews the composition of the accounts receivable aging, historical bad debts, changes in payment patterns, customer creditworthiness, current economic trends, and reasonable and supportable forecasts about the future. Relevant risk characteristics include customer size and historical loss patterns. Management has evaluated the expected credit losses related to trade accounts receivable and determined that allowances of approximately $2.2 million and $1.1 million for uncollectible accounts and customer balances that are disputed were required as of December 31, 2024 and 2023, respectively. Refer to Note 4, "Financial Statement Components" to these consolidated financial statements, for a rollforward of the components of the allowances for the years ended December 31, 2024, 2023 and 2022.

The Company includes unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from services provided to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As of December 31, 2024 and 2023, unbilled receivables were $46.8 million and $43.6 million, respectively.

Concentration of Credit Risk

Financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents, marketable securities and trade accounts receivable. The Company maintains its cash, cash equivalents and marketable securities with high credit-quality financial institutions. Certain balances held by such financial institutions exceed federally-insured limits.

With regard to customers, credit evaluation and account monitoring procedures are used to minimize the risk of loss. The Company believes that no additional credit risk beyond amounts provided for by the allowance for doubtful accounts are inherent in accounts receivable. As of December 31, 2024 and 2023, no individual customer represented more than 10% of the Company's accounts receivable, net of allowance for doubtful accounts.

For the years ended December 31, 2024, 2023 and 2022, no individual customer represented more than 10% of the Company's revenue.

Leases

The Company determines if an arrangement is or contains a lease at inception and reassesses that conclusion if the contract is modified. All leases are assessed for classification as an operating lease or a finance lease. For facility leases, the Company does not account for lease and non-lease components as a single lease component. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company does not include options to extend or terminate the lease unless it is reasonably certain that it will exercise any such options. Variable lease payments, such as common areas maintenance costs, are not included in the measurement of ROU assets and lease liabilities, and instead are expensed as incurred. The Company generally uses its incremental borrowing rate ("IBR") based on the information available at commencement to determine the present value of lease payments, except when an implicit interest rate is readily determinable. Operating lease expense attributable to lease payments is recognized on a straight-line basis over the lease term and is part of allocated facilities costs based on employee headcount within the cost of revenue, research and development, sales and marketing, and general and administrative expense categories on the Company's consolidated statements of operations. The Company presents the operating leases in long-term assets and current and long-term liabilities in the accompanying consolidated balance sheets.

Finance leases result in the recognition of depreciation expense, which is recognized on a straight-line basis over the expected life of the leased asset, and interest expense, which is recognized following an effective interest rate method. Depreciation expense attributable to finance leases is included in operating expenses on the Company's consolidated statements of operations. Finance leases are reported in property, plant and equipment, net, accrued expenses and other current liabilities, and other liabilities on the Company's consolidated balance sheets. The Company did not have significant finance leases as of December 31, 2024 and 2023.

The Company does not recognize ROU assets or lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Property, Plant and Equipment, net

Property, plant and equipment, net is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of those assets. Refer to Note 6, "Property, Plant and Equipment" to these consolidated financial statements, for the useful lives of the Company's property, plant and equipment as of December 31, 2024 and 2023.

Deferred Costs

The Company defers certain direct and incremental upfront costs related to the generation of a revenue stream or obtaining a new customer agreement. These costs include installment fees, activation and other telecommunication fees. The Company capitalizes these costs and amortizes them over the longer of the term of the customer contract or the estimated period of benefit, which is approximately four years.

Internal-Use Software Development Costs

Internal-use software includes software that has been acquired, internally developed, or modified exclusively to meet the Company's needs. The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed, and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. The Company also capitalizes costs related to specific upgrades and enhancements when the expenditures will result in additional functionality, and expenses costs incurred for maintenance and minor upgrades and enhancements. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

Capitalized costs of platform and other software applications are included in property, plant and equipment, net. These assets are placed into service when ready for use and amortized over the estimated useful life of the software on a straight-line basis over four years. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Debt Issuance Costs

The Company incurs debt issuance costs associated with obtaining and entering into credit agreements and issuing convertible notes. These costs customarily include non-refundable structuring fees, commitment fees, up-front fees and syndication expenses. The Company has a policy of deferring and amortizing these costs based on the effective interest method over the term of the credit agreements or the convertible notes, as applicable.

Amortization of Intangibles

Intangible assets with determinable economic lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful life of each asset on a straight-line basis. The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors the Company considers when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company's long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets without determinable economic lives are carried at historical cost and reviewed for impairment at least annually. The useful lives of the Company's intangible assets as of December 31, 2024 and 2023 are as follows:

Customer relationships	15 - 20 years
Developed technology	10 years
Other, definite lived	2 - 7 years
Licenses, indefinite lived	Indefinite

Goodwill

In accordance with Accounting Standards Codification 350, "Intangibles - Goodwill and Other" ("ASC 350"), goodwill is not amortized, but rather is reviewed for impairment at the reporting unit level on the last day of the Company's fourth quarter of each fiscal year, or when there is evidence that events or changes in circumstances indicate that the fair value of the reporting unit is less than the carrying amount of the reporting unit, including goodwill.

The Company establishes its reporting units based on its current organizational structure and management's view of the business. The Company has determined it has one reporting unit.

Under ASC 350, the Company has the option to first assess qualitatively whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. In performing qualitative assessments, consistent with ASC 350-20-35-3C, the Company considers, among other factors, macroeconomic conditions (both in the United States and internationally), the Company's overall financial performance (including, but not limited to, comparisons to prior periods, current period internal expectations, and comparable peer companies), broader industry and market considerations, and the trading price performance of the Company's Class A common stock.

As of December 31, 2024, the Company completed a qualitative assessment under ASC 350 to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of its reporting unit was less than its respective carrying value. The Company concluded that based on the relevant events and circumstances, it was more likely than not that the reporting unit's fair value exceeded its related carrying value and therefore no quantitative assessment was required.

No goodwill impairment charges were recorded for the years ended December 31, 2024, 2023 and 2022.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, including property, plant and equipment, operating right-of-use assets and definite lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If such evaluation indicates that the carrying amount of the asset or the asset group is not recoverable, any impairment loss would be equal to the amount the carrying value exceeds the fair value.

Business Combinations

The Company uses the acquisition method of accounting for business combinations which requires the tangible and intangible assets acquired and liabilities assumed to be recorded at their respective fair market value as of the acquisition date. Goodwill represents the excess of the consideration transferred over the fair value of the net assets acquired. The fair values of the assets acquired and liabilities assumed are determined based upon the Company's valuation and involves making significant estimates and assumptions based on facts and circumstances that existed as of the acquisition date. The Company uses a measurement period following the acquisition date to gather information that existed as of the acquisition date that is needed to determine the fair value of the assets acquired and liabilities assumed. The measurement period ends once all information is obtained, but no later than one year from the acquisition date.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs totaled $1.2 million, $1.2 million and $1.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, which are included in sales and marketing expenses in the accompanying consolidated statements of operations.

Commissions

Commissions consist of variable compensation earned by sales personnel and third-party resellers. Sales commissions associated with the acquisition of a new customer contract are paid over time, based on monthly revenues, and are recognized as sales and marketing expense in the period incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation expense related to all stock-based awards based on the fair value of the award on the grant date. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally three or four years for stock options and restricted stock units granted to employees, and one year for restricted stock units granted to non-employee members of the Board of Directors. The fair value of the restricted stock units is determined using the fair value of the Company's Class A common stock on the date of grant. The Company used the Black-Scholes option pricing model, net of estimated forfeitures, to measure the fair value of its stock options.

The Company has elected to estimate expected forfeitures, and, as such, the Company must also determine a forfeiture rate to calculate the stock-based compensation expense for awards. Through December 31, 2024, the Company recognized compensation expense for only the portion of restricted stock units expected to vest using an estimated forfeiture rate that was derived from historical employee termination behavior. As of December 31, 2024, all outstanding stock options are fully vested.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company recognizes the effect of a change in tax rates on deferred tax assets and liabilities in the period that includes the enactment date.

The Company reduces the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is more likely than not that it will not realize some or all the deferred tax asset. Quarterly, the Company reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of prudent and feasible tax planning strategies. The evaluation of the recoverability of deferred tax assets requires judgment in assessing future profitability. Should there be a change in the ability to recover deferred tax assets, the Company's income tax provision would increase or decrease in the period in which the assessment is changed.

The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon technical merits, it is more likely than not that the position will be sustained upon examination. The tax benefit recognized is measured as the largest amount of benefit determined on a cumulative probability basis that the Company believes is more likely than not to be realized upon ultimate settlement of the position. The Company recognizes potential accrued interest and penalties associated with unrecognized tax positions in income tax benefit in the accompanying consolidated statements of operations.

Basic and Diluted (Loss) Income per Common Share

Basic net (loss) income per share attributable to common stockholders is calculated by dividing the net (loss) income by the weighted-average number of shares of common stock outstanding for the period.

Diluted net (loss) income per share is calculated by giving effect to all potentially dilutive shares of common stock, including stock options, and stock related to unvested restricted stock awards and convertible debt. In periods of net loss, all potentially issuable shares of common stock are excluded from the diluted net loss per share computation because they are anti-dilutive. The Company is in a net loss position for the years ended December 31, 2024 and 2023, and therefore diluted shares equals basic shares.

Foreign currency translation

The Company has foreign operations with non-USD functional currencies. The Euro and British Pound are the primary functional currencies for the Company's international operations.

All of the assets and liabilities of these subsidiaries are translated to U.S. dollars at the exchange rate in effect at the balance sheet date, and equity accounts are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates in effect during each reporting period. The net effect of currency translation adjustments is included in shareholder's equity as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets.

Foreign currency transaction gains and losses are realized upon cash settlement of transactions denominated in currencies others than the functional currency. They result from exchange rate changes during the period of time between the consummation and cash settlement of such transactions. When realized, foreign currency transaction gains and losses are recognized in current period earnings as incurred, and included in other income, net in the Company's consolidated statements of operations.

Foreign exchange gains and losses, which result from the process of remeasuring foreign currency assets and liabilities into the appropriate functional currency at exchange rates in place as of the reporting date, are included in other income, net in the Company's consolidated statements of operations.

Fair Value of Financial Instruments

The Company minimizes its credit risk associated with investments by investing primarily in investment grade, liquid securities. The Company policy is designed to preserve capital, maintain liquidity and minimize credit risk, and the policy limits exposure to any one issuer and also establishes minimum credit ratings of approved investments. Periodic evaluations of relative credit standing of those issuers are considered in the Company's investment strategy.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires use of observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

- **Level 1.** Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

- **Level 2.** Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- **Level 3.** Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Comprehensive Loss

The Company has elected to present comprehensive loss and its components as a separate financial statement. Comprehensive loss refers to net (loss) income and other revenue, expenses, gains and losses that, under generally accepted accounting principles, are recorded as an element of stockholders' equity but are excluded from the calculation of net income.

Business Interruption Insurance Recovery

Beginning in September 2021, the Company's communications network was subjected to a distributed denial of service attack (the "DDoS Attack") that caused intermittent communications services disruptions affecting certain of its markets and customers. During the period of the DDoS Attack, the Company maintained certain insurance coverage, including business interruption insurance, intended to cover such circumstances. In June 2023, the Company resolved its claim with an insurer, pursuant to which the Company was entitled to receive $4.0 million in proceeds from business interruption insurance. The proceeds of the insurance payment were received in full in July 2023 and were recorded within gain on business interruption insurance recoveries on the Company's consolidated statements of operations in the year ended December 31, 2023.

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires public entities, including public entities with a single reporting segment, to provide in interim and annual periods one or more measures of segment profit or loss used by the chief operating decision maker ("CODM") to allocate resources and assess performance. Additionally, the standard requires disclosures of significant segment expenses as well as incremental qualitative disclosures. The Company adopted ASU 2023-07 effective December 31, 2024, on a retrospective basis. The adoption of ASU 2023-07 did not change the way that the Company identifies its reportable segments and, as a result, did not have a material impact on the Company's segment-related disclosures. See Note 13, "Segment Reporting," to the consolidated financial statements, for additional details on the Company's reportable segment.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). The amendments in this update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments also require entities on an annual basis to disclose disaggregated amounts of income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with the option to apply the guidance prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2023-09 on its financial statements and expects to adopt the guidance upon its effective date.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which requires public entities to disclose disaggregated information about certain costs and expenses on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with the option to apply the guidance prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 on its financial statements.

In November 2024, the FASB issued ASU 2024-04, *Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments* ("ASU 2024-04"), which provides additional guidance to stakeholders about how to determine whether a settlement of convertible debt (particularly, cash convertible instruments) at terms that differ from the original conversion terms should be accounted for under the induced conversion or extinguishment guidance. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. The Company, which has adopted ASU 2020-06, is currently evaluating the impact of adopting ASU 2024-03 on its financial statements and expects to adopt the guidance upon its effective date.

3. Fair Value Measurements

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value as of December 31, 2024 and 2023 because of the relatively short duration of these instruments.

The Company evaluated its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them for each reporting period. The following tables summarize the Company's financial assets measured at fair value as of December 31, 2024 and 2023:

	Amortized cost or carrying value	Unrealized gains	Unrealized losses	Fair value measurements on a recurring basis December 31, 2024			
				Level 1	Level 2	Level 3	Total
			(In thousands)				
Financial assets:							
Cash and cash equivalents:							
Money market account	$ 57,759	$ —	$ —	$ 57,759	$ —	$ —	$ 57,759
Commercial paper	18,489	—	—	18,489	—	—	18,489
Total included in cash and cash equivalents	76,248	—	—	76,248	—	—	76,248
Marketable securities:							
Commercial paper	1,970	5	—	1,975	—	—	1,975
Total marketable securities	1,970	5	—	1,975	—	—	1,975
Total financial assets	$ 78,218	$ 5	$ —	$ 78,223	$ —	$ —	$ 78,223

	Amortized cost or carrying value	Unrealized gains	Unrealized losses	Fair value measurements on a recurring basis December 31, 2023			
				Level 1	Level 2	Level 3	Total
			(In thousands)				
Financial assets:							
Cash and cash equivalents:							
Money market account	$ 120,724	$ —	$ —	$ 120,724	$ —	$ —	$ 120,724
Total included in cash and cash equivalents	120,724	—	—	120,724	—	—	120,724
Marketable securities:							
Time deposits	20,000	—	—	20,000	—	—	20,000
Commercial paper	1,422	66	—	1,488	—	—	1,488
Total marketable securities	21,422	66	—	21,488	—	—	21,488
Total financial assets	$ 142,146	$ 66	$ —	$ 142,212	$ —	$ —	$ 142,212

The Company classifies its marketable securities as current assets as they are available for current operating needs. The following table summarizes the contractual maturities of marketable securities as of December 31, 2024:

	Amortized cost	Aggregate fair value
	(In thousands)	
Financial assets:		
Less than one year	$ 1,970	$ 1,975
Total	$ 1,970	$ 1,975

As of December 31, 2024, marketable securities were in an unrealized gain position. The Company has determined that (i) it does not have the intent to sell any of these investments and (ii) it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis. As of December 31, 2024, the Company anticipates that it will recover the entire amortized cost basis of its marketable securities before maturity.

During the years ended December 31, 2024, 2023 and 2022, there were $53.5 million, $91.8 million, and $74.3 million, respectively, in maturities of marketable securities.

There were no proceeds from sales of marketable securities for the year ended December 31, 2024. Proceeds from sales of marketable securities were $38.3 million and $34.4 million for the years ended December 31, 2023 and 2022, respectively.

Interest earned on marketable securities was $1.0 million, $2.0 million, and $1.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. The interest is recorded in other income, net, on the accompanying consolidated statements of operations. As of December 31, 2024 and 2023, the accrued interest receivable, net of allowance for credit losses, was less than $0.1 million. Accrued interest receivable is recorded in prepaid expenses and other current assets on the accompanying consolidated balance sheets.

As of December 31, 2024, the fair value of the 2026 Convertible Notes and 2028 Convertible Notes, as further described in Note 8, "Debt," to these consolidated financial statements, was approximately $31.8 million and $199.0 million, respectively. As of December 31, 2023, the fair value of the 2026 Convertible Notes and the 2028 Convertible Notes was approximately $145.5 million and $157.6 million, respectively. The fair value was determined based on the closing price for the Convertible Notes on the last trading day of the reporting period and is considered as Level 2 in the fair value hierarchy.

As of the years ended December 31, 2024 and 2023, the fair value of the Pension Plan's assets, as further described in Note 14, "Employee Benefit Plans," to these consolidated financial statements, was approximately $3.7 million and $3.6 million, respectively. The fair value was determined by an independent actuary and is considered as Level 2 in the fair value hierarchy.

The Company monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. There were no transfers between Levels 1, 2 or 3 during the years ended December 31, 2024 and 2023.

The money market account is included in cash and cash equivalents in the consolidated balance sheets as of December 31, 2024 and 2023.

4. Financial Statement Components

Accounts receivable, net of allowances consist of the following:

	As of December 31,	
	2024	2023
	(In thousands)	
Trade accounts receivable	$ 41,727	$ 35,612
Unbilled accounts receivable	46,795	43,631
Allowance for doubtful accounts and reserve for expected credit losses	(2,172)	(1,128)
Other accounts receivable	105	40
Total accounts receivable, net	$ 86,455	$ 78,155

Components of allowance for doubtful accounts and reserve for expected credit losses are as follows:

	Year ended December 31,		
	2024	2023	2022
	(In thousands)		
Balance, beginning of period	$ (1,128)	$ (1,191)	$ (1,661)
Charged to bad debt expense, net of reversals	(2,984)	(733)	(543)
Deductions [1]	1,896	807	983
Impact of foreign currency translation	44	(11)	30
Balance, end of period	$ (2,172)	$ (1,128)	$ (1,191)

[1] Write-off of uncollectible accounts after all collection efforts have been exhausted.

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	
	2024	2023
	(In thousands)	
Accrued expense	$ 63,665	$ 40,731
Accrued compensation and benefits	25,992	19,142
Accrued sales, use, VAT and telecommunications related taxes	7,898	8,467
Other accrued expenses	566	674
Total accrued expenses and other current liabilities	$ 98,121	$ 69,014

5. Leases

The Company has entered into various operating lease agreements for office space and finance lease agreements for automobiles.

The Company primarily leases facilities for office space under non-cancelable operating leases for its U.S. and international locations. As of December 31, 2024, non-cancelable leases expire on various dates between 2025 and 2043, some of which include options to extend the leases for up to 20 years.

For the years ended December 31, 2024, 2023 and 2022, operating lease cost recorded in the consolidated statements of operations was $23.1 million, $15.7 million and $7.8 million, respectively.

During the years ended December 31, 2024, 2023 and 2022, short-term operating lease expense was $0.7 million, $0.6 million, and $0.6 million, respectively.

Operating lease assets are recorded net of accumulated amortization of $7.3 million and $20.3 million as of December 31, 2024 and 2023, respectively.

Other supplemental information related to operating leases were as follows:

| | Year ended December 31, | | |
	2024	2023	2022
Weighted average remaining lease term (in years)	18.29	19.30	2.12
Weighted average discount rate	8.76 %	8.76 %	4.58 %

Maturities of operating lease liabilities were as follows:

| | As of December 31, 2024 |
	(In thousands)
2025	$ 20,968
2026	22,503
2027	22,909
2028	23,258
2029	23,673
Thereafter	357,016
Total lease payments	470,327
Less: imputed interest	(246,150)
Less: accrued lease incentive	(1,875)
Total lease obligations	222,302
Less: current obligations	(3,111)
Long-term lease obligations	$ 219,191

Corporate Headquarters

On August 1, 2023, the Company commenced a lease for a new corporate headquarters in Raleigh, North Carolina. The lease term will continue for a period of twenty (20) years (the "Initial Term"). The Company has the option to renew the Initial Term for two ten-year periods at a rental rate equal to 100% of the then-prevailing market rental rate for comparable buildings in the Raleigh, North Carolina, market. The Company relocated its corporate headquarters to the leased property during the third quarter of 2023.

The Company evaluated the stated yield explicitly set forth in the lease, and determined it was not calculated in a manner as required by ASC 842. Therefore, the Company determined it appropriate to use its IBR as the discount rate for the lease. The IBR was estimated by determining the risk-free rate for a similar length security and applying a risk premium based on the Company's estimated credit rating. Because the Company's estimated credit rating was based on presumed unsecured credit, the rating was increased one level to estimate the yield on secured debt, consistent with ASC 842's requirements. The estimated rate was 8.78%.

Upon commencement of the lease, the Company recognized ROU assets of $156.0 million and operating lease liabilities of $223.1 million, both of which do not include the two ten-year renewal options. The operating lease liabilities include $67.8 million of incentives provided by the landlord throughout development of the new corporate headquarters. Assets obtained through lease incentives are reported in property, plant and equipment, net, on the consolidated balance sheets. The Company also recorded $2.5 million in security deposits and $1.0 million in escrow deposits to fund additional improvements. As of December 31, 2024, there is no balance remaining on the escrow deposits to fund additional improvements. Deposits are reported as a component of other long-term assets on the Company's consolidated balance sheets.

6. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following:

		As of December 31,		Useful
		2024	**2023**	**Life**
		(In thousands)		(In years)
Furniture and fixtures	$	15,925 $	16,036	5
Computer and office equipment		13,967	13,669	2 to 5
Telecommunications equipment		82,608	82,991	5 to 7
Leasehold improvements		76,054	75,437	5 to 15
Software		24,916	12,552	1 to 5
Internal-use software development		35,499	25,909	4
Automobile		447	507	3
Land		27,636	27,771	Indefinite
Land Improvements		1,065	930	20
Total cost		278,117	255,802	
Less—accumulated depreciation		(101,294)	(77,938)	
Total property, plant and equipment, net	$	176,823 $	177,864	

The Company capitalizes the costs to design software for internal use related to the development of its platform during the application development stage of the projects. The costs are primarily comprised of salaries and benefits of the projects' engineers and product development teams. Internally developed software is reported at cost less accumulated amortization. Amortization begins once the project is substantially complete and ready for its intended use. Costs incurred prior to the application development stage, maintenance activities or minor upgrades are expensed in the period incurred. Unamortized software development costs were approximately $22.4 million and $15.3 million as of December 31, 2024 and 2023, respectively.

The Company capitalized $11.7 million, $10.6 million, and $3.8 million of software development costs for the years ended December 31, 2024, 2023 and 2022, respectively.

Amortization expense related to capitalized software development costs was $4.2 million, $3.2 million, and $2.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, unamortized implementation costs related to cloud computing arrangements were less than $0.1 million, which is included in prepaid expenses and other current assets.

The Company leases automobiles under leases accounted for as finance leases, which expire on various dates between 2025 and 2026. As of December 31, 2024, cost and accumulated depreciation of the assets under finance leases recorded by the Company were $0.4 million and $0.4 million, respectively. As of December 31, 2023, cost and accumulated depreciation of the assets under finance leases recorded by the Company were $0.5 million and $0.3 million, respectively.

The Company recognized an impairment of $0.3 million during the year ended December 31, 2024, and $0.5 million in each of the years ended December 31, 2023 and 2022, related to capitalized software development costs that provided no future benefit. This expense is reflected within other income, net in the accompanying consolidated statements of operations.

The Company recognized depreciation expense, which includes amortization of capitalized software development costs, as follows:

	Year ended December 31,					
		2024		2023		2022
		(In thousands)				
Cost of revenue	$	18,532	$	16,273	$	13,602
Research and development		6,476		3,977		2,311
Sales and marketing		4,455		2,628		1,331
General and administrative		2,276		1,565		1,175
Total depreciation expense	$	31,739	$	24,443	$	18,419

7. Goodwill and Intangible Assets

Goodwill

The changes in carrying amount of goodwill were as follows:

	Total
	(In thousands)
Balance as of December 31, 2022	$ 326,405
Foreign currency translation adjustments	9,467
Balance as of December 31, 2023	335,872
Foreign currency translation adjustments	(18,629)
Balance as of December 31, 2024	$ 317,243

Intangible Assets

Intangible assets, net consisted of the following:

	As of December 31,					
	2024			2023		
	Gross Amount	Accumulated Amortization	Net Carrying Value	Gross Amount	Accumulated Amortization	Net Carrying Value
	(In thousands)					
Customer relationships	$ 145,625	$ (44,754)	$ 100,871	$ 147,426	$ (35,599)	$ 111,827
Developed technology	75,189	(31,329)	43,860	79,702	(25,239)	54,463
Other, definite lived	2,828	(2,828)	—	2,828	(2,828)	—
Licenses, indefinite lived	624	—	624	624	—	624
Total intangible assets, net	$ 224,266	$ (78,911)	$ 145,355	$ 230,580	$ (63,666)	$ 166,914

The Company recognized amortization expense as follows:

	Year ended December 31,		
	2024	2023	2022
	(In thousands)		
Cost of revenue	$ 7,811	$ 7,810	$ 7,657
Sales and marketing	9,692	9,464	9,523
Total amortization expense	$ 17,503	$ 17,274	$ 17,180

The remaining weighted average amortization period for definite lived intangible assets is 9.0 years.

Future estimated amortization expense for definite lived intangible assets is as follows:

	As of December 31, 2024
	(In thousands)
2025	$ 17,054
2026	17,054
2027	17,054
2028	17,054
2029	17,054
Thereafter	59,461
	$ 144,731

8. Debt

Revolving Credit Facility

On August 1, 2023, the Company entered into a credit agreement (the "Credit Agreement") among the Company, as borrower, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, swingline lender and letters of credit issuer. The Credit Agreement provides for a $50.0 million revolving credit facility (the "Credit Facility"), including a $15.0 million sublimit for the issuance of letters of credit and a swingline subfacility of up to $5.0 million. The Credit Facility has an accordion feature that allows for an increase in the total borrowing size up to $25.0 million, subject to certain conditions. The Credit Facility matures on the earlier of (a) August 1, 2028 or (b) the date that is 91 days prior to the scheduled maturity date or mandatory conversion date of any of the Company's outstanding convertible notes. The Credit Agreement requires that the Company maintain consolidated EBITDA, tested on a quarterly basis. The Company is also required to maintain minimum liquidity of $75.0 million, which includes the amount of undrawn borrowing commitments available under the Credit Agreement. Interest on borrowings under the Credit Facility accrues at an annual rate tied to a base rate or the Secured Overnight Financing Rate ("SOFR"), at the Company's election. Loans based on SOFR bear interest at a rate equal to term SOFR for the applicable interest period plus 10 basis points plus an applicable margin between 2.25% and 2.75%, and loans based on the base rate bear interest at a rate equal to the base rate plus an applicable margin between 1.25% and 1.75%, in each case of the foregoing, depending upon the Company's consolidated EBITDA for the most recent period of four consecutive fiscal quarters for which financial statements have been delivered under the Credit Agreement. The Company is required to pay a quarterly commitment fee equal to between 0.05% and 0.0625% on the unused portion of the borrowing commitment, depending upon the Company's consolidated EBITDA for the most recent period of four consecutive fiscal quarters for which financial statements have been delivered under the Credit Agreement.

On May 1, 2024, the Company entered into an amendment (the "Amendment") to the Credit Agreement. The Amendment increased the aggregate revolving credit commitments to $100.0 million; increased the swingline sublimit to $10.0 million; increased the minimum liquidity to $82.5 million; and extended the maturity date to the earlier of (a) May 1, 2029 or (b) the date that is 91 days prior to the scheduled maturity date or mandatory conversion date of any of the Company's outstanding convertible notes.

On October 28, 2024, the Company entered into a second amendment (the "Second Amendment") to the Credit Agreement, which increased the aggregate revolving credit commitments to $150.0 million and modified the maturity date to the earlier of (a) May 1, 2029 or (b) the date that is 91 days prior to the scheduled maturity date or mandatory conversion date of any of the Company's outstanding convertible senior notes due 2028. The Second Amendment also modified the applicable margin for loans based on SOFR to between 2.00% and 2.50%, and modified the applicable margin for loans based on the base rate to between 1.00% and 1.50%, in each case depending upon the Company's consolidated total leverage ratio for the most recent fiscal quarter for which financial statements have been delivered under the Credit Agreement. The Company is now required to pay a quarterly commitment fee equal to between 0.20% and 0.25%, depending upon the Company's consolidated total leverage ratio for the most recent fiscal quarter for which financial statements have been delivered under the Credit Agreement. The Second Amendment replaced existing financial covenants with the following new financial covenants: (a) (1) for each fiscal quarter ending on or prior to June 30, 2025, a consolidated senior secured leverage ratio not to exceed 2.75 to 1.00, and (2) for each fiscal quarter thereafter, a consolidated senior secured leverage ratio not to exceed 2.50 to 1.00; and (b) a consolidated fixed charge coverage ratio not less than 2.00 to 1.00, in each case tested as of the end of any fiscal quarter. The amendments modified exceptions to certain customary negative covenants to require a pro forma consolidated senior secured leverage ratio at least 0.50 to 1.00 inside the maximum then-applicable consolidated senior secured leverage ratio, and modified the exception to the restriction on additional convertible indebtedness to require a pro forma consolidated total leverage ratio over the most recent four fiscal quarters not to exceed 4.50 to 1.00.

The obligations under the Credit Agreement are secured by a lien on substantially all of the Company's tangible and intangible property and by a pledge of all of the equity interests of the Company's direct domestic subsidiaries and 65% of the voting capital stock and 100% of the non-voting capital stock of any first-tier foreign subsidiaries, subject to limited exceptions. In addition, the Company's direct domestic subsidiaries guarantee the obligations under the Credit Agreement and grant a lien and pledge, as applicable, on substantially all of their tangible and intangible property to secure the obligations under the Credit Agreement.

As of December 31, 2024, unamortized debt issuance costs were $1.0 million, of which $0.2 million were included in prepaid expenses and other current assets and $0.8 million were included in other long-term assets. As of December 31, 2023, unamortized debt issuance costs were $0.6 million, of which $0.1 million were included in prepaid expenses and other current assets and $0.5 million were included in other long-term assets.

As of December 31, 2024, the Company had no outstanding borrowings under the Credit Facility and was in compliance with all financial and non-financial covenants for all periods presented. As of December 31, 2024, the available borrowing capacity under the Credit Facility was $150.0 million.

Convertible Senior Notes and Capped Call Transactions

<u>2026 Convertible Notes</u>

In February 2020, the Company issued $400.0 million aggregate principal amount of 0.25% Convertible Notes due 2026 in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act (the "2026 Convertible Notes"). The interest on the 2026 Convertible Notes is payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2020. The 2026 Convertible Notes will mature on March 1, 2026, unless earlier repurchased, redeemed by the Company, or converted pursuant to their terms. The total net proceeds from the 2026 Convertible Notes, after deducting initial purchaser discounts, costs related to the 2026 Capped Calls (as defined herein), and debt issuance costs, paid by the Company, were approximately $344.7 million. The excess of the principal amount of the liability component over its carrying amount, or the debt discount, was amortized to interest expense at an annual effective interest rate of 0.510% over the contractual terms of the 2026 Convertible Notes.

Each $1,000 principal amount of the 2026 Convertible Notes is initially convertible into 10.9857 shares of the Company's Class A common stock, par value $0.001 per share, which is equivalent to an initial conversion price of approximately $91.03 per share.

During May 2024, the Company entered into separate, privately negotiated repurchase agreements with a limited number of holders of the 2026 Convertible Notes (the "2024 Repurchases") to repurchase approximately $140.0 million aggregate principal amount of the 2026 Convertible Notes for an aggregate cash price of approximately $128.5 million. The 2024 Repurchases closed on May 9, 2024. Following the 2024 Repurchases and previous repurchases, approximately $35.0 million principal amount of the 2026 Convertible Notes remain outstanding. The difference between the consideration used for the 2024 Repurchases and the carrying value of the 2026 Convertible Notes resulted in a gain of $10.3 million recorded within net gain on extinguishment of debt on the Company's condensed consolidated statements of operations for the year ended December 31, 2024. The Company had previously entered into capped call transactions with certain financial institutions in connection with the 2026 Convertible Notes. All of these transactions are expected to remain in effect notwithstanding the repurchases.

<u>2028 Convertible Notes</u>

In March 2021, the Company issued $250.0 million aggregate principal amount of 0.50% Convertible Notes due 2028 in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act (the "2028 Convertible Notes" and, together with the 2026 Convertible Notes, the "Convertible Notes"). The interest on the 2028 Convertible Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2021. The 2028 Convertible Notes will mature on April 1, 2028, unless earlier repurchased, redeemed by the Company, or converted pursuant to their terms. The total net proceeds from the 2028 Convertible Notes, after deducting initial purchaser discounts, costs related to the 2028 Capped Calls (as defined herein), and debt issuance costs, paid by the Company, were approximately $217.0 million. The excess of the principal amount of the liability component over its carrying amount, or the debt discount, was amortized to interest expense at an annual effective interest rate of 0.442% over the contractual terms of the 2028 Convertible Notes.

Each $1,000 principal amount of the 2028 Convertible Notes is initially convertible into 5.5781 shares of the Company's Class A common stock, par value $0.001 per share, which is equivalent to an initial conversion price of approximately $179.27 per share.

<u>Other Terms of the Convertible Notes</u>

The Convertible Notes are effectively subordinated to the Company's future senior secured indebtedness to the extent of the value of the collateral securing that indebtedness. The Convertible Notes are the senior, unsecured obligations of the Company and are equal in right of payment with the Company's future senior unsecured indebtedness, if any, senior in right of payment to the Company's existing and future indebtedness that is expressly subordinated to the Convertible Notes and the Convertible Notes will be structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and preferred equity, if any, of the Company's subsidiaries. The Convertible Notes may bear special interest under specified circumstances relating to the Company's failure to comply with its reporting obligations under the indenture governing the applicable Convertible Notes (each, a "Notes Indenture" and collectively, the "Notes Indentures") or if the Convertible Notes are not freely tradeable as required by the applicable Notes Indenture.

The conversion rate is subject to adjustment upon the occurrence of certain specified events but will not be adjusted for any accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change (which includes the calling of any Convertible Notes for redemption), as defined in the applicable Notes Indenture, the Company will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert its Convertible Notes in connection with such make-whole fundamental change or during the relevant redemption period.

The Company may redeem the Convertible Notes, in whole or in part, at its option at any time, and from time to time, on or after (i) March 6, 2023 for the 2026 Convertible Notes, or ii) after April 6, 2025 for the 2028 Convertible Notes, in each case, on or before the fortieth (40th) scheduled trading day immediately before the maturity date, at a cash redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding the redemption date, if the last reported sale price of the Class A common stock has exceeded 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading date immediately preceding the date on which the Company provides notice of redemption, during any 30 consecutive trading days ending on, and including, the trading date immediately before the date on which the Company provides the related redemption notice. No sinking fund is provided for the Convertible Notes.

The Convertible Notes will be convertible at certain times and upon the occurrence of certain events in the future. Further, on or after September 1, 2025 for the 2026 Convertible Notes, and on or after October 1, 2027 for the 2028 Convertible Notes, in each case, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Convertible Notes may convert all or a portion of their Convertible Notes regardless of these conditions. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of Class A common stock, or a combination of cash and shares of Class A common stock, at the Company's election. It is the Company's current intent to settle the principal amount of the Convertible Notes with cash.

During the years ended December 31, 2024 and 2023, the conditions allowing the holders of the 2026 Convertible Notes and the 2028 Convertible Notes to convert were not met. The Convertible Notes may be convertible thereafter if one or more of the conversion conditions specified in each respective Notes Indenture are satisfied during future measurement periods. The Company continues to classify the Convertible Notes as a long-term liability in its consolidated balance sheets as of December 31, 2024, based on contractual settlement provisions.

Upon the occurrence of a fundamental change (as defined in the applicable Notes Indenture) prior to the maturity date, holders may require the Company to repurchase all or a portion of the 2026 Convertible Notes or 2028 Convertible Notes for cash at a price equal to the principal amount of the Convertible Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The net carrying amount of the liability components of the Convertible Notes were as follows:

| | As of December 31, | |
	2024	2023
2026 Convertible Notes:	(In thousands)	
Principal	$ 35,000	$ 175,000
Unamortized debt issuance costs	(205)	(1,891)
2026 Convertible Notes net carrying amount	34,795	173,109
2028 Convertible Notes:		
Principal	250,000	250,000
Unamortized debt issuance costs	(3,511)	(4,583)
2028 Convertible Notes net carrying amount	246,489	245,417
Total net carrying amount	$ 281,284	$ 418,526

The following table sets forth the interest expense recognized related to the Convertible Notes:

	Year ended December 31,		
	2024	**2023**	**2022**
2026 Convertible Notes:	**(In thousands)**		
Contractual interest expense	$ 241	$ 465	$ 997
Amortization of debt issuance costs	421	940	1,915
Total interest expense related to the 2026 Convertible Notes	662	1,405	2,912
2028 Convertible Notes:			
Contractual interest expense	1,250	1,250	1,250
Amortization of debt issuance costs	1,071	1,064	1,062
Total interest expense related to the 2028 Convertible Notes	2,321	2,314	2,312
Total interest expense	$ 2,983	$ 3,719	$ 5,224

Capped Calls

In connection with the offering of the 2026 Convertible Notes and the 2028 Convertible Notes, the Company entered into privately negotiated capped call transactions with certain counterparties (the "2026 Capped Calls" and the "2028 Capped Calls," respectively and, collectively, the "Capped Calls"). The initial strike price of the Convertible Notes corresponds to the initial conversion price of the 2026 Convertible Notes and the 2028 Convertible Notes. The Capped Calls are generally intended to reduce or offset the potential dilution to the Class A common stock upon any conversion of the 2026 Convertible Notes and 2028 Convertible Notes with such reduction or offset, as the case may be, subject to a cap based on the cap price. The Capped Calls expire on the earlier of (i) the last day on which any convertible securities remain outstanding and (ii) March 1, 2026 for the 2026 Capped Calls and April 1, 2028 for the 2028 Capped Calls, subject to earlier exercise. The Capped Calls are subject to either adjustment or termination upon the occurrence of specified extraordinary events affecting the Company, including a merger event, a tender offer, and a nationalization, insolvency or delisting involving the Company. In addition, the Capped Calls are subject to certain specified additional disruption events that may give rise to a termination of the Capped Calls, including changes in law, insolvency filings, and hedging disruptions. The Capped Call transactions are recorded in stockholders' equity and are not accounted for as derivatives. The net cost to purchase the Capped Calls was recorded as a reduction to additional paid-in capital in the accompanying condensed consolidated balance sheets.

The following table sets forth key terms and costs incurred for the Capped Calls related to the Convertible Notes as of December 31, 2024:

	2026 Convertible Notes	**2028 Convertible Notes**
	(In thousands, except share and per share amounts)	
Initial approximate strike price per share, subject to certain adjustments	$ 91.03	$ 179.27
Initial cap price per share, subject to certain adjustments	$ 137.40	$ 260.76
Net costs incurred	$ 43,320	$ 25,500
Class A common stock covered, subject to anti-dilution adjustments	384,500	1,394,525

All of the Capped Calls were outstanding as of December 31, 2024.

9. Geographic Information

The following table summarizes revenue by geographic region, which is apportioned based on the destination of the service:

	Year ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
United States	$ 658,735	$ 514,048	$ 484,105
International	89,752	87,069	89,047
Total	$ 748,487	$ 601,117	$ 573,152

For the years ended December 31, 2024, 2023 and 2022, no country outside of the United States represented 10% or more of total revenues.

The following table summarizes long-lived assets by geographic region:

	As of December 31,	
	2024	**2023**
	(In thousands)	
United States	$ 326,634	$ 329,002
International	3,790	6,369
Total	$ 330,424	$ 335,371

10. Stockholders' Equity

Preferred Stock

As of December 31, 2024 and 2023, the Company had authorized 10,000,000 shares of undesignated preferred stock, par value $0.001, of which no shares were issued and outstanding.

Common Stock

As of December 31, 2024 and 2023, the Company had authorized 100,000,000 shares of Class A common stock, par value $0.001 per share and 20,000,000 shares of Class B common stock, par value $0.001 per share.

Shares of Class B common stock are convertible into shares of Class A common stock on a 1:1 basis upon the stockholder's voluntary written notice to the Company's transfer agent or a transfer by the stockholder, subject to limited exceptions for transfers for estate planning purposes.

Voting Rights

The holders of Class A common stock and Class B common stock have identical rights, except that holders of Class A voting common stock are entitled to one vote per share of Class A common stock and holder of Class B common stock are entitled to ten votes per share of Class B common stock.

Dividends

Any dividends or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro-rata, on an equal priority. During the years ended December 31, 2024, 2023 and 2022, no dividends were declared. Dividend payments are not subject to restriction.

Reserved Shares

The Company had reserved shares of Class A common stock for issuance under stock-based award agreements as follows:

	As of December 31,	
	2024	**2023**
Stock options issued and outstanding	79,238	97,480
Nonvested restricted stock units issued and outstanding	4,364,486	5,066,159
Stock-based awards available for grant under the 2017 Plan	1,878,290	2,330,616
Total	6,322,014	7,494,255

11. Stock-Based Compensation

Equity Incentive Plans

The Company adopted the 2010 Equity Compensation Plan (the "2010 Plan") on July 26, 2010. On November 9, 2017, the 2010 Plan was terminated in connection with the Company's initial public offering. Accordingly, no shares are available for future issuance under the 2010 Plan. However, the 2010 Plan continues to govern the terms and conditions of the outstanding awards granted thereunder.

The Company's Second Amended and Restated 2017 Incentive Award Plan (as amended from time to time, the "2017 Plan") became effective on November 9, 2017. The 2017 Plan provides for the grant of stock options, including incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, dividend equivalents, restricted stock units, and other stock or cash-based awards to employees, consultants and directors of the Company. A total of 1,050,000 shares of the Company's Class A common stock were originally reserved for issuance under the 2017 Plan. These available shares automatically increase each January 1, beginning on January 1, 2018, by 5% of the number of shares of the Company's Class A common stock outstanding on the final day of the immediately preceding calendar year. On January 1, 2024, the shares available for grant under the 2017 Plan were automatically increased by 1,210,307 shares. On May 18, 2023, stockholders approved an amendment to the 2017 Plan that increased the number of shares available for grant by 2,500,000 shares.

The terms of the stock option grants are determined by the Company's Board of Directors. The Company's stock options vest based on terms of the stock option agreements. The stock options have a contractual life of ten years.

Restricted stock units ("RSUs") granted to employees, non-employee members of the Board of Directors and other Service Providers (as defined in the 2017 Plan) under the 2017 Plan are subject to an immediate or time-based vesting condition as specified by the underlying compensation plans. Vesting schedules may differ between different categories of award recipients. Stock compensation expense is based on the grant date fair value of the RSUs and is recognized on a ratable basis over the applicable service period. Depending on the nature of the underlying compensation plan, certain share-based payment arrangements may be classified as liability-based awards resulting in classification as accrued expenses on the consolidated balance sheets with the corresponding offset to stock-based compensation expense.

As of December 31, 2024, awards granted under the 2010 Plan consisted of stock options and awards granted under the 2017 Plan consisted of stock options and RSUs.

Stock Options

The following summarizes the stock option activity for the year ended December 31, 2024:

	Number of options outstanding	Weighted-average exercise price (Per share)	Weighted-average remaining contract life (In years)	Aggregate intrinsic value (In thousands)
Outstanding as of December 31, 2023	97,480	$ 12.75	2.97	$ 332
Granted	—	—		
Exercised	(17,305)	9.64		
Forfeited or expired	(937)	22.81		
Outstanding as of December 31, 2024	79,238	$ 13.31	2.12	$ 377
Options vested and exercisable at December 31, 2024	79,238	$ 13.31	2.12	$ 377
Options vested and expected to vest as of December 31, 2024	79,238	$ 13.31	2.12	377

The total intrinsic value of stock options exercised for the years ended December 31, 2024, 2023 and 2022 was $0.2 million, $0.4 million and $0.6 million, respectively. Aggregate intrinsic value is computed based on the difference between the option exercise price and the fair value of the Company's common stock at the time of such option exercises.

No options were granted for the year ended December 31, 2024.

As of December 31, 2021, all outstanding stock options were fully vested. As of December 31, 2024, the Company had no unrecognized compensation cost related to non-vested stock options.

Restricted Stock Units

The following summarizes the RSU activity for the year ended December 31, 2024:

	Number of awards outstanding	Weighted-average grant date fair value (Per share)
Nonvested RSUs as of December 31, 2023	5,066,159	$ 18.41
Granted	2,314,678	21.23
Vested	(2,483,600)	19.99
Forfeited	(532,751)	16.38
Nonvested RSUs as of December 31, 2024	4,364,486	$ 19.25

	Year ended December 31,		
	2024	2023	2022
Weighted average grant date fair value of RSUs granted (per share)	$ 21.23	$ 11.35	$ 30.43
Total fair value of RSUs vested (in thousands)	49,636	25,186	15,038

As of December 31, 2024, total unrecognized compensation cost related to non-vested RSUs was $72.6 million, which will be amortized over a weighted-average period of 2.14 years.

Stock-Based Compensation Expense

The Company recognized total stock-based compensation expense as follows:

		Year ended December 31,		
		2024	2023	2022
		(In thousands)		
Cost of revenue	$	1,638 $	1,136 $	404
Research and development		20,433	15,661	7,523
Sales and marketing		8,105	6,273	2,808
General and administrative		18,186	13,922	9,920
Total	$	48,362 $	36,992 $	20,655

12. Commitments and Contingencies

Operating Leases

The Company leases office space under non-cancelable operating lease agreements that expire on various dates through July 2043. As of December 31, 2024, the Company has $471.1 million in future minimum rent payments for its current office space. See Note 5, "Leases," to the consolidated financial statements, for additional details on the Company's operating lease commitments.

Contractual Obligations

As of December 31, 2024, the Company has $14.6 million in non-cancellable purchase obligations, consisting of primarily network equipment maintenance and software license contracts, of which $6.6 million will be fulfilled within one year.

Legal Matters

The Company is involved as a defendant in various litigation, including, but not limited to, lawsuits alleging that the Company failed to bill, collect and remit certain taxes and surcharges associated with the provision of 911 services pursuant to applicable laws in various jurisdictions.

The Company intends to vigorously defend these lawsuits and believes that it has meritorious defenses to each. However, litigation is inherently uncertain, and any judgment or injunctive relief entered against the Company or any adverse settlement could adversely affect the Company's business, results of operations and financial condition.

13. Segment Reporting

The Company manages its business activities on a consolidated basis and operates in one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the CODM in deciding how to make operating decisions, allocate resources and in assessing performance. The Company's CODM is its Chief Executive Officer. The CODM utilizes the Company's budgeted and forecasted expense information, as a key input to resource allocation. The CODM makes decisions on resource allocation, assesses performance of the business and monitors budget versus actual results using net (loss) income, as reported in the accompanying consolidated statements of operations.

Significant expenses within net (loss) income include cost of revenue, research and development, sales and marketing, and general and administrative expenses, which are each separately presented on the Company's consolidated statements of operations. Other segment items within net (loss) income include net gain on extinguishment of debt, gain on business interruption insurance recoveries, interest expense, net, other income, net, and income tax benefit.

14. Employee Benefit Plans

The Company sponsors a U.S. defined contribution 401(k), which allows eligible U.S.-based employees to defer a portion of their compensation. The Company, at its discretion, may make matching contributions. With the acquisition of Voxbone S.A. on November 1, 2020, the Company assumed sponsorship for Voxbone S.A.'s U.S. defined contribution 401(k). In connection with that acquisition, the Company also assumed sponsorship for a non-U.S. defined contribution plan for which it pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current or prior periods. The contributions are recognized as employee benefit expense when they are due. The Company made matching contributions for the defined contribution plans of $4.4 million, $4.8 million, and $4.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

In addition, as a result of the acquisition of Voxbone S.A., the Company assumed sponsorship for Voxbone S.A.'s non-U.S. defined benefit pension plans. The liability recognized is the present value of the defined benefit obligation at the end of the reporting period less the fair value of the plan assets and is included in other liabilities in the accompanying consolidated balance sheets. The defined benefit obligation is calculated annually by an independent actuary using the Projected Unit Credit Method.

The following table summarizes information for the pension plans:

	As of December 31,	
	2024	2023
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 3,927	$ 3,502
Service cost	309	264
Interest cost	123	146
Actuarial (gain) loss	(138)	13
Benefits paid	(8)	(41)
Taxes, insurance premiums and administrative expenses	(52)	(61)
Impact of foreign currency translation	(222)	104
Benefit obligation at end of year	$ 3,939	$ 3,927
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 3,607	$ 3,181
Return on plan assets	64	41
Actuarial loss	(6)	—
Employer contribution	349	393
Benefits paid	(8)	(41)
Taxes, insurance premiums and administrative expenses	(52)	(61)
Impact of foreign currency translation	(205)	94
Fair value of plan assets at end of year	3,749	3,607
Funded status, net liability	$ 190	$ 320

The Company's pension liability for the Company's non-U.S. defined benefit pension plans was $0.2 million and $0.3 million as of December 31, 2024 and 2023, respectively, which is included in other liabilities on the accompanying consolidated balance sheets.

The following table summarizes information for the Company's pension plans with an accumulated benefit obligation in excess of plan assets:

	As of December 31,	
	2024	**2023**
	(In thousands)	
Projected benefit obligation	$ 3,939	$ 3,927
Accumulated benefit obligation	3,737	3,623
Fair value of plan assets	3,749	3,607

The Company reports the service cost component of net periodic benefit cost in the same line item as other compensation costs arising from the services rendered by the employee and records the other components of net periodic benefit cost in other income, net.

Pretax amounts for net periodic benefit cost and other amounts for the defined benefit pension plans consisted of the following components:

	Year ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Service cost	$ 309	$ 264	$ 268
Interest cost	123	146	35
Return on plan assets	(64)	(41)	(26)
Amortization of actuarial gain	(22)	(27)	—
Net periodic pension cost	346	342	277
Changes in plan assets and benefit obligations included in other comprehensive loss:			
Unrecognized net actuarial gain beginning of year	(783)	(705)	(227)
Actuarial gain recognized during year	22	27	—
Actuarial (gain) loss on benefit obligation	(138)	13	(418)
Actuarial loss (gain) on fair value of plan assets	6	—	(72)
Impact of foreign currency translation	44	(118)	12
Total included in other comprehensive loss (before tax effect)	(849)	(783)	(705)
Total recognized in net periodic benefit cost and included in other comprehensive loss	$ (503)	$ (441)	$ (428)

The Company uses significant judgment to determine the measurement of their non-U.S. defined benefit pension plans' assets and liabilities. These amounts are calculated by an independent actuary. The present value of the defined benefit obligation depends on a number of factors that are determined on an actuarial basis using a number of assumptions. Any change in these assumptions will impact the present value of the defined benefit obligation.

The actuarial gains and losses recognized in the pension expense are determined using the so-called "10% corridor" method, i.e. actuarial gains and losses which exceed 10% of the higher of the plan assets and the projected benefit obligation

Notes to Consolidated Financial Statements (continued)

are amortized on a straight line basis over the average remaining service period of the active plan participants. Any prior service costs are amortized on a straight line basis over the average remaining service period of the active plan participants.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related obligation. The other assumptions for pension obligations are based in part on market conditions.

Significant assumptions used in determining benefit obligations and net periodic benefit cost are as follows:

	Year ended December 31,		
	2024	2023	2022
Defined benefit obligations:			
Discount rate	3.70 %	3.25 %	3.80 %
Rate of salary increase	1.00 %	2.70 %	4.67 %
Inflation	2.00 %	1.80 %	2.30 %
Defined benefit cost:			
Discount rate	3.70 %	3.25 %	3.80 %
Rate of salary increase	1.00 %	2.70 %	4.67 %
Rate of return on plan assets	1.70 %	1.80 %	1.20 %
Inflation	2.00 %	1.80 %	2.30 %

Plan Assets

The Company's non-U.S. defined benefit plans are insured by a third party. The investments are governed by the insurer, who oversees all investment decisions. The insurance contracts are classified as Level 2 because a portion of the underlying funds are valued using significant other observable inputs. The insurance contracts provide for a guaranteed interest credit and a profit-sharing adjustment based on the actual performance of the underlying investment assets of the insurer. The fair value of the contract is determined by the insurer based on the premiums paid by the Company plus interest credits plus the profit-sharing adjustment less benefit payments.

The major category of plan assets are assets held by insurance companies (collective and individual) of $3.7 million and $3.6 million as of December 31, 2024 and 2023, respectively.

Expected Cash Flows

The Company expects to contribute $0.4 million to its non-U.S. defined benefit pension plans during 2025.

Notes to Consolidated Financial Statements (continued)

15. Income Taxes

The following table presents domestic and foreign components of (loss) income before income taxes for the tax years ended December 31, 2024, 2023 and 2022:

| | Year Ended December 31, | | |
	2024	2023	2022
	(In thousands)		
United States	$ 7,670	$ 759	$ 30,594
International	(16,623)	(20,062)	(13,288)
(Loss) income before income taxes	$ (8,953)	$ (19,303)	$ 17,306

Benefit for income taxes from operations consists of the following:

| | Year Ended December 31, | | |
	2024	2023	2022
	(In thousands)		
Current:			
Federal	$ (342)	$ (653)	$ (2,717)
State	(1,581)	(1,309)	(803)
Foreign	(1,053)	(2,219)	(815)
Total	(2,976)	(4,181)	(4,335)
Deferred:			
Federal	29	(75)	1,004
State	—	—	(1)
Foreign	5,376	7,216	5,596
Total	5,405	7,141	6,599
Income tax benefit	$ 2,429	$ 2,960	$ 2,264

The following table presents a reconciliation of the statutory federal tax rate and the Company's effective tax rate for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
Federal Tax Rate	21.0 %	21.0 %	21.0 %
State Tax Rate - statutory blended rate	4.2	4.3	4.3
Other effective state tax adjustments	(8.5)	(5.2)	3.6
Non-deductible expenses	(4.6)	(4.1)	4.0
Non-deductible executive compensation	(12.4)	—	—
Research tax benefits	49.4	24.4	(31.6)
Stock-based compensation	1.2	(18.0)	6.3
Change in valuation allowance	(22.8)	(11.7)	(16.1)
Deferred tax rate change	0.1	0.6	0.5
Intangibles and deferred adjustments	(7.3)	—	(4.7)
Foreign rate differential	5.4	2.8	1.6
Other	1.4	1.2	(2.0)
Total	27.1 %	15.3 %	(13.1)%

For the year ended December 31, 2024, the Company recognized an income tax benefit of $2.4 million on pre-tax book loss of $9.0 million, resulting in an effective income tax rate of 27.1%. For the year ended December 31, 2023, the Company recognized an income tax benefit of $3.0 million on pre-tax book loss of $19.3 million, resulting in an effective income tax rate of 15.3%. For the year ended December 31, 2022, the Company recognized an income tax benefit of $2.3 million on pre-tax book income of $17.3 million, resulting in an effective income tax rate of (13.1)%.

In 2024, the Company's valuation allowance in the U.S. continued to offset many of the permanent tax adjustments within the effective tax rate. These adjustments include state taxes, federal research tax credits under Internal Revenue Code Section 41, equity compensation in the U.S., and other non-deductible expenditures in the U.S. The Company has disclosed the statutory blended state income tax rate in the income tax rate reconciliation table. This statutory blended state income tax rate is the rate applied to the Company's U.S. taxable earnings to calculate its state income tax liability. The Company has also disclosed other effective state tax adjustments which primarily include the state tax impact of permanent tax adjustments and the reconciling adjustment to remove the statutory blended state income tax rate effect from income or loss generated outside of the U.S. The Company continues to generate income tax benefits in the current period related to income tax credits recognized for qualified research activities in the U.S. The applicable federal tax law and regulations define qualified research activities as research and development activities conducted in the U.S. that involve a process of experimentation designed to discover new information intended to develop a new or improved business component. Absent the valuation allowance, equity compensation also impacts the effective tax rate to the extent the income tax deduction exceeds or is below the related book expense, as required under ASC 718-740-35-2. Other U.S. non-deductible expenses that are offset by the valuation allowance consist primarily of non-deductible executive compensation under Internal Revenue Code 162(m).

The following table presents the significant components of the Company's net deferred tax liability:

	As of December 31,	
	2024	2023
	(In thousands)	
Deferred tax assets:		
Allowance for doubtful accounts	$ 276	$ 80
Accrued liabilities	3,256	3,459
Operating lease liabilities	56,788	57,152
Deferred revenue	1,913	1,915
Stock-based compensation	2,826	3,363
Capitalized research and development expenses	44,716	40,306
Tax credits	15,694	12,994
Net operating losses	12,761	17,421
Other deferred tax assets	1,859	3,238
Gross deferred tax assets	140,089	139,928
Less: valuation allowance	(70,008)	(67,950)
Total deferred tax assets	70,081	71,978
Deferred tax liabilities:		
Property, plant and equipment	22,436	24,469
Goodwill	1,554	1,416
Intangibles	34,305	39,334
Operating lease assets	39,090	39,780
Total deferred tax liabilities	97,385	104,999
Net deferred tax liability	$ (27,304)	$ (33,021)

The Company's accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. The Company primarily considered its historic performance, the nature of its deferred tax assets and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. Based on an analysis of these factors, the Company determined that in 2024, a valuation allowance against U.S. deferred tax assets was required.

As of December 31, 2024, the Company had approximately $14.8 million in U.S. federal net operating loss carryforwards, $20.1 million in U.K. loss carryforwards, and $15.7 million in U.S. federal tax credits. All U.S. federal net operating loss carryforwards were generated after the enactment of the Tax Cuts and Jobs Act (the "Act") and as such do not expire, but can only be utilized to offset up to 80% of taxable income in any given year. The U.S. federal tax credits begin to expire in 2039.

As of December 31, 2024, the Company had approximately $73.6 million in state net operating loss carryforwards. If not utilized, some state net operating loss carryforwards will expire at various dates beginning in 2030.

At December 31, 2024, the amount of unremitted earnings generated by the Company's foreign subsidiaries is not significant. The Company does not assert indefinite reinvestment on a portion of its unremitted earnings of certain foreign subsidiaries as of December 31, 2024. On the earnings that are not indefinitely reinvested, the Company did not recognize deferred income taxes related to those unremitted foreign earnings, due to the tax favorable manner in which it would be repatriated. For the subsidiaries that the Company asserts permanent reinvestment, if repatriation were to occur, the Company would be required to accrue U.S. taxes, if any, and remit applicable withholding taxes as appropriate. A determination of the amount of the unrecognized deferred tax liability related to these undistributed earnings is not practicable due to the complexity and variety of assumptions necessary based on the manner in which the undistributed earnings would be repatriated.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Unrecognized tax benefits—January 1,	$ 6,170	$ 4,800
Gross increases—tax positions in prior period	91	142
Gross increases—tax positions in current period	1,177	1,228
Unrecognized tax benefits—December 31,	$ 7,438	$ 6,170

If the $7.4 million of unrecognized tax benefit is recognized, it would not impact the effective tax rate due to the valuation allowance on the Company's net U.S. deferred tax assets.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized $0.1 million, $0.3 million and $0.3 million, respectively, in interest and penalties related to income taxes within income tax benefit in the accompanying consolidated statements of operations.

The Company expects no material changes in the twelve months following December 31, 2024 in its uncertain tax positions.

The Company files U.S. federal income tax returns as well as income tax returns in many U.S. states and foreign jurisdictions. The tax years 2021 through 2023 remain open to examination by the major jurisdictions in which the Company is subject to tax.

16. Basic and Diluted (Loss) Income per Common Share

The components of basic and diluted net (loss) income per share are as follows:

		Year ended December 31,	
	2024	2023	2022
	(In thousands, except share and per share amounts)		
Earnings per share			
Net (loss) income attributable to common stockholders	$ (6,524)	$ (16,343)	$ 19,570
Net (loss) income per share:			
Basic	$ (0.24)	$ (0.64)	$ 0.77
Diluted	$ (0.24)	$ (0.64)	$ (0.48)
Numerator used to compute net (loss) income per share:			
Basic	$ (6,524)	$ (16,343)	$ 19,570
Net gain on extinguishment of debt, net of taxes	—	—	(39,614)
Interest expense on convertible notes, net of taxes	—	—	5,147
Diluted	$ (6,524)	$ (16,343)	$ (14,897)
Weighted average number of common shares outstanding:			
Basic	27,209,698	25,612,724	25,282,796
Convertible debt conversion	—	—	5,625,073
Diluted	27,209,698	25,612,724	30,907,869

The following common share equivalents were excluded from the weighted average shares used to calculate diluted net (loss) income per common share because their effects would have been anti-dilutive:

		As of December 31,	
	2024	2023	2022
Stock options issued and outstanding	79,238	97,480	159,741
Restricted stock units issued and outstanding	5,195,945	5,911,794	2,607,106
Convertible senior notes	2,321,106	3,442,229	—
Total	7,596,289	9,451,503	2,766,847

17. Subsequent Events

Repurchase of 2026 Convertible Notes

On February 19, 2025, the Company entered into separate, privately negotiated repurchase agreements with a limited number of holders of its 0.250% Convertible Senior Notes due 2026 (the "Repurchases") to repurchase approximately $27.4 million aggregate principal amount of the Notes for approximately $26.1 million, excluding customary transaction fees.

The repurchase price payable by Bandwidth will be paid in cash.

The Company has previously entered into capped call transactions with certain financial institutions in connection with the Notes. All of these transactions are expected to remain in effect notwithstanding the Repurchases.

The Repurchases are expected to close on February 24, 2025, subject to the satisfaction of customary closing conditions. Following such closings, approximately $7.6 million principal amount of the Notes will remain outstanding.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, have evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the guidelines established in the Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included in Item 8 of this Annual Report on Form 10-K.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent limitation on the effectiveness of internal control

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

Item 9B. Other Information

The following table describes any contracts, instructions or written plans for the sale or purchase of our securities adopted, amended or terminated by our directors or executive officers during the three months ended December 31, 2024, each of which is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

Name and Title	Date of Adoption of Rule 10b5-1 Trading Plan	Scheduled Expiration Date of Rule 10b5-1 Trading Plan	Aggregate Number of Securities to be Purchased or Sold
Daryl E. Raiford *Chief Financial Officer*	12/12/2024	12/31/2025	Covers the sale of an indeterminate number of shares of Class A common stock issued upon future equity award vesting events.
Kade Ross *Chief Information Officer*	12/12/2024	03/17/2026	Covers the sale of up to 16,000 shares of Class A common stock.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

We have adopted a Code of Business Conduct and Ethics that applies to all officers, directors, employees, consultants and contractors, which is available on our website at (https://investors.bandwidth.com/corporate-governance/governance-overview) under "Governance Documents." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waivers from, a provision of our Code of Business Conduct and Ethics by posting such information on our website at the address specified above.

We have adopted an Insider Trading Compliance Policy which applies to the purchase, sale and other trading activity in our securities by our officers, directors, employees, contractors and consultants. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and NASDAQ listing standards. The Insider Trading policy is included as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is Ernst & Young LLP, Raleigh, NC, Auditor Firm ID: 42.

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2025 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements

   See Index to Financial Statements at Item 8 herein.

2. Financial Statement Schedules

   Schedules not listed above have been omitted because they are not required, not applicable, or the required information is otherwise included.

3. Exhibits

Exhibit Index

Exhibit number	Description of Exhibit	Form	File No.	Exhibit	Filing Date
3.1	Second Amended and Restated Certificate of Incorporation.	10-Q	001-38285	3.1	12/14/2017
3.2	Third Amended and Restated Bylaws.	8-K	001-38285	3.1	11/2/2023
4.1	Description of Registrant's Securities.				Filed herewith
4.2	Indenture, dated February 28, 2020, between Bandwidth Inc. and Wilmington Trust, National Association.	8-K	001-38285	4.1	3/2/2020
4.3	Form of 0.250% Convertible Senior Notes due March 1, 2026 (included as Exhibit A to Exhibit 4.1).	8-K	001-38285	4.2	3/2/2020
4.4	Indenture, dated March 16, 2021, between Bandwidth Inc. and Wilmington Trust, National Association.	8-K	001-38285	4.1	3/16/2021
4.5	Form of 0.50% Convertible Senior Notes due April 1, 2028 (included as Exhibit A to Exhibit 4.1).	8-K	001-38285	4.2	3/16/2021
10.1	Form of Indemnification and Advancement Agreement between Bandwidth Inc. and its directors and certain officers.	10-K	001-38285	10.1	2/25/2022
10.2	2010 Equity Compensation Plan and forms of awards thereunder.	S-1	333-220945	10.4	10/13/2017
10.3	Employment Agreement, dated as of January 1, 2015, as amended on March 9, 2017, by and between Bandwidth.com, Inc. and David A. Morken.	S-1	333-220945	10.8	10/13/2017
10.4	Office Lease, by and between Venture Center LLC and Bandwidth.com, Inc., dated January 22, 2013, as amended to date.	S-1	333-220945	10.11	10/13/2017
10.5	Form of Conversion Lock-up Agreement between Bandwidth Inc. and the Key Holders.	S-1A	333-220945	10.2	10/30/2017
10.6	Office Lease, by and between Keystone-Centennial II, LLC and Bandwidth.com, Inc., dated January 12, 2018.	10-K	001-38285	10.22	2/26/2018
10.7	Office Lease, by and between WP Propco III, LLC and Bandwidth Inc., dated January 1, 2019, Venture III amendment.	10-K	001-38285	10.23	2/15/2019

10.8	Office Lease, by and between WP Propco III, LLC and Bandwidth Inc., dated January 1, 2019, Venture I amendment.	10-K	001-38285	10.24	2/15/2019
10.9	Employment Agreement, dated as of December 6, 2019, by and between Bandwidth.com, Inc. and Rebecca Bottorff.	10-K	001-38285	10.30	2/21/2020
10.10	Confirmation of Base Capped Call Transaction, dated February 25, 2020, between Bandwidth Inc. and Barclays Bank PLC.	8-K	001-38285	10.1	3/2/2020
10.11	Confirmation of Base Capped Call Transaction, dated February 25, 2020, between Bandwidth Inc. and JPMorgan Chase Bank, National Association, New York Branch.	8-K	001-38285	10.2	3/2/2020
10.12	Confirmation of Base Capped Call Transaction, dated February 25, 2020, between Bandwidth Inc. and Bank of Montreal.	8-K	001-38285	10.3	3/2/2020
10.13	Confirmation of Base Capped Call Transaction, dated February 25, 2020, between Bandwidth Inc. and Morgan Stanley & Co. LLC.	8-K	001-38285	10.4	3/2/2020
10.14	Confirmation of Base Capped Call Transaction, dated February 25, 2020, between Bandwidth Inc. and Goldman Sachs & Co. LLC.	8-K	001-38285	10.5	3/2/2020
10.15	Confirmation of Additional Capped Call Transaction, dated February 26, 2020, between Bandwidth Inc. and Barclays Bank PLC.	8-K	001-38285	10.6	3/2/2020
10.16	Confirmation of Additional Capped Call Transaction, dated February 26, 2020, between Bandwidth Inc. and JPMorgan Chase Bank, National Association, New York Branch.	8-K	001-38285	10.7	3/2/2020
10.17	Confirmation of Additional Capped Call Transaction, dated February 26, 2020, between Bandwidth Inc. and Bank of Montreal.	8-K	001-38285	10.8	3/2/2020
10.18	Confirmation of Additional Capped Call Transaction, dated February 26, 2020, between Bandwidth Inc. and Morgan Stanley & Co. LLC.	8-K	001-38285	10.9	3/2/2020
10.19	Confirmation of Additional Capped Call Transaction, dated February 26, 2020, between Bandwidth Inc. and Goldman Sachs & Co. LLC.	8-K	001-38285	10.10	3/2/2020
10.20	Confirmation of Base Capped Call Transaction, dated March 11, 2021, between Bandwidth Inc. and Bank of Montreal.	8-K	001-38285	10.1	3/16/2021
10.21	Confirmation of Base Capped Call Transaction, dated March 11, 2021, between Bandwidth Inc. and Citibank, N.A.	8-K	001-38285	10.2	3/16/2021
10.22	Confirmation of Base Capped Call Transaction, dated March 11, 2021, between Bandwidth Inc. and Goldman Sachs & Co. LLC.	8-K	001-38285	10.3	3/16/2021
10.23	Confirmation of Base Capped Call Transaction, dated March 11, 2021, between Bandwidth Inc. and Morgan Stanley & Co. LLC.	8-K	001-38285	10.4	3/16/2021
10.24^	Lease Agreement dated May 27, 2021, between Bandwidth Inc. and USEF Edwards Mill Owner, LLC.	8-K	001-38285	10.2	5/28/2021
10.25	Escrow Agreement dated May 27, 2021, between Bandwidth Inc., USEF Edwards Mill Owner, LLC and Chicago Title Insurance Company.	8-K	001-38285	10.3	5/28/2021
10.26	Employment Agreement, dated July 6, 2021, between the Company and Daryl Raiford.	8-K	001-38285	10.1	7/8/2021

[10.27](#)	Employment Agreement, dated February 22, 2022, between the Company and Anthony F. Bartolo.	8-K	001-38285	10.1	2/22/2022
[10.28](#)	Employment Agreement, dated February 24, 2022, between the Company and R. Brandon Asbill.	10-K	001-38285	10.52	2/25/2022
[10.29](#)	First Amendment to Lease Agreement, dated April 21, 2022, between Bandwidth Inc. and USEF Edwards Mill Owner, LLC.	10-Q	001-38285	10.3	5/6/2022
[10.30](#)	First Amendment to Escrow Agreement, dated April 21, 2022, between Bandwidth Inc., USEF Edwards Mill Owner, LLC and Chicago Title Insurance Company.	10-Q	001-38285	10.4	5/6/2022
[10.31](#)	Forms of Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement.	10-K	001-38285	10.5	2/23/2023
[10.32](#)	First Amendment to Employment Agreement, dated March 24, 2022, between the Company and Anthony F. Bartolo.	10-K	001-38285	10.51	2/23/2023
[10.33](#)	First Amendment to Employment Agreement, dated March 25, 2022, between the Company and Daryl E. Raiford.	10-K	001-38285	10.52	2/23/2023
[10.34](#)	Second Amendment to Lease Agreement, dated March 31, 2023, between Bandwidth Inc. and USEF Edwards Mill Owner, LLC.	10-Q	001-38285	10.1	5/3/2023
[10.35](#)	Second Amended and Restated 2017 Incentive Award Plan.	10-Q	001-38285	10.1	8/3/2023
[10.36^](#)	Credit Agreement among Bandwidth Inc., certain subsidiaries of Bandwidth Inc., the several lenders from time to time party thereto, and Bank of America, N.A., dated as of August 1, 2023.	10-Q	001-38285	10.2^	8/3/2023
[10.37](#)	Second Amendment to Employment Agreement, dated February 26, 2024, between the Company and David A. Morken.	10-K	001-38285	10.42	2/28/2024
[10.38](#)	First Amendment to Credit Agreement among Bandwidth Inc., certain subsidiaries of Bandwidth Inc., the several lenders from time to time party thereto, and Bank of America, N.A., dated as of May 1, 2024.	10-Q	001-38285	10.1	5/7/2024
[10.39](#)	Letter Agreement, dated July 1, 2024, between Bandwidth Inc. and Anthony F. Bartolo.	10-Q	001-38285	10.1	8/1/2024
[10.40](#)	Employment Agreement, dated July 1, 2022, between Bandwidth Inc. and Devesh Agarwal.	10-Q	001-38285	10.2	8/1/2024
[10.41](#)	Second Amendment to Credit Agreement among Bandwidth Inc., certain subsidiaries of Bandwidth Inc., the several lenders from time to time party thereto, and Bank of America, N.A., dated as of October 28, 2024.	10-Q	001-38285	10.1	10/31/2024
[10.42](#)	First Amendment to Employment Agreement, dated February 11, 2025, between Bandwidth Inc. and Devesh Agarwal.				Filed herewith
[19.1](#)	Bandwidth Inc. Insider Trading Compliance Policy				Filed herewith
[21.1](#)	List of subsidiaries of Bandwidth Inc.				Filed herewith
[23.1](#)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.				Filed herewith
[23.2](#)	Consent of KPMG LLP, Independent Registered Public Accounting Firm.	8-K/A	001-38285	23.1	1/14/2021
[31.1](#)	Certificate of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				Filed herewith
[31.2](#)	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				Filed herewith

32.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.					Furnished herewith
97.1	Policy for Recovery of Erroneously Awarded Compensation, effective as of October 2, 2023.	10-K	001-38285	97.1	2/28/2024	
101.INS	XBRL Instance Document - the Instance Document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL Document.					Filed herewith
101.SCH	XBRL Taxonomy Schema Document.					Filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					Filed herewith

^ Certain of the exhibits to Exhibit 10.24 and 10.36, as applicable, have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits to the SEC upon its request.

* The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

Item 16. Form 10-K Summary

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<center>BANDWIDTH INC.</center>

Date:	February 20, 2025	By:	/s/ David A. Morken
			David A. Morken
			Chief Executive Officer
			(Principal Executive Officer)
Date:	February 20, 2025	By:	/s/ Daryl E. Raiford
			Daryl E. Raiford
			Chief Financial Officer
			(Principal Financial Officer)
Date:	February 20, 2025	By:	/s/ Devin M. Krupka
			Devin M. Krupka
			Senior Vice President, Corporate Controller
			(Principal Accounting Officer)
Date:	February 20, 2025	By:	/s/ Brian D. Bailey
			Brian D. Bailey
			Director
Date:	February 20, 2025	By:	/s/ Rebecca Bottorff
			Rebecca Bottorff
			Director
Date:	February 20, 2025	By:	/s/ John C. Murdock
			John C. Murdock
			Director
Date:	February 20, 2025	By:	/s/ Lukas M. Roush
			Lukas M. Roush
			Director
Date:	February 20, 2025	By:	/s/ Douglas A. Suriano
			Douglas A. Suriano
			Director

CORPORATE INFORMATION

Corporate Headquarters
2230 Bandmate Way
Raleigh, NC 27607

Stock Transfer Agent and Registrar
Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
www.equiniti.com
+1 718-921-8300 +1 800-937-5449

Independent Registered Public Accounting Firm
Ernst & Young LLP
4130 Parklake Avenue, Suite 500
Raleigh, NC 27612

SEC Annual Report on Form 10-K
Additional copies of our fiscal 2024 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, including the financial statements and the financial statement schedules but not including the exhibits contained therein, are available without charge upon written request, directed to:

Investor Relations Department
Bandwidth Inc.
2230 Bandmate Way
Raleigh, NC 27607

LEADERSHIP

David A. Morken
Chief Executive Officer

Daryl E. Raiford
Chief Financial Officer

Devesh Agarwal
Chief Operating Officer

Rebecca G. Bottorff
Chief People Officer

R. Brandon Asbill
General Counsel

Kade B. Ross
Chief Information Officer

John P. Bell II
Chief Product Officer

Michelle L. Birch
Chief Customer Officer

Amaya G. Lantero
Chief Strategy Officer

Sandy U. Preizler
Chief Revenue Officer

Jeff S. Turner
Chief Software Officer

BOARD OF DIRECTORS

David A. Morken
Chairman of the Board and Chief Executive Officer

Brian D. Bailey[1,2]
Managing Partner, Carmichael Partners

Rebecca G. Bottorff
Chief People Officer

John C. Murdock[1,2]
Former President, Bandwidth

Lukas M. Roush[1*,2]
Managing Partner, Sovereign's Capital

Douglas A. Suriano[1,2*]
Former Senior Vice President and General Manager, Oracle Communications

[1]Audit Committee [2]Compensation Committee
*Committee Chairman

